Exhibit 99.1

HUDBAY

ANNUAL INFORMATION FORM

for the year ended December 31, 2022

March 30, 2023

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CAUTION REGARDING FORWARD-LOOKING INFORMATION

This annual information form ("AIF") contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. We refer to such forward-looking statements and forward-looking information together in this AIF as forward-looking information. All information contained in this AIF, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this AIF is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements regarding our production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending, capital expenditures and net debt, expectations regarding our exploration program and anticipated results therefrom, expectations regarding the impact of inflationary pressures on our cost of operations, financial condition and prospects, expectations regarding our cash balance and liquidity for 2023, expectations regarding the Copper World project, including with respect to our plans for a pre-feasibility study and the estimated timelines and pre-requisites for sanctioning the project, expectations regarding the permitting requirements for the Copper World project and permitting related litigation, our ability to continue to increase production at Lalor and throughput at the New Britannia mill, the anticipated timing and benefits of completing the Stall recovery improvement program, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans and to submit related drill permit applications, expectations regarding the duration and potential impact of short-term mine plan changes implemented at Constancia, expectations regarding the ability for the company to reduce greenhouse gas emissions, the company's evaluation of opportunities to reprocess tailings, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on our performance, anticipated expansion opportunities in Snow Lake, anticipated drill programs, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production and cost guidance;

- the ability to achieve discretionary spending reductions without impacting operations;

- no significant interruptions to our operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;

- no interruptions to our plans for advancing the Copper World project;

- the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans and to submit related drill permit applications;

- the ability to continue to increase production at Lalor and throughput at the New Britannia mill;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

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- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing;

- the ability to complete projects on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, political and social risks in the regions the company operates, including the uncertainty with respect to the political and social environment in Peru and its potential impact on our mining operations (as further described under the heading "Risk Factors" in this AIF), risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of our projects, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the Lalor ramp-up strategy, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading our tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets and interest rates that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in this AIF.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this AIF or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

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NOTE TO UNITED STATES INVESTORS

This AIF (and documents incorporated by reference herein) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States Securities and Exchange Commission (the "SEC") and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies.

Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by CIM Council on May 10 2014, as amended (the "CIM Standards"). Further to recent amendments, mineral property disclosure requirements in the United States are governed by subpart 1300 of Regulation S-K of the Securities Act of 1933, as amended (the "U.S. Rules") which differ from the CIM Standards. The definitions used in NI 43-101 are incorporated by reference from the CIM Standards.

As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are now "substantially similar" to the corresponding CIM Standards, incorporated by reference in NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" under NI 43-101 and the CIM Standards, there are differences in the definitions under the U.S. Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

OTHER IMPORTANT INFORMATION

Certain scientific and technical terms and abbreviations used in this AIF are defined in the "Glossary of Mining Terms" attached as Schedule A.

Unless the context suggests otherwise, references to "we", "us", "our" and similar terms, as well as references to "Hudbay" and "Company", refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries.

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CURRENCY AND EXCHANGE RATES

This AIF contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars, and Canadian dollars are referred to as "Canadian dollars" or "C$". For United States dollars to Canadian dollars, the average exchange rate for 2022 and the closing exchange rate as at December 30, 2022 (being the final trading day of 2022) as reported by the Bank of Canada, were one United States dollar per 1.3013 and 1.3544 Canadian dollars, respectively.

On March 29, 2023 (being the final trading day prior to the date of this AIF), the Bank of Canada daily exchange rate was one United States dollar per 1.3576 Canadian dollars.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Hudbay uses certain non-IFRS financial performance measures in its financial reports and in this AIF, including adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per pound of zinc produced, combined unit cost and zinc plant unit cost, cash cost and sustaining cash cost per ounce of gold produced. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a description and reconciliation of each of these measures, please see the Non-IFRS Financial Performance Measures section on pages 54 to 65 of our management's discussion and analysis for the year ended December 31, 2022, a copy of which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CORPORATE STRUCTURE

INCORPORATION AND REGISTERED OFFICE

We were formed by the amalgamation of Pan American Resources Inc. and Marvas Developments Ltd. on January 16, 1996, pursuant to the Business Corporations Act (Ontario) and changed our name to Pan American Resources Inc. On March 12, 2002, we acquired ONTZINC Corporation, a private Ontario corporation, through a reverse takeover and changed our name to ONTZINC Corporation. On December 21, 2004, we acquired Hudson Bay Mining and Smelting Co., Limited ("HBMS") and changed our name to HudBay Minerals Inc. In connection with the acquisition of HBMS, on December 21, 2004, we amended our articles to consolidate our common shares on a 30 to 1 basis. On October 25, 2005, we were continued under the Canada Business Corporations Act ("CBCA"). On August 15, 2011, we completed a vertical short-form amalgamation under the CBCA with our subsidiary, HMI Nickel Inc. On January 1, 2017, we completed a vertical short-form amalgamation under the CBCA with two of our subsidiaries, HBMS and Hudson Bay Exploration and Development Company Limited, and changed our name from HudBay Minerals Inc. to Hudbay Minerals Inc.

Our registered office is located at 333 Bay Street, Suite 3400, Bay Adelaide Centre, Toronto, Ontario M5H 2S7 and our principal executive office is located at 25 York Street, Suite 800, Toronto, Ontario M5J 2V5.

Our common shares are listed on the Toronto Stock Exchange ("TSX"), New York Stock Exchange ("NYSE") and Bolsa de Valores de Lima under the symbol "HBM".

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INTERCORPORATE RELATIONSHIPS

The following chart shows our principal subsidiaries as at December 31, 2022, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction.

Notes:

1. Hudbay owns our Canadian mining operations, is the borrower under our Canadian Credit Facility, the issuer of our Senior Unsecured Notes and a guarantor of our Peru Facility.

2. HudBay Peru Inc. owns 99.98% of HudBay Peru S.A.C. ("Hudbay Peru"). The remaining 0.02% is owned by 6502873 Canada Inc., our wholly-owned subsidiary. HudBay Peru Inc. is a guarantor of our Credit Facilities and our Senior Unsecured Notes.

3. Hudbay Peru owns the Constancia mine, is the borrower under our Peru Facility and is a guarantor of our Canadian Credit Facility and our Senior Unsecured Notes.

4. HudBay (BVI) Inc. ("Hudbay BVI") is the party to the precious metals stream agreement in respect of the Constancia mine.

5. HudBay Marketing & Sales Inc. markets and sells certain mineral products and is a guarantor of our Credit Facilities and our Senior Unsecured Notes.

6. Hudbay Arizona Inc., through its subsidiaries, indirectly owns 100% of Copper World, Inc. (formerly known as Rosemont Copper Company) and Mason Resources (US) Inc. ("Mason US").

7. Copper World, Inc. (formerly known as Rosemont Copper Company) owns a 100% interest in the Copper World project.

8. Mason US owns a 100% interest in the Mason project in Nevada as well as certain exploration properties in the surrounding area.

9. HudBay Arizona (Barbados) SRL is the party to the precious metals stream agreement in respect of the Copper World project.

DEVELOPMENT OF OUR BUSINESS

STRATEGY

Our mission is to create sustainable value through the acquisition, development and operation of high quality, long life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which we operate benefit from our presence.

We believe that copper is the commodity with the best long-term supply/demand fundamentals and offers shareholders the greatest opportunity for sustained risk-adjusted returns. Through the discovery and successful development of economic mineral deposits, and through highly efficient low-cost operations to extract the metals, we believe sustainable value will be created for all stakeholders.

Hudbay's successful development, ramp-up and operation of the Constancia open-pit mine in Peru, our long history of underground mining and full life-cycle experience in northern Manitoba, and our track record of reserve expansion through effective exploration, and our organic pipeline of copper development projects including Copper World, Mason and Llaguen, provide us with a competitive advantage relative to other mining companies of similar scale.

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Over the past decade, we have built a world-class asset portfolio by executing a consistent long-term growth strategy focused on copper. We continuously work to generate strong free cash flow and optimize the value of our producing assets through exploration, brownfield expansion projects and efficient and safe operations. Furthermore, we intend to sustainably grow Hudbay through the exploration and development of our robust project pipeline, as well as through the acquisition of other properties that fit our stringent strategic criteria.

To ensure that any investment in our existing assets or acquisition of other mineral assets is consistent with our mission and creates sustainable value for stakeholders, we have established a number of criteria for evaluating these opportunities. The criteria include the following:

- Sustainability: We are focused on jurisdictions that support responsible mining activity. Our current geographic focus is on select investment grade countries in the Americas, with strong rule of law and respect for human rights consistent with our long-standing focus on environmental, social and governance ("ESG") principles;

- Copper Focus: We believe copper is the commodity with the best long-term supply/demand fundamentals. Global copper mine supply is challenged due to declining industry grades, limited exploration success and an insufficient pipeline of development-ready projects while demand will continue to increase through global decarbonization initiatives. We believe this long-term supply/demand gap will create opportunities for increased risk-adjusted returns. While our primary focus is on copper, we recognize the polymetallic nature of copper deposits and, in particular, the counter-cyclical nature of gold in our portfolio;

- Quality: We are focused on investing in long-life, low-cost, expandable, high-quality assets that can capture peak pricing of multiple commodity price cycles and can generate free cash flow through the trough of price cycles;

- Potential: We consider the full spectrum of acquisition and investment opportunities, from early-stage exploration to producing assets, that offer significant incremental potential for exploration, development, expansion and optimization beyond the stated resources and mine plan;

- Process: We develop a clear understanding of how an investment or acquisition can create value through our robust due diligence and capital allocation process that applies our technical, social, operational and project execution expertise;

- Operatorship: We believe value is created through leveraging Hudbay's competitive advantages in safe and efficient operations and effective exploration and project development and community relations. While operatorship is a key criterion, we are open to joint venture and partnerships that de-risk our portfolio and increase risk-adjusted returns; and

- Capital Allocation: We pursue investments and acquisitions that are accretive to Hudbay on a per share basis. Given that our strategic focus includes allocating capital to assets at various stages of development, when evaluating accretion, we will consider measures such as internal rate of return ("IRR"), return on invested capital ("ROIC"), net asset value per share and the contained value of reserves and resources per share.

THREE YEAR HISTORY

Peru Operations

In February 2020, the community of Chilloroya formally approved a surface rights agreement with Hudbay for the Pampacancha satellite deposit located near the Constancia mine in Peru. Throughout the remainder of 2020, we focused on negotiating individual agreements with those members of the Chilloroya community who made use of the Pampacancha lands and advancing the consultation process between the government and the Chilloroya community in accordance with Peru's Consulta Previa law. Despite challenges presented by COVID-19, the Consulta Previa process was completed at the end of 2020, and, in early January 2021, we received the final mining permit for the development and operation of Pampacancha. Pampacancha achieved first production and commercial production in April 2021, following the completion of all land user agreements.

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On March 29, 2021, the Company released an updated mine plan for Constancia that included an increase in copper and gold production between 2022 and 2024 due to the higher grades from the Pampacancha deposit and also included higher-grade reserves from the Constancia Norte pit extension. During 2021, Hudbay also completed an internal scoping study which indicated the potential for economic extraction of an inferred mineral resource of 6.5 million tonnes of 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area.

In late 2022 and early 2023, regional road blockades limited the ability to transport fuel and concentrate, but the Constancia mill continued to steadily operate as the Company implemented risk mitigation plans with strong support from the local communities. As a result of processing stockpiles to lower fuel consumption in early 2023, Pampacancha's mine life has now been extended into the first half of 2025. Annual production at the Constancia operations is expected to average approximately 110,000 tonnes of copper and 87,000 ounces of gold over the next three years, a respective 23% and 49% increase from 2022 levels.

Hudbay also controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. In August 2022, the community of Uchucarcco formally approved a surface rights exploration agreement with Hudbay for the Maria Reyna and Caballito properties. The Company has commenced early exploration activities and ground geophysical surveys at Maria Reyna and Caballito, and surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications have been completed.

Manitoba Operations

In March 2020, we released an integrated revised mine plan for our Snow Lake operations. This mine plan increased the annual gold production at Lalor and incorporated gold-rich regional deposits to support an 18 year operating life, based solely on proven and probable reserves and a production rate of 4,500 tonnes per day at Lalor for the first ten years of the mine plan.

On March 29, 2021, we released an updated mine plan for Snow Lake that increased annual gold production to over 180,000 ounces during the first six years of New Britannia's operation at a cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively. This enhanced mine plan incorporated the results from several optimization initiatives, including: increasing the production rate at Lalor; increasing the throughput rate at the Stall mill; incorporating mineral reserves from the 1901 deposit into the mine plan; and implementing a recovery improvement project at the Stall mill to increase copper and precious metal recoveries. These mine plan enhancements optimize the processing capacity of the Snow Lake operations in a manner that maximizes the net present value of the operations.

Refurbishment and commissioning activities at the New Britannia mill were completed in July 2021 and the construction of the new copper flotation facility at New Britannia was completed in October 2021, ahead of the original schedule. Following a brief commissioning period, the New Britannia mill achieved commercial production on November 30, 2021.

The 777 mine was closed on schedule, in June 2022, after 18 years of steady production. The Company's hydrometallurgical zinc facility in Flin Flon was also closed after more than 25 years of successful operations. The Flin Flon concentrator and tailings impoundment area were shifted to care and maintenance, which provides optionality should another mineral discovery lead to a new mine in the Flin Flon area. Hudbay is committed to strong and safe closure practices and has considered stringent and detailed environmental plans to manage water and the remaining infrastructure and processing plants in Flin Flon.

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Arizona Development Strategy

Hudbay has been evaluating alternative options to unlock value from its Arizona mineral assets since the July 2019 ruling from the U.S. District Court to vacate the final record of decision ("FROD") issued by the U.S. Forest Service relating to its Rosemont copper deposit, a decision which was later upheld by the Ninth Circuit Court of Appeal in 2022. The FROD was based upon a standalone development plan for the Rosemont deposit utilizing federal land as set forth in Hudbay's 2017 feasibility study and technical report (the "2017 Feasibility Study").

One such alternative was a private land development plan that included exploring nearby patented mining claims in the historic Helvetia mining district. The Company initiated a drill program in 2020 to confirm historical drilling in this past-producing region, and the drill program was further expanded throughout 2021 after continuing to receive encouraging results. Four deposits were discovered in early 2021 with oxide and sulfide mineralization occurring at shallow depths on Hudbay's wholly-owned patented mining claims. By September 2021, the exploration program had identified seven mineral deposits (referred to at the time as the "Copper World deposits") over a seven-kilometre strike area. An initial mineral resource estimate was declared at the Copper World deposits in December 2021, which was larger and at a higher level of geological confidence than expected.

Following our exploration success on patented mining claims and ongoing litigation uncertainty regarding the project design set forth in the 2017 Feasibility Study, Hudbay began to evaluate alternative design options to unlock value within this prospective district. This included remodeling the 2017 mineral resources, incorporating the new mineral resources from successful exploration results and completing new metallurgical testing work, which led to a comprehensive review of the mine plan, process plant design, tailings deposition strategies and permitting requirements for the new project.

This culminated in the release of a preliminary economic assessment of our 100%-owned Copper World project in July 2022 (the "Copper World PEA"). The Copper World PEA includes the recently discovered Copper World deposits along with the East deposit (which we formerly referred to as the Rosemont deposit). See "Material Mineral Projects - Copper World" for further information.

The Copper World PEA contemplates a two-phased mine plan with the first phase reflecting a standalone operation with processing infrastructure on Hudbay's private land and mining occurring on patented mining claims. Phase I is expected to require only state and local permits and reflects a 16-year mine life. Phase II extends the mine life to 44 years through an expansion onto federal land to mine the entire deposits. Phase II also contemplates an expansion of the processing facilities and would be subject to the federal permitting process.

At a copper price of $3.50 per pound, the after-tax net present value of Phase I using a 10% discount rate is $741 million and the internal rate of return is 17%. With the inclusion of Phase II and assuming a copper price of $3.50 per pound, the after-tax net present value of the total project using a 10% discount rate increases to $1,296 million and the internal rate of return is 18%. The valuation metrics are highly sensitive to the copper price and at a price of $4.00 per pound, the after-tax net present value of Phase I and the total project, using a 10% discount rate, increases to $1,193 million and $1,903 million, respectively, and the internal rate of return in Phase I and the total project increases to 21% and 22%, respectively.

Following the release of the Copper World PEA, we have continued to execute our strategy to de-risk the project. Pre-feasibility activities for Phase I of the Copper World project are well-advanced and are expected to support the conversion of mineral resources to mineral reserves and optimize the layout and sequencing of the mineral processing facilities, in addition to evaluating other upside opportunities. Pre-feasibility level engineering of the main processing facility and geotechnical and hydrogeological site investigation activities were each completed by the end of 2022. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality ("ADEQ"). Hudbay continues to expect to receive these two remaining state permits in 2023. The other key state permit, the Mined Land Reclamation Plan, was received in 2022.

A pre-feasibility study for Phase I of the Copper World project is expected to be released in mid-2023.

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Financing Activities

In May 2020, we entered into a gold forward sale and prepay arrangement ("Gold Prepay") with a syndicate of our existing lenders whereby we received an upfront payment of $115 million in exchange for delivering a total of 79,954 gold ounces in future years on gold forward curve prices averaging approximately $1,682 per ounce. The Gold Prepay was executed to pre-fund substantially all of the expected capital costs to complete the New Britannia project. We repaid approximately 50% of the original Gold Prepay in 2022.

On September 23, 2020, we completed an upsized offering of $600 million aggregate principal amount of 6.125% senior unsecured notes due 2029. The proceeds of this offering were used to redeem $400 million of our then outstanding 7.250% senior unsecured notes due 2023 and for general corporate purposes.

On March 8, 2021, we completed an offering of $600 million aggregate principal amount of 4.50% senior unsecured notes due 2026. The proceeds of this offering were used to redeem $600 million of our then outstanding 7.625% senior unsecured notes due 2025.

On October 26, 2021, we completed an amendment and restatement of our senior secured revolving credit facilities (the "Credit Facilities"). As a result of the amendment, the total available borrowings under the Credit Facilities was increased to $450.0 million from $400.0 million to reflect our anticipated business requirements until October 2025 when the Credit Facilities mature. We also eliminated certain financial covenants while amending others to increase our financial flexibility and reduced the effective interest.

Following these financing transactions, we have an aggregate of $1.2 billion of long-term debt and have pushed out the nearest maturity to 2025. For more information, see "Description of Capital Structure".

COVID-19 and Our Business

Following the onset of the COVID-19 pandemic, the Company's business response planning commenced in January 2020 and company-wide crisis plans were activated in early-March as part of our crisis management protocols. The Board worked with senior management during this time to ensure risks relating to COVID-19 were identified and mitigation plans were put in place. Throughout the rapidly changing environment, we remained focused on the health and safety of our workforce and local communities and we actively engaged with local stakeholders and public health authorities to ensure effective implementation of our business response plans.

In Peru, the government declared a state of emergency on March 15, 2020, requiring non-essential businesses to be shut down. Following this declaration, we commenced the temporary and orderly suspension of operations at Constancia. The shutdown lasted approximately eight weeks, during which a smaller workforce was maintained at the site to oversee critical aspects of the operation and in order to facilitate a quick and efficient restart and ramp up of the mine. Since then, we have maintained continuous operations at Constancia without any further COVID-19 related interruptions.

In Manitoba, other than an unrelated production interruption at 777 during 2020 due to an incident that occurred during routine maintenance of the hoist rope and skip, our mines have continued to operate and ship mineral products, notwithstanding COVID-19 related challenges.

Over the course of the past year, as the day-to-day impact and spread of COVID-19 has subsided, each of our business units has been able to slowly relax site-specific measures used to identify and limit COVID-19 exposure and transmission and maintain a safe environment for our workers and our communities. Site-specific measures included testing of incoming workers prior to their travel to site, pre-screening protocols, quarantine periods for incoming workers, workplace physical distancing protocols, and adjustment of work rotation schedules. The Company will continue to proactively monitor COVID-19 (and any variants thereto) should there be any future outbreaks.

Leadership Transition

In January 2020, Peter Kukielski was appointed Hudbay's President and CEO. Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors. Most recently, he was President and Chief Executive Officer of Nevsun Resources Ltd. until its acquisition in December 2018.

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On January 4, 2022, André Lauzon was appointed Hudbay's Chief Operating Officer, following the resignation of Cashel Meagher. Mr. Lauzon has over 25 years of mining industry experience and previously served as the Vice President of Hudbay's Arizona Business Unit from 2018 to 2021, where he was responsible for Hudbay's strategic initiatives in the U.S. and advancement of the Rosemont and Copper World projects. Prior to that, Mr. Lauzon held strategic and operational leadership roles in Manitoba, where he served as Vice President of the Manitoba Business Unit from 2016 to 2018.

On October 13, 2022, Eugene Lei was appointed as Hudbay's Chief Financial Officer, replacing Steve Douglas. Mr. Lei has over 20 years of global mining investment banking, finance and corporate development experience. Since joining Hudbay in 2012, he has progressed through several senior management roles and executive responsibilities, including leading the corporate development, strategy and investor relations functions. He was interim CFO at Hudbay in 2020 and led the gold prepayment transaction in May 2020 to finance the capital reinvestment program in the New Britannia mill.

DESCRIPTION OF OUR BUSINESS

GENERAL

We are a diversified mining company with long-life assets in North and South America. Our Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Our Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. We have an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria.

We have three material mineral projects:

1. our 100% owned Constancia mine, an open pit copper mine in Peru, which achieved commercial production in the second quarter of 2015;

2. our 100% owned Lalor mine, an underground gold, zinc and copper mine near Snow Lake, Manitoba, which achieved commercial production in the third quarter of 2014; and

3. our 100% owned Copper World project, a copper development project in Pima County, Arizona.

In addition to our mining properties in northern Manitoba, we own and operate a portfolio of processing facilities, including our Stall concentrator, which produces zinc and copper concentrates, and our recently refurbished New Britannia mill, which produces copper concentrate and gold/silver doré. Our Flin Flon concentrator, which produced zinc and copper concentrates, closed in 2022 and is currently on care and maintenance. We also own a number of properties in the Snow Lake region within trucking distance of the Stall and New Britannia mills that have the potential to provide additional feed for our Snow Lake operations.

In Peru, we own and operate a processing facility at Constancia, which produces copper and molybdenum concentrates from our Constancia and Pampacancha deposits. We also own a large, contiguous block of mineral rights within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. Following the execution of a surface rights exploration agreement with the community of Uchucarcco in August 2022, we have commenced early exploration activities at the Maria Reyna and Caballito properties. We also own a 100% interest in the Llaguen project, a greenfield project located close to existing infrastructure in Northern Peru for which initial mineral resource estimates were published in 2022.

Additionally, in Nevada, we own a 100% interest in the Mason project, an early-stage copper project with a substantial mineral resource and a robust PEA.

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The following map shows where our primary assets and certain exploration properties are located:

MATERIAL MINERAL PROJECTS

Constancia

Constancia is our 100% owned copper mine in Peru. It is located in the Province of Chumbivilcas in southern Peru and consists of the Constancia and Pampacancha deposits.

The Constancia mine reached commercial production in the second quarter of 2015 and has an expected mine life of 16 years. On February 18, 2020, the community of Chilloroya formally approved a surface rights agreement with Hudbay for the Pampacancha satellite deposit located near the Constancia mine in Peru. Throughout the remainder of 2020, we focused on negotiating individual agreements with those members of the Chilloroya community who made use of the Pampacancha lands and advancing the consultation process between the government and the Chilloroya community as per Peru's Consulta Previa law. The Consulta Previa process was completed at the end of 2020, and in early January 2021, the Peruvian regulators granted us the final mining permit for the development and operation of Pampacancha. Pampacancha achieved first production in April 2021, following the completion of all land user agreements. Due to its short ramp-up period, Pampacancha also achieved commercial production in April 2021.

On March 29, 2021, the Company released an updated mine plan for Constancia that included an increase in copper and gold production between 2022 and 2024 due to the higher grades from the Pampacancha deposit and also included higher-grade reserves from the Constancia Norte pit extension. During 2021, Hudbay also completed an internal scoping study which indicated the potential for economic extraction of an inferred mineral resource of 6.5 million tonnes of 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area.

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In late 2022 and early 2023, regional road blockades limited the ability to transport fuel and concentrate, but the Constancia mill continued to steadily operate as the Company implemented risk mitigation plans with strong support from the local communities. As a result of processing stockpiles to lower fuel consumption in early 2023, Pampacancha's mine life has now been extended into the first half of 2025. Annual production at the Constancia operations is expected to average approximately 110,000 tonnes of copper and 87,000 ounces of gold over the next three years, a respective 23% and 49% increase from 2022 levels.

We also control a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities and ground geophysical surveys at the Maria Reyna and Caballito properties after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. Surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications have been completed. Drill permit applications are expected to be submitted in May 2023. Ground activities and geophysical surveys are underway and field evidence confirms that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

100% of the payable silver and 50% of the payable gold at Constancia is subject to a precious metals stream agreement with Wheaton Precious Metals ("Wheaton"). We receive cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to one percent annual escalation, which started in 2019. Gold recovery for purposes of calculating payable gold was originally fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha. On May 10, 2021, an amendment to the Constancia streaming agreement was signed with Wheaton. As part of this amendment, Hudbay agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha, which matches the fixed rate of recovery that applies to Pampacancha production.

On March 29, 2021, we filed a technical report titled "NI 43-101 Technical Report, Constancia Mine, Cuzco, Peru", effective as of January 1, 2021, prepared by Olivier Tavchandjian (our Senior Vice President, Exploration and Technical Services) (the "Constancia Technical Report"), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Constancia mine, refer to Schedule B of this AIF.

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Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Constancia mine and Pampacancha deposit.

Constancia and Pampacancha Mineral Reserve Estimates - January 1, 2023(1)(2)(3)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia
Proven	411,200,000	0.28	79	0.041	2.85
Probable	46,500,000	0.23	79	0.038	2.84
Total Proven and Probable	457,700,000	0.28	79	0.040	2.85

Pampacancha
Proven	34,100,000	0.59	153	0.320	4.98
Probable	300,000	0.17	306	0.119	2.29
Total Proven and Probable	34,400,000	0.59	155	0.319	4.96

Total Mineral Reserve	492,100,000	0.30	85	0.060	2.99

Notes:

1. Totals may not add up correctly due to rounding.

2. Long term metal prices of $3.60 per pound copper, $12.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used to confirm the economic viability of the mineral reserve estimates.

3. Mineral reserves are estimated using a minimum NSR cut-off of $6.40 per tonne and assuming metallurgical recoveries (applied by ore type) of 86% for copper on average for the life of mine.

The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Constancia mine and Pampacancha deposit.

Constancia and Pampacancha Mineral Resource Estimates - January 1, 2023(1)(2)(3)(4)(5)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Constancia
Measured	118,400,000	0.20	62	0.036	1.86
Indicated	140,700,000	0.23	73	0.040	2.20
Inferred - open pit	56,700,000	0.27	82	0.044	1.86
Inferred - underground	6,500,000	1.20	69	0.137	8.62

Pampacancha
Measured	9,100,000	0.35	103	0.230	6.01
Indicated	300,000	0.16	173	0.173	2.62
Inferred	900,000	0.15	118	0.103	2.86

Total Measured + Indicated	268,500,000	0.22	69	0.045	2.18

Total Inferred	64,100,000	0.36	81	0.054	2.56

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

3. Mineral resource estimates are based on resource pit design and do not include factors for mining recovery or dilution.

4. The open pit resources are using a NSR cut-off of $6.40 per tonne and assuming metallurgical recoveries (applied by ore type) of 86% for copper for the life of mine, while the underground inferred resource of Constancia Norte is based on a 0.65% Cu cut-off grade.

5. Long term metal prices of $3.60 per pound copper, $12.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used to estimate the mineral resources.

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The following chart shows Constancia production (tonnes and grade) for the last three years, which includes both the Constancia mine and Pampacancha deposit:

Notes:

1. The Pampacancha deposit achieved commercial production in April 2021 and thus the 2020 production output only includes ore mined at Constancia.

2. Production in 2020 was affected by an eight-week suspension of operations at Constancia following a government declared state of emergency in response to the COVID-19 pandemic.

3. Production in 2022 was affected due, in part, to a short-term change in mine plan in December 2022 where we prioritized the processing of lower grade stockpiles and shorter haulage distance ore from the Constancia pit in order to ration fuel during a period of nation-wide social unrest and road blockades following a change in Peru's political leadership in Q4 2022.

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Lalor

Our 100% owned Lalor mine is a gold, zinc and copper mine near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 208 kilometres by road east of Flin Flon, Manitoba. The Lalor mine achieved commercial production in 2014 and the production rate has steadily ramped-up since that time.

On March 29, 2021, we released an updated mine plan for Snow Lake that increased annual gold production to over 180,000 ounces during the first six years of New Britannia's operation at a cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively. This enhanced mine plan incorporated the results from several optimization initiatives, including: increasing the production rate at Lalor; increasing the throughput rate at the Stall mill; incorporating mineral reserves from the 1901 deposit into the mine plan; and implementing a recovery improvement project at the Stall mill to increase copper and precious metal recoveries.

Refurbishment and commissioning activities at the New Britannia gold mill were completed in July 2021 and the construction of the new copper flotation facility at New Britannia was completed in October 2021, ahead of the original schedule. The copper facility consists of an innovative and first-of-its-kind flotation circuit based entirely on Jameson cells, a modern pneumatic flotation design that offers a compact layout, low-cost process and flexible flowsheet. Following a brief commissioning period, the New Britannia mill achieved commercial production on November 30, 2021. The New Britannia mill consistently achieved its nameplate capacity of 1,500 tonnes per day throughout 2022 and is expected to operate at 1,650 tonnes per day in 2023 with the opportunity to further exceed targeted levels in the future. Annual gold production from Snow Lake is expected to average more than 190,000 ounces over the next three years, which represents an increase of 30% from 2022 levels.

There are several opportunities to enhance the Snow Lake operations through exploration upside and mill processing projects. Additionally, the Lalor mine continues to advance several key initiatives to increase efficiency and support higher production levels beyond the current 4,650 tonnes per day, including building long-hole inventory, improving stope muck fragmentation and optimizing the development drift size. The Company is also focused on maximizing production from the shaft to enable more ore to be hoisted to surface while reducing inefficient trucking of ore via the ramp, which is expected to lower operating costs and greenhouse gas emissions.

Hudbay commenced a winter drill program in January 2023 with four drill rigs testing the down-dip gold and copper extensions of the Lalor deposit, which is the first time we have completed step-out drilling in the deeper zones at Lalor since the initial discovery of the gold and copper-gold zones in 2009 and 2010. One additional drill rig is testing a geophysical anomaly located within 400 metres of existing Lalor underground infrastructure. Four drill holes have been completed during the winter drill program and assay results from base metal and copper-gold mineralized intercepts identified from core logging are pending as of the date hereof. In addition, we continue to compile results from ongoing infill drilling programs at Lalor and 1901.

Drilling in 2022 did not materially impact the mineral resource and mineral reserve estimates at the Lalor mine and 1901 deposit and the 2022 estimates provided below are equivalent to the 2021 estimates after adjusting for the 2022 mining depletion.

On March 29, 2021, we filed an updated NI 43-101 technical report titled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada", effective as of January 1, 2021, prepared by Olivier Tavchandjian (our Senior Vice President, Exploration and Technical Services) (the "Lalor Technical Report"), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Lalor mine, refer to Schedule B of this AIF.

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Mineral Reserves and Resources

The following table sets forth our estimates of the mineral reserves at the Lalor mine and 1901 deposit.

Lalor and 1901 Mineral Reserve Estimates - January 1, 2023 (1)(2)(3)(4)(5)
			Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Base Metal	Proven	Lalor	5,977,000	0.42	5.17	2.5	28.7
		1901	1,278,000	0.30	8.14	2.2	27.4
		Subtotal	7,256,000	0.40	5.69	2.5	28.5
	Probable	Lalor	522,000	0.36	4.59	2.6	30.3
		1901	245,000	0.30	10.70	0.8	25.2
		Subtotal	767,000	0.34	6.54	2.0	28.7
Gold	Proven	Lalor	3,345,000	0.54	0.77	5.1	29.2
		1901	101,000	1.00	1.32	2.9	19.2
		Subtotal	3,446,000	0.56	0.79	5.1	28.9
	Probable	Lalor	3,779,000	1.12	0.41	5.5	25.6
		1901	54,000	1.82	0.45	1.7	5.6
		Subtotal	3,834,000	1.13	0.41	5.4	25.3
Base Metal and Gold	Proven and Probable	Lalor	13,624,000	0.64	2.75	4.0	28.0
		1901	1,679,000	0.39	7.85	2.0	25.8
		Total	15,303,000	0.61	3.31	3.8	27.8

Notes:

1. Totals may not add up correctly due to rounding.

2. Long term metal prices of $3.60 per pound copper, $1.20 per pound zinc, $1,650 per ounce gold and $22.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

3. Lalor mineral reserves are estimated using NSR cut-off ranging from C$137 to C$168 per tonne, assuming a long hole mining method and depending on the mill destination.

4. Individual stope gold grades at Lalor were capped at 10 grams per tonne, as a prudent estimate until reserves-to-mill reconciliations can establish support for the recovery of high-grade gold. This capping method resulted in an approximate 3% reduction in the overall gold reserve grade at Lalor.

5. 1901 mineral reserves are estimated using a minimum NSR cut-off of C$166 per tonne, assuming the material is mined via post pillar cut-and-fill methods and is processed at the Stall mill.

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The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) at the Lalor mine and 1901 deposit.

Lalor and 1901 Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2023 (1)(2)(3)(4)(5)(6)(7)
			Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Base Metal	Inferred	Lalor	1,947,000	0.34	5.56	1.7	32.0
		1901	312,000	0.19	5.86	1.5	32.0
		Subtotal	2,259,000	0.32	5.60	1.7	32.0
Gold	Inferred	Lalor	3,764,000	1.68	0.27	5.0	26.4
		1901	1,599,000	0.85	0.30	5.5	16.5
		Subtotal	5,363,000	1.43	0.28	5.1	23.5
Base Metal and Gold	Inferred	Lalor	5,711,000	1.22	2.07	3.9	28.3
		1901	1,911,000	0.74	1.21	4.8	19.1
		Total	7,622,000	1.10	1.86	4.1	26.0

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources in the above tables do not include mining dilution or recovery factors.

4. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Long term metal prices of $1.20 per pound zinc, $1,650 per ounce gold, $3.60 per pound copper, and $22.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to estimate mineral resources.

6. Lalor mineral resources are estimated using NSR cut-off ranging from C$137 to C$168 per tonne, assuming a long hole mining method and depending on the mill destination.

7. 1901 mineral resources are estimated using a minimum NSR cut-off of C$166 per tonne, assuming the material is mined via post pillar cut-and-fill methods and is processed at the Stall mill.

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Production

The following charts show Lalor production (tonnes and grade) for the last three years:

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Copper World

Our 100% owned Copper World project is a copper development project located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson. The Copper World PEA contemplates four planned open pit mines with anticipated processing infrastructure such as milling, leaching, solvent extraction and electrowinning of both copper sulfide and oxides to produce and sell copper cathodes, molybdenum concentrate, and silver and gold in doré, with sulfuric acid as a by-product.

The Copper World project includes seven new deposits discovered in 2021, together with the East deposit (formerly known as the Rosemont deposit). The new deposits were defined after the completion of an expanded drill program following a successful initial drill program in 2020. A new resource model was completed for the Copper World PEA which included a revised resource model for the East deposit that applied resource classification criteria calibrated on historical performance at Constancia and controlled grade over-smoothing, and incorporated the newly discovered deposits. This resulted in a 17% increase in contained copper in measured and indicated resources and a 328% increase in contained copper in inferred resources, as compared to the mineral resources in the 2017 Feasibility Study.

The Copper World PEA contemplates a two-phased mine plan with the first phase reflecting a standalone operation with processing infrastructure on Hudbay's private land and mining occurring on patented mining claims. Phase I is expected to require only state and local permits and reflects a 16-year mine life. Phase II extends the mine life to 44 years through an expansion onto federal land to mine the entire deposits. Phase II also contemplates an expansion of the processing facilities and would be subject to the federal permitting process.

At a copper price of $3.50 per pound, the after-tax net present value of Phase I using a 10% discount rate is $741 million and the internal rate of return is 17%. With the inclusion of Phase II and assuming a copper price of $3.50 per pound, the after-tax net present value of the total project using a 10% discount rate increases to $1,296 million and the internal rate of return is 18%. The valuation metrics are highly sensitive to the copper price and at a price of $4.00 per pound, the after-tax net present value of Phase I and the total project, using a 10% discount rate, increases to $1,193 million and $1,903 million, respectively, and the internal rate of return in Phase I and the total project increases to 21% and 22%, respectively.

Following the release of the Copper World PEA, we have continued to execute our strategy to de-risk the project. Pre-feasibility activities for Phase I of the Copper World project are well-advanced and are expected to support the conversion of mineral resources to mineral reserves and optimize the layout and sequencing of the mineral processing facilities, in addition to evaluating other upside opportunities. Pre-feasibility level engineering of the main processing facility and geotechnical and hydrogeological site investigation activities were each completed by the end of 2022. In late 2022, Hudbay submitted the applications for an Aquifer Protection Permit and an Air Quality Permit to the ADEQ. Hudbay continues to expect to receive these two remaining state permits in 2023. The other key state permit, the Mined Land Reclamation Plan, was received in 2022. A pre-feasibility study for Phase I of the Copper World project is expected to be released in mid-2023.

Hudbay's ownership in the Copper World project is subject to a precious metals stream agreement with Wheaton Precious Metals. Under such agreement, Hudbay is entitled to receive a deposit payment of $230 million against delivery of 100% of the payable gold and silver that is produced from the Copper World project and sold to third party purchasers, assuming a fixed payable rate of 92.5%. Hudbay and Wheaton Precious Metals have commenced discussions regarding a possible restructuring of the stream agreement based upon the new mine plan and processing plant design.

On July 14, 2022, we filed a technical report for the Copper World project (the Copper World PEA) titled "Preliminary Economic Assessment, Copper World Complex, Pima County, Arizona, USA", dated as of July 14, 2022 and effective as of May 1, 2022, prepared by Olivier Tavchandjian (our Senior Vice President, Exploration and Technical Services), a copy of which is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional details on our Copper World project, refer to Schedule B of this AIF.

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The Copper World PEA is preliminary in nature, includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized.

The following table sets forth our estimates of the mineral resources (exclusive of mineral reserves) for the Copper World project.

Copper World Mineral Resource Estimates - January 1, 2023(1)(2)(3)(4)(5)(6)(7)
	Tonnes	Cu (%)	CuSS (%)	Mo (g/t)	Ag (g/t)
Copper World - Flotation
Measured	687,000,000	0.45	0.05	138	5.1
Indicated	287,000,000	0.36	0.06	134	3.6
Inferred	210,000,000	0.36	0.05	119	3.9
Copper World - Leach
Measured	105,000,000	0.37	0.26	n/a	n/a
Indicated	94,000,000	0.35	0.26	n/a	n/a
Inferred	52,000,000	0.40	0.29	n/a	n/a

Total Measured + Indicated	1,173,000,000	0.41	0.09	114	3.9
Total Inferred	262,000,000	0.37	0.10	95	3.1

Notes:

1. Totals may not add up correctly due to rounding.

2. CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources are constrained within a computer-generated pit using the Lerchs-Grossman algorithm.

4. Estimate of the mineral resources is based on the following long-term metals prices: $3.45 per pound of copper; $11.00 per pound of molybdenum; and $20.00 per ounce of silver.

5. Mineral resource estimates were reported using a 0.1% copper cut-off grade and an oxidation ratio lower than 50% for flotation material and a 0.1% soluble copper cut-off grade and an oxidation ratio higher than 50% for leach material.

6. Estimate of the mineral resource does not account for marginal amounts of historical small-scale operations in the area that occurred between 1870 and 1970 and is estimated to have extracted approximately 200,000 tonnes, which is within rounding approximations of the current resource estimates.

7. Based on 100% ownership of Copper World.

OTHER ASSETS

Mason Project

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. The Mason project's measured and indicated mineral resources are comparable in size to Constancia. We view the Mason project as a long-term future development asset as part of our pipeline of high-quality copper growth opportunities.

Since acquiring Mason, Hudbay has consolidated a prospective package of patented and unpatented mining claims contiguous to the Mason project and has advanced a number of technical studies, including a revised resource model and the completion of the Mason PEA.

The Mason PEA was completed in April 2021 and contemplates a 27-year mine life with average annual copper production of approximately 140,000 tonnes over the first ten years of full production. At a copper price of $3.50 per pound, the after-tax net present value using a 10% discount rate is $1,191 million and the internal rate of return is approximately 18%. The Mason PEA is preliminary in nature, includes inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the preliminary economic assessment will be realized.

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There is opportunity to further enhance the project economics through exploration for higher grade satellite deposits on Hudbay’s prospective land package in Nevada, including Mason Valley. The Mason Valley property hosts several historical underground copper mines that were in production in the early 1900s. Much of the Mason Valley property is located on Hudbay’s wholly owned private lands within 15 kilometers of the planned processing infrastructures for the Mason project and contains highly prospective skarn mineralization. A conductivity-resistivity IP ground survey conducted in the fourth quarter of 2022 was successful in identifying the mineralization associated with the historical mines and confirmed the potential for both high-grade skarn as well as a large porphyry target below the historical mines. These results, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a drill plan to test these targets in late 2023.

The following table sets forth the estimates of the mineral resources at the Mason project.

Mason Project Resource Estimates - January 1, 2023(1)(2)(3)(4)(5)(6)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)
Measured	1,417,000,000	0.29	59	0.031	0.66
Indicated	801,000,000	0.30	80	0.025	0.57
Total Measured & Indicated	2,219,000,000	0.29	67	0.029	0.63
Total Inferred	237,000,000	0.24	78	0.033	0.73

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resource estimates that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resource estimates do not include factors for mining recovery or dilution.

4. Long term metal prices of $3.10 per pound copper, $11.00 per pound molybdenum, $1,500 per ounce gold and $18.00 per ounce silver were used to estimate mineral resources.

5. Mineral resources are estimated using a minimum NSR cut-off of $6.25 per tonne.

6. Mineral resources are based on resource pit designs containing measured, indicated, and inferred mineral resources.

Llaguen Project

The Llaguen project is 100% owned by Hudbay and is located near the city of Trujillo, the third largest city in Peru. The Llaguen property is at moderate altitude and in close proximity to existing infrastructure, water and power supply, including the port of Salaverry located 62 kilometres away and the Trujillo Nueva electric substation located 40 kilometres away.

The Llaguen copper-molybdenum porphyry deposit is located on the western margin of the Miocene epithermal-porphyry copper-gold belt of northern Peru. Hudbay optioned the Llaguen property from a Vale subsidiary in 2017 and has since completed an exploration agreement with the local community, conducted additional geological mapping and geochemical sampling, and completed a 28-hole confirmatory drill program during 2021 and 2022.

Hudbay's tenement comprises 12 mining concessions totaling 8,900 hectares and the mineralization is fully contained within these 100%-controlled tenements. There are no Indigenous communities in the area, and therefore, community agreements are not subject to Peru's Consulta Previa (prior consultation) process.

After completing an initial mineral resource estimate in November 2022, Hudbay initiated preliminary technical studies at Llaguen, including metallurgical test work as well as geotechnical and hydrogeological studies, which are expected to be incorporated into a preliminary economic assessment for the Llaguen project. Additional exploration drilling is warranted on the Llaguen property to test the areas of the deposit that remain open and the several untested geophysical targets in the area to fully define the regional extent of the mineralization. The current mineral resource estimate is also surrounded by a large halo of low grade hypogene copper mineralization, not currently included in the mineral resource estimate, but for which metallurgical test work could assess the potential for sulfide heap leaching via commercially available technologies.

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The following table sets forth the estimates of the mineral resources at the Llaguen project.

Llaguen Mineral Resource Estimates - January 1, 2023(1)(2)(3)(4)(5)(6)
	Tonnes	Cu (%)	Mo (g/t)	Au (g/t)	Ag (g/t)	CuEq (%)
Indicated Global (>= 0.14% Cu)	271,000,000	0.33	218	0.033	2.04	0.42
Including Indicated High-grade (>= 0.30% Cu)	113,000,000	0.49	261	0.046	2.73	0.60
Inferred Global (>= 0.14% Cu)	83,000,000	0.24	127	0.024	1.47	0.30
Including Inferred High-grade (>= 0.30% Cu)	16,000,000	0.45	141	0.038	2.60	0.52

Notes:

1. CIM definitions were followed for the estimation of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Mineral resources are reported within an economic envelope defined by a pit shell optimization algorithm. This pit shell is defined by a revenue factor of 0.33 assuming operating costs adjusted from Hudbay's Constancia open pit operation.

3. Long-term metal prices of $3.60 per pound copper, $11.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used for the estimation of mineral resources.

4. Metal recovery estimates assume that this mineralization would be processed at a combination of facilities, including copper and molybdenum flotation.

5. Copper-equivalent ("CuEq") grade is calculated assuming 85% copper recovery, 80% molybdenum recovery, 60% gold recovery and 60% silver recovery.

6. Specific gravity measurements were estimated by industry standard laboratory measurements.

Snow Lake Regional Deposits

The mineral reserves and mineral resources estimates at Hudbay's satellite deposits in the Snow Lake region, including the copper-gold WIM deposit, the gold-rich 3 Zone and the zinc-rich Watts, Pen II and Talbot deposits, have the potential to provide future feed for the Stall and New Britannia processing facilities and further extend the life of the Snow Lake operations.

The following table sets forth our estimates of the mineral reserves and resources at the Snow Lake regional deposits (excluding Lalor and 1901).

Snow Lake Regional Gold Deposits Mineral Reserve Estimates - January 1, 2023(1)(2)(3)(4)(5)
			Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Gold	Probable	WIM	2,450,000	1.63	0.25	1.6	6.3
		3 Zone	660,000	-	-	4.2	-
		Subtotal	3,110,000	1.28	0.20	2.2	5.0

Notes:

1. Totals may not add up correctly due to rounding.

2. Long term metal prices of $1.15 per pound zinc, $1,500 per ounce gold, $3.45 per pound copper, and $20.00 per ounce silver with an exchange rate of 1.30 C$/US$ were used to confirm the economic viability of the mineral reserve estimates.

3. WIM mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 98% for copper, 88% for gold, and 70% for silver based on processing through New Britannia's flotation and tails leach circuits.

4. 3 Zone mineral reserves are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 85% for gold based on processing through New Britannia's leach circuit.

5. Mineral reserves were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral reserves at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral reserve estimates.

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Snow Lake Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2023(1)(2)(3)(4)(5)(6)(7)(8)(9)
			Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Gold	Inferred	New Britannia	2,750,000	-	-	4.5	-
		Birch	570,000	-	-	4.4	-
		Subtotal	3,320,000	-	-	4.5	-

Snow Lake Mineral Resource Estimates (Exclusive of Mineral Reserves) - January 1, 2023 (1)(2)(3)(4)(5)(6)(7)(8)(9)
			Tonnes	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
Base Metal	Indicated	PEN II	470,000	0.49	8.89	0.3	6.8
		Talbot	2,190,000	2.33	1.79	2.1	36.0
		Subtotal	2,660,000	2.01	3.04	1.8	30.9
	Inferred	Watts	3,150,000	2.34	2.58	1.0	31.0
		PEN II	130,000	0.37	9.81	0.3	6.8
		Talbot	2,450,000	1.13	1.74	1.9	25.8
		Subtotal	5,730,000	1.78	2.39	1.3	28.3

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3. Mineral resources in the above tables do not include mining dilution or recovery factors.

4. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. New Britannia mineral resource estimates have been reported at a minimum true width of 1.5 metres and with a cut-off grade varying from 2 grams per tonne (at the lower part of New Britannia) to 3.5 grams per tonne (at the upper part of New Britannia).

6. Watts and Pen II mineral resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate mineral resources at Lalor. In the Qualified Person's opinion, the combined impact of these small variations does not have any impact on the mineral resource estimates.

7. Watts mineral resources are estimated using a minimum NSR cut-off of C$150 per tonne, assuming processing recoveries of 90% for copper, 80% for zinc, 70% for gold and 70% for silver.

8. Pen II mineral resources are estimated using a minimum NSR cut-off of C$75 per tonne.

9. The above resource estimates table includes 100% of the Talbot mineral resources reported by Rockcliff Metals Corp. in its 2020 NI 43-101 technical report published on SEDAR. Hudbay currently owns a 51% interest in the Talbot project.

777 mine

On June 17, 2022, mining activities at Hudbay's 777 mine in Flin Flon, Manitoba concluded after the reserves were depleted following 18 years of steady production. The 777 deposit was a large and rich orebody and for many years was the flagship mine of Hudbay's Manitoba operations. The mine commenced production in 2004 with an initial ten-year mine life, operated steadily and successfully expanded reserves by an additional eight years. After extensive drilling in and around the 777 mine in recent years, no new deposits were identified. Closure activities to safely decommission the mine commenced in the second quarter of 2022 and advanced ahead of schedule. As the 777 mining activities wound down, Hudbay employees and equipment transitioned from the 777 mine to Snow Lake to support Lalor's ramp-up strategy.

Pursuant to the precious metals stream agreement we entered into with Wheaton Precious Metals in respect of the 777 mine, we are required to deliver 50% of the payable gold and 100% of the payable silver from the 777 mine and receive fixed payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to one percent annual escalation that started in 2015. As part of such stream agreement, Hudbay is required to repay, with precious metals credits, the stream deposit by August 1, 2052, being the expiry date of the agreement or, if the stream deposit is not fully repaid with precious metals credits, a payment for the remaining amount will be due on such expiry date. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay has concluded that a portion of the stream deposit will not be repaid by means of precious metals credits from 777 production. As a result, the remaining repayment amount is recorded as a refund liability, payable to Wheaton Precious Metals in 2052. As of December 31, 2022, the present value of such payable amount is approximately US$6.4 million.

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Processing Facilities

Manitoba

The refurbishment of the New Britannia mill, including the addition of a new copper flotation circuit, was completed in October 2021.The New Britannia mill produces gold/silver doré and copper concentrates and achieved commercial production on November 30, 2021, after reaching the required recoveries and production output in the copper and gold circuits. The final tailings from the New Britannia mill are pumped to the Stall mill via a 6.8 kilometre pipeline and are then either pumped to the Lalor paste plant or diverted to the Anderson tailings impoundment area. The New Britannia mill has a nameplate capacity of 1,500 tonnes per day and, with the introduction of process improvements, has demonstrated capacity to achieve higher throughput.

Our Stall concentrator in Snow Lake, Manitoba was re-started in 2009 and a new copper recovery circuit was installed in the third quarter of 2012 to facilitate processing of Lalor ore. In 2014, we refurbished equipment and facilities at the Stall concentrator. The Stall mill has a throughput capacity of approximately 3,800 tonnes per day. Since the Flin Flon zinc plant closed in mid-2022, the zinc concentrate production has been sold to third party customers. The majority of the tailings produced from the Stall mill are pumped to the Lalor paste plant, where it is dewatered, mixed with cement and sent underground as pastefill. If pastefill is not required, the tailings are diverted to the Anderson tailings impoundment area. In 2020, Hudbay completed a feasibility study and a test program exploring various technological upgrades to the flowsheet at the Stall mill. The Stall recovery improvement program is currently well-advanced and remains on track for completion in early 2023 with higher gold and copper recoveries expected to commence in the second quarter of 2023.

In 2022, the New Britannia mill and Stall mill collectively processed 1,510,907 tonnes of ore.

Our Flin Flon concentrator had throughput capacity of approximately 6,000 tonnes of ore per day, and produced zinc and copper concentrates primarily from ore mined at our 777 mine until its closure in mid-2022. The Flin Flon concentrator and tailings impoundment area have been shifted to care and maintenance, which provides optionality should another mineral discovery lead to a new mine in the Flin Flon area.

In 2022, the Flin Flon concentrator processed 497,344 tonnes of ore.

Our zinc plant in Flin Flon produced special high-grade zinc metal and continuous galvanizing grade aluminum alloy zinc metal in three cast shapes from zinc concentrate until its closure in mid-2022.

Peru

Our processing plant at Constancia has a nominal throughput capacity of 90,000 dry metric tonnes per day of ore at 94% plant mechanical availability. We have improved the performance of the plant over time through technology and process improvements and plan to continue to implement such initiatives. The principal product of the concentrator is copper concentrate, although it also produces molybdenum concentrate. The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are designed and constructed to be open to the environment. The concentrate filtration and storage building is enclosed. The tailings are pumped to the tailings management facility for storage and water is returned via parallel piping to the process plant for reuse.

Production

The following charts show production of contained metal in concentrate (tonnes/ounces) for our Peru and Manitoba concentrators for the last three years.

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Notes:

1. Production in 2020 was affected by an eight-week suspension of operations at Constancia following a government declared state of emergency in response to the COVID-19 pandemic.

2. Production in 2022 was affected due, in part, to a short-term change in mine plan in December 2022 where we prioritized the processing of lower grade stockpiles and shorter haulage distance ore from the Constancia pit in order to ration fuel during a period of nation-wide social unrest and road blockades following a change in Peru's political leadership in Q4 2022.

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Note:

1. The New Britannia mill achieved commercial production on November 30, 2021 and, as such, its production history is limited to a portion of 2021 and 2022.

2. For the years ended December 31, 2021 and 2022, respectively, the gold ounces displayed in the table above include production of gold doré. In the year ended December 31, 2021, we produced 9,002 oz of gold doré, while in the year ended December 31, 2022, we produced 28,707 oz of gold doré.

Tailings Management Facilities

We have four tailings structures and facilities, three (including one inactive) in Manitoba and one at Constancia. The Flin Flon tailings impoundment area ("FFTIA") is the only one with partial construction using the upstream construction design method. More recent dam expansions at the FFTIA have been constructed using the downstream method. Our Anderson tailings management facility in Snow Lake uses subaqueous deposition of tailings. In order to accommodate ongoing production from our Lalor mine, in 2022, we raised the dam around Anderson using the downstream method. Our Constancia tailings facility was constructed utilizing a downstream method which created a solid rockfill platform foundation. This foundation supports ongoing centerline construction which will continue until the end of the operating life of the structure.

We established an Independent Peer Review Board ("IPRB") for our Constancia tailings facility in 2012 and extended this to our Manitoba Business Unit's facilities in 2017. In 2018, we developed a Tailings Governance Charter to further strengthen our internal governance processes related to tailings management. The charter details existing controls, including a Tailings Management System at the site or business unit that supports day-to-day activities such as planning, monitoring, risk identification and reporting. We conduct independent external reviews, which may include Engineer of Record inspections, IPRB reports and compliance audits. The Manitoba Business Unit has most recently attained a "AAA" rating, while the Peru Business Unit has maintained its "AA" rating across all the tailings management indicators in the Mining Association of Canada's Towards Sustainable Mining ("TSM") program. In addition to maintaining a minimum of an "A" rating on all five TSM tailings indicators, we also ensure tailings facilities are constructed following the Canadian Dam Safety Guidelines. We believe following these well-established standards provides effective equivalence to the recently introduced Global Tailings Standard.

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At our Manitoba Business Unit, where some of our tailings storage facilities were built 80 years ago, we have worked with our engineer of record, with input from our IPRB, to identify opportunities to proactively upgrade facilities to increase the factor of safety of the structures over a three year period, particularly in areas previously constructed using the upstream method. In 2022, we spent approximately $18 million to complete planned improvements at Anderson and approximately $20 million to complete planned improvements at the FFTIA, respectively, and increased the safety factor of these tailings facilities.

Tailings Reprocessing

During 2022, we continued to evaluate the economic feasibility of reprocessing the tailings in the FFTIA, which holds more than 100 million tonnes of tailings that have been deposited over approximately 90 years. Recent drilling programs indicate high zinc, copper, and silver grades. Included in our evaluation to move forward with the reprocessing opportunity is the possibility to more efficiently manage the environmental risks associated with the existing tailings in the FFTIA and simplify the closure process.

Additionally, the Anderson tailings impoundment area at our Snow Lake operation also contains significant amounts of gold deposited over many years. Given our enhanced gold processing capacity in Snow Lake, we intend to conduct a similar evaluation of reprocessing the Anderson tailings. We are also exploring opportunities to optimize the capacity of the tailings pond by improving our tailings deposition (e.g., changes to the pipeline, adding more spigots), which decreases the need for future dam raises.

Exploration

As of the date of this AIF, Hudbay has an exploration portfolio of owned or optioned mineral properties which consists of approximately 600,000 hectares across Canada, Peru, the United States and Chile. Exploration expenditures are expected to decline by approximately 61% in 2023 as compared to the previous year as activities are focused on areas with high potential for discovery and mineral reserve and resource expansion.

Peru

Hudbay controls a large, contiguous block of mineral rights with the potential to host mineral deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. We commenced early exploration activities and ground geophysical surveys at the Maria Reyna and Caballito properties after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. Surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications have been completed. Drill permit applications are expected to be submitted in May 2023. Ground activities and geophysical surveys are underway and field evidence confirms that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

A drill program is also underway at the Pampacancha deposit to test the potential to add an incremental phase at depth to the reserve pit. The Company is also planning a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves.

Additionally, we released a NI 43-101 initial mineral resource estimate in November 2022 for the Llaguen copper-molybdenum porphyry deposit. Hudbay has initiated preliminary technical studies at Llaguen, including metallurgical test work as well as geotechnical and hydrogeological studies, which are expected to be incorporated into a preliminary economic assessment for the Llaguen project. Additional exploration drilling is warranted on the Llaguen property to test the areas of the deposit that remain open and the several untested geophysical targets in the area to fully define the regional extent of the mineralization. The current mineral resource estimate is also surrounded by a large halo of low grade hypogene copper mineralization, not currently included in the mineral resource estimate, but for which metallurgical test work could assess the potential for sulfide heap leaching via commercially available technologies.

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Manitoba

In Manitoba, Hudbay continues to conduct drilling activities in the Snow Lake area and compile results from ongoing infill drilling at Lalor and 1901. Assay results from recent confirmatory drilling at the tailings facility in Flin Flon indicate higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. We also plan to complete metallurgical test work on the Flin Flon tailings to assess the processing viability and evaluate the opportunity to reprocess the tailings at the Anderson facility in Snow Lake given significant amounts of gold have been deposited over many decades.

Hudbay commenced a winter drill program in January 2023 with four drill rigs testing the down-dip gold and copper extensions of the Lalor deposit, which is the first time we have completed step-out drilling in the deeper zones at Lalor since the initial discovery of the gold and copper-gold zones in 2009 and 2010. One additional drill rig is testing a geophysical anomaly located within 400 metres of existing Lalor underground infrastructure. Four drill holes have been completed during the winter drill program and assay results from base metal and copper-gold mineralized intercepts identified from core logging are pending as of the date hereof.

United States

In Arizona, following the substantial completion of infill drilling in 2022 to support the pre-feasibility study for Copper World, we reduced the number of drill rigs at site to three. Recent drilling activities at Copper World have focused on close spaced infill drilling to support potential future bulk sampling programs. This drilling is now completed, and no additional drilling is planned for 2023.

In Nevada, a conductivity-resistivity IP ground survey conducted in the fourth quarter of 2022 was successful in identifying the mineralization associated with the historical mines and confirmed the potential for both high-grade skarn as well as a large porphyry target below the historical mines. These results, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a drill plan to test these targets in late 2023.

Strategic Investments

As at December 31, 2022, we held minority equity positions in 9 junior exploration companies (11 as at December 31, 2021), representing investments with a fair market value of approximately C$13 million (approximately C$14 million as at December 31, 2021), as part of our strategy to populate a pipeline of projects with the potential for exploration and development. Our early-stage opportunity pipeline consists of minority interests in junior exploration companies with projects in Canada, the United States and Peru. We are continuing to evaluate new projects and potential investments to add to our portfolio and will seek to dispose of investments when the underlying projects are no longer consistent with our strategy.

Cash and Cash Equivalents

Our cash and cash equivalents as of December 31, 2022 were approximately $225.7 million, and are held in low risk liquid investments and deposit accounts pursuant to our investment policy.

OTHER INFORMATION

Products and Marketing

Our principal products are copper concentrate, which contains payable copper, gold and silver, zinc concentrate, refined zinc metal, gold and silver doré and molybdenum concentrate.

In 2022, we produced 104,173 tonnes of contained copper in concentrate (89,395 tonnes in Peru and 14,778 tonnes in Manitoba), 219,700 ounces of gold (58,229 ounces in Peru and 161,471 ounces in Manitoba), 3,161,294 ounces of silver (2,309,352 in Peru and 851,942 in Manitoba), 55,381 tonnes of contained zinc in concentrate (all produced in Manitoba), and 1,377 tonnes of contained molybdenum concentrate (all produced in Peru).

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In 2022, copper sales represented approximately 57% (2021 - 58%), gold sales represented approximately 22% (2021 - 17%), and zinc sales represented approximately 15% (2021 - 20%) of our total gross consolidated revenue (which excludes mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts, non-cash streaming agreements, treatment and refining charges, and adjustments to originally invoiced weights and assays).

Our 2022 revenue breakdown by commodity type is illustrated in the chart below:

2022 REVENUE BREAKDOWN

1. Revenue for the full year ended December 31, 2022. Gold and silver revenues include cash payments applicable to precious metals stream sales.

2. This number excludes treatment and refining charges.

3. Revenue from "Other" includes molybdenum and silver.

In 2022, our copper concentrate production was sold through a mix of benchmark related sales, spot sales, and fixed treatment charge sales. Manitoba copper concentrate production is sold for delivery to a smelter in Canada, while Peru copper concentrate production is primarily sold for delivery to smelters in Asia.

Molybdenum concentrate production in 2022 was sold to customers under one-year contracts and was delivered to roasters in South America and North America.

Gold/silver doré production from the New Britannia mill is sent to a refinery in Canada and the outturned precious metals are sold to Canadian financial institutions. In addition, we sell gold and silver equal to the deliverable portion of payable gold and silver produced from our Constancia mine to Wheaton Precious Metals pursuant to the terms of the precious metals stream agreement in respect of our Constancia mine.

For a portion of 2022, we shipped cast zinc metal produced at our Flin Flon zinc plant by rail and truck to customers in North America; however, such shipments ended upon the closure of our Flin Flon operations. Final refined zinc metal sales were completed in August 2022 and the first zinc concentrate sale occurred in July 2022.

Commodity Markets

In addition to our production volumes, our financial performance is directly affected by a number of factors, including metals prices, foreign exchange rates, and input costs, including energy prices. Copper and zinc prices were under pressure in 2022, trending downward during the second half of the year. At the start of 2022, prices for copper and zinc remained well above the 10-year trailing average due to a strong rebound in demand for physical metal and lingering supply issues related to COVID-19. However, in the second half of the year, prices trended downwards amid growing recession fears in many parts of the world driven by central bank rate increases and the war in the Ukraine.

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For additional information refer to our market analysis of copper, zinc and gold prices on pages 31 to 32 of our management's discussion and analysis for the year ended December 31, 2022, a copy of which has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Specialized Skill and Knowledge

The success of our operations depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the mining and mineral processing industries in the geographic areas in which we operate. For additional information, see "Risk Factors - Recruitment, Retention and Labour Relations".

Competitive Conditions

The mining industry is intensely competitive and we compete with many companies in the search for and acquisition of attractive mineral properties. In addition, we also compete for the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties.

Economic Dependence

We do not have any contracts upon which our business is substantially dependent, as our principal products, copper concentrate, zinc concentrate and gold/silver doré are widely traded commodities and we may enter into contracts for the sale of such products with a variety of potential purchasers.

Environmental Protection

Our activities are subject to environmental laws and regulations, and our own internal environmental objectives, and we manage our conformance through certified management systems in place at each operation. Environmental laws and regulations are evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. For additional information, see "Risk Factors - Governmental and Environmental Regulation".

Our goal is to continue to improve our environmental performance and we have an environmental management program and systems directed at environmental protection and compliance to achieve our goal and address these regulatory changes. For additional information, see "Tailings Management Facilities" above and "Sustainability" and, in particular, our commitment to follow the TSM program of the Mining Association of Canada at all of our operating locations and our adoption of greenhouse gas emission reduction targets.

Employees

As at December 31, 2022, we had 74 employees at our Toronto-based corporate head office, 1026 employees in Manitoba, 1080 employees in Peru and 61 employees in the United States. As at December 31, 2022, unionized workers represented approximately 68% of our employees in Manitoba and approximately 31% of our employees in Peru.

We have a collective bargaining agreement in place with the union at our Peru operations, which is currently set to expire in the fourth quarter of 2024. We also have collective bargaining agreements in place with all six unions in Manitoba, which are all set to expire on June 30, 2024.

Hudbay maintains a profit sharing plan pursuant to which 10% of the after-tax profit of the Manitoba Business Unit (excluding provisions or recoveries for deferred income and mining tax) for any given year is distributed among eligible employees in Hudbay's Manitoba operations, with the exception of executive officers and key management personnel.

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In accordance with Peruvian law, Hudbay distributes 8% of the after-tax profit of the Peru Business Unit amongst all employees in Peru, including executive officers and key management personnel.

SUSTAINABILITY

At Hudbay, we view responsible corporate behaviour as integral to the successful execution of our business strategy. In particular, we pride ourselves on maintaining a good relationship with our regulators, communities and other stakeholders and being able to bring that good reputation to new communities and jurisdictions when we embark on new projects. Our mission includes that the regions and communities in which we operate benefit from our presence, meaning that we create benefits and opportunities that contribute to their economic and social wellbeing, and that we protect our natural environment. We also commit to our employees to maintain a safe and healthy work environment. As described below, we have adopted a number of voluntary codes and other external instruments that we consider particularly relevant to our business, including Environmental Management System Standard ISO 14001, Occupational Health and Safety Management System Standard ISO 45001, the Voluntary Principles on Security and Human Rights and our commitment to follow the TSM program of the Mining Association of Canada at all of our operating locations. For over a decade we have reported Scope 1 and Scope 2 greenhouse gas ("GHG") emissions across our operations and pursued improvements in our energy efficiency. In 2022, we announced our commitment to achieve net zero GHG emissions by 2050 and the adoption of interim 2030 GHG reduction targets to support this commitment.

HEALTH, SAFETY AND ENVIRONMENTAL POLICIES

Among our core values are protecting the health and welfare of our employees and contractors and reducing the impact of our operations on the environment. All of our producing operations currently have management systems certified to Safety and Environmental Management System Standards ISO 45001 and ISO 14001. The production and supply of our cast zinc products were registered to the ISO 9001 quality standard until this production ended with the closure of our zinc plant in 2022.

We believe that ongoing improvement in the safety of our workplace assists in maintaining healthy labour relations and that our ability to minimize recordable injuries (Medical Aid, Restricted Work and Lost Time injuries) and comply with environmental requirements are significant factors in maintaining social license to operate and realizing opportunities to improve overall operational efficiency. Our safety management systems also focus on identifying and mitigating fatal risks, including implementing critical controls addressing fatal risks and also on thoroughly investigating any incidents that represent a potential fatality regardless of the actual outcome of the incident. We classify injuries across our company using the International Council on Mining and Metals ("ICMM") criteria. Based on the ICMM criteria, in 2022, our recordable injury frequency per 200,000 hours worked was 1.30, which is a year-over-year improvement (1.45 in 2021).

Our environmental management program consists of a corporate environmental policy, and at each site, comprehensive environmental management plans and procedures that are integrated with operating procedures, employee training, regular internal and external audits, and emergency response systems. Appropriate water stewardship plays an important role in the development and operation of our projects, particularly the Copper World project.

Drawing on our long history of Scope 1 and Scope 2 emissions tracking, in 2022 we announced our commitment to achieve net zero GHG emissions by 2050 and achieve a 50% reduction from our 2021 GHG emissions at our existing operations by 2030. We recognize that while our products are vital for the energy transition that will enable global decarbonization goals, we are also expected to take steps to reduce emissions related our activities. With over two-thirds of our energy consumption being electricity supplied via regional grids that are substantially supplied by hydro generated electricity, Hudbay is already a relatively low GHG source of copper. Our mitigation and adaptation approach is discussed further in our Annual Sustainability Report.

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We maintain a company wide information system for recording, managing and tracking environmental, health, safety and community incidents. We did not have any material environmental non-compliances in 2022.

GHG REDUCTION ROADMAP

The Board's EHSS Committee provides oversight of our GHG Reduction Roadmap, and regularly receives reports from management on our progress. In 2021, we undertook to define a pathway for each Hudbay operation to achieve a 2030 GHG emissions target that is consistent with the objective of limiting global warming to well below 2°C (above pre-industrial levels). Drawing on many years of data on our GHG footprint, we began work on a 10-year GHG Reduction Roadmap, to identify our best options for approaching and achieving sustainable GHG emission reductions.

In 2022, we then announced our commitment to a GHG emissions reduction plan that includes the following initiatives:

  Pursuing a 50% reduction in absolute Scope 1 and Scope 2 emissions from existing operations by 2030 (compared to 2021);
  Achieving net zero total emissions by 2050;
  Reporting on material Scope 3 emissions in the near-term;
  Assessing acquisitions and new projects against corporate emissions targets;
  Continuing to be transparent with GHG performance data disclosure, including reporting total GHG emissions and GHG intensity; and
  Evaluating new technologies as they become commercially available and economically viable.

HUMAN RIGHTS POLICY

Our Human Rights Policy articulates our commitments to human rights and addresses topics such as business and labour practices, community participation and security measures. Our Corporate Standards for Stakeholder Engagement, Community Giving and Investment, Local Procurement and Employment and Security Management provide our business units with additional corporate direction on minimum standards with respect to meeting the commitments we set out in our Human Rights Policy.

The Voluntary Principles on Security and Human Rights provide important guidance for our security and community relations practices in locations with higher potential for social conflict and, in Peru, we regularly audit security policies and practices and conduct gap analyses against the Voluntary Principles.

SUSTAINABILITY REPORTING

Each year we publish an Annual Sustainability Report that presents and discusses our environmental, social, health and safety performance in the context of our overall business performance. This report is prepared pursuant to the Global Reporting Initiative guidelines, the SASB Metals and Mining Standard, and the recommendations of the Task Force on Climate Related Financial Disclosure. We also publicly respond to the CDP climate, water and forests questionnaires. Our 2020 and 2021 Annual Sustainability Reports are available on our website at https://hudbayminerals.com/disclosure-centre/default.aspx. Our 2022 report is expected to be released in the second quarter of 2023.

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RISK FACTORS

An investment in our securities is speculative and involves significant risks that should be carefully considered by investors and prospective investors. In addition to the risk factors described elsewhere in this AIF, the risk factors that impact us and our business include, but are not limited to, those set out below. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem less material may also impair our business operations. Any one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the value of our securities.

METALS PRICES AND FOREIGN EXCHANGE

Our profit or loss and financial condition depend upon the market prices of the metals we produce, which are cyclical and which can fluctuate widely with demand. The profitability of our current operations is directly related and sensitive to changes in the market price of copper, gold and zinc and, to a lesser extent, that of silver and molybdenum (see "Sensitivity Analysis" on page 33 of our management's discussion and analysis for the year ended December 31, 2022). Market prices of metals can be affected by numerous factors beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of recent geopolitical events), general levels of supply and demand for a broad range of industrial products, the substitution of new or different products in critical applications for existing products, the level of industrial production, expectations with respect to the rate of inflation, foreign exchange rates and the investment demand for commodities, interest rates and speculative activities. Such external economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. The Chinese market is a significant source of global demand for commodities, including copper and zinc. Chinese demand has been a major driver in global commodities markets for a number of years. A slowing in China's economic growth could result in lower prices and demand for our products and negatively impact our results. We could also experience these adverse effects if demand in China slowed for other reasons, such as market disruption due to geopolitical events leading to conflicts and/or trade disputes, increased self-sufficiency, increased reliance on other suppliers to meet demand or a prolonged market disruption event, including as a result of global conflicts. Prices are also affected by the overall supply of the metals we produce, which can be affected by the start-up of major new mines, production disruptions and closures of existing mines. Depending on hedging practices, future price declines could cause us to reduce output at our operations (including, possibly, closing one or more of our mines or plants). If such price declines were significant, there could be a material and adverse effect on our cash flow from operations and our ability to finance our projects and satisfy our debt service obligations (see "Liquidity, Access to Capital and Indebtedness" below).

In addition to adversely affecting our mineral reserve estimates and the Company's financial condition, declining metals prices can impact operations by requiring an assessment or reassessment of the feasibility of a particular project. We may also curtail or suspend some or all of our exploration and development activities, with the result that our depleted reserves are not replaced.

In addition, since our core operations are located in Canada and Peru, many of our costs are incurred in Canadian dollars and Peruvian soles. However, our revenue is tied to market prices for copper, gold, zinc and other metals we produce, which are typically denominated in United States dollars. If the Canadian dollar or Peruvian sol were to appreciate in value against the United States dollar, our results of operations and financial condition could be materially adversely affected. Although we may use hedging strategies to limit exposure to currency fluctuations, there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of such fluctuations.

POLITICAL AND SOCIAL RISKS

On December 7, 2022, the former President of Peru, Pedro Castillo, was removed from office and replaced by Peru's former Vice President, Dina Boluarte. Following these political developments, Peru faced increasing tensions, protests, and social unrest. Protests have continued into early 2023, and the civil unrest has caused disruptions to commerce and supply chains. Constancia's milling operations have not been significantly impacted, but our ability to steadily receive fuel and other key inputs and to deliver concentrates to the port has been disrupted. Any prolonged disruption or damage to our mining and mineral processing infrastructure could cause us to temporarily shut down our operations, which could have an adverse effect on our financial results and cash flows. Hudbay continues to monitor the situation and mitigate the risks caused by the challenges with a focus on employee safety and site security. Given the uncertainty and future extent of these protests, our 2023 production and cost guidance are subject to a higher-than-normal degree of uncertainty.

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A change in government, government policy, the declaration of a state of emergency or the implementation of new or the modification of existing laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or events could involve restrictions on businesses, the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavourable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements not presently foreseen, will be implemented. In addition, policy changes that alter laws regulating the mining industry could have a material adverse effect on us. We are at a heightened risk of having this occur whenever there is a change in government in the countries or regions in which we operate.

Political or social unrest in Peru or instability could adversely affect our ability to operate the Constancia mine and the Pampacancha satellite deposit and commence exploration activities at Maria Reyna and Caballito. Such adverse effects could result in positions or actions that may be taken by the national government or at the regional, community or local levels by government or non-governmental actors, including demanding payments, encroaching on our land, challenging the boundaries of such land or our rights to possess and operate on such land, protesting against our operation, impeding project activities through roadblocks or other public manifestations and attacking project assets or personnel. During the last several years, certain mining projects in Peru have been the target of political and community protests. While there have been some initiatives in respect of the Constancia mine, including attempts to restrict access and trespassing by workers and members of the surrounding communities, those initiatives have been limited and have not significantly disrupted the project's development or operations. There is the risk that more significant opposition may be mounted that may affect our ability to operate. The risk of disruptions from such opposition tends to increase with national, regional and local elections in Peru and changes to the general political and social climate in the area where we operate. We continue to seek to constructively engage with all our stakeholders in the Constancia region, and we continue to actively monitor Peru's social risks and political landscape.

In addition, while we carry out due diligence on our customers, the majority of our copper concentrate production from Constancia is delivered to smelters in China, and there is a risk that recent geopolitical events could lead to market disruption, trade disputes or government restrictions that could adversely affect our ability to sell our metal production.

ENERGY AND OTHER CONSUMABLE PRICES AND AVAILABILITY

Our mining operations and facilities are intensive users of electrical energy, diesel fuel and other consumables (such as steel and metallurgical reagents) that are essential to our business. The prices and availability of energy and other consumables can be affected by numerous factors beyond our control, including general cost inflation, global and regional supply and demand, political, social and economic conditions (including those relating to the availability of certain consumables due to blockades in Peru), supply chain constraints (including as a result of recent geopolitical events) and applicable regulatory regimes.

The prices of various sources of energy we rely on may increase significantly from current levels due to the current geopolitical environment, and any carbon-based energy we use may become subject to new or increased  carbon taxes; any such significant increase or punitive tax could have an adverse effect on our profitability. As a result of these cost pressures, particularly the current inflationary environment, the operating and capital cost assumptions in our previously published NI 43-101 technical reports may no longer be accurate, which could have an adverse effect on the projected economics of our operations.

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COMMUNITY RELATIONS AND INDIGENOUS RIGHTS

Our relationships and reputation, particularly with the communities in which we operate in Manitoba, Chumbivilcas (Peru), Arizona and Nevada are critical to the success of our existing operations and the construction and development of future projects. There is an increasing level of public attention and advocacy relating to the real and perceived effect of mining activities on the environment and communities impacted by those activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests or publications, could have an adverse effect on us and may impact our reputation and relationship with the communities in which we operate, including the communities surrounding our key projects and other stakeholders.

Although we have entered into life of mine agreements with the two local communities directly affected by the Constancia mine and the one local community directly affected by the development of the Pampacancha deposit, and have a number of agreements in place with other local communities and governments in the area, there can be no assurance that disputes will not arise with these local communities or governments or that other communities or governments in the region with whom we do not have an agreement in place will demand an impact benefit or community investment agreement (see "Political and Social Risks" above).

In situations where we have acquired mineral rights, we may be unable to secure the required surface rights. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities. Relations with local communities may be strained by real or perceived detrimental effects of our activities or those of other mining companies. Those strains may impact our ability to enforce our existing community agreements or obtain necessary permits and approvals to operate the Constancia mine. Further, communities and other groups in Peru and elsewhere that self-identify as Indigenous people may assert rights to be consulted and a right to free, prior and informed consent over project decisions. In Peru, this requires compliance with the Consulta Previa law.

The reconciliation process with Indigenous peoples in Canada, including the Government of Canada's intention to implement the United Nations Declaration on the Rights of Indigenous Peoples, may result in new such regulations being introduced in Canada. Although we work to engage with and provide opportunities to Indigenous communities near our operations in Manitoba, the asserted rights of Indigenous peoples may adversely affect our ability to operate.

In addition, from time to time, our operations may be adversely affected by protests and social activism broadly related to Indigenous rights and the reconciliation process in Canada.

While we are committed to operating in accordance with applicable laws and in a socially responsible manner, there can be no assurance that our efforts in this respect will fully mitigate this potential risk.

LIQUIDITY, ACCESS TO CAPITAL AND INDEBTEDNESS

As at December 31, 2022, we had cash and cash equivalents of approximately $225.7 million and approximately $354.3 million in undrawn availability under our Credit Facilities. While we expect that our current liquidity and future cashflows will be sufficient to meet our obligations in the coming year, there can be no assurances that this will be the case given the political uncertainty in Peru and our exposure to a potential deterioration in metals prices and other similar risks.

To fund growth, secure our future reclamation obligations, and in difficult economic times, to ensure continued operations, we may need to secure necessary capital through equity, loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and our projects and, in the case of the Credit Facilities, the financial maintenance covenants contained therein. Financing may not be available when needed or, if available, may not be available on terms acceptable to us. Failure to obtain or maintain any financing necessary for our capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of our properties, including our potential plans to develop future growth projects.

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Additionally, to the extent that we incur indebtedness at variable interest rates to fund our growth objectives, we may enter into interest rate hedging arrangements to manage our exposure to short-term interest rates. To the extent that we commit to capital expenditures denominated in foreign currencies, we may enter into foreign exchange forwards or acquire foreign currency outright, which may result in foreign exchange gains or losses in our consolidated income statements.

We have a significant amount of indebtedness. As of December 31, 2022, we have a total long-term debt of approximately $1.2 billion. As a result, we have a substantial annual interest expense on long-term debt, which was approximately $67.7 million in 2022.

Specifically, our substantial level of indebtedness could have significant consequences, including:

• limiting our ability to access capital to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

• requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

• increasing our vulnerability to general adverse economic and industry conditions;

• exposing the Company to the risk of increased interest rates for those  borrowings that are at variable rates of interest;

• limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

• placing the Company at a disadvantage compared to other less leveraged competitors; and

• increasing our cost of additional borrowings.

Subject to the limits contained in the indentures governing the Senior Unsecured Notes and any limits under our other debt instruments existing from time to time, we may incur additional debt (including under our Facilities) to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our level of indebtedness could intensify.

Our ability to make scheduled payments on, repay in full or refinance our debt obligations, including the Senior Unsecured Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, most importantly, metals prices. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium if any, and interest on our indebtedness, including the Senior Unsecured Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Senior Unsecured Notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The indentures governing the Senior Unsecured Notes restrict our ability to dispose of assets and use the proceeds from those dispositions. They may also limit our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, the indentures governing the Senior Unsecured Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including limitations on our ability to:

• incur additional indebtedness;

• pay dividends or make other distributions or repurchase or redeem capital stock;

• prepay, redeem or repurchase certain debt;

• make loans and investments;

• sell assets;

• incur liens;

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• enter into transactions with affiliates;

• alter the businesses we conduct;

• enter into agreements restricting our subsidiaries' ability to pay dividends; and

• consolidate, amalgamate, merge or sell all or substantially all of our assets.

If we cannot make scheduled payments on our debt, or we breach any of the covenants under the indentures governing the Senior Unsecured Notes or our other debt instruments, we will be in default and holders of our debt could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of our other debt agreements (including our secured facilities) and our other creditors could foreclose against the collateral securing our obligations and we could be forced into bankruptcy or liquidation.

INFORMATION TECHNOLOGY AND OPERATIONS TECHNOLOGY SYSTEMS

Our operations depend, in part, on information technology ("IT") and operations technology ("OT") systems. While we regularly monitor the security of our IT and OT systems, they remain vulnerable to disruption, damage or failure from a variety of sources, including but not limited to errors by employees or contractors, computer viruses, cable cuts, natural disasters, terrorism, power loss, vandalism, cyber-attacks including phishing, ransomware and similar malware, misappropriation of data by outside parties, and various other threats. Although to date, we have not experienced any material losses relating to IT or OT system disruptions, failure or damage, cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future.

Any of these and other events could result in IT system or OT system failures, operational delays, production downtimes, security breaches, destruction or corruption of data, and equipment failure that could cause other risks to be realized, such as but not limited to, inaccurate recordkeeping, disclosure of confidential information, or other improper use of our IT and OT systems and networks. Any of these event could have an adverse effect on our reputation, results of operations, financial reporting and financial condition.

While we employ IT and OT governance practices over our information, data and networks, including implementing systems to monitor and detect threats, information security training for employees with access to sensitive information and data, the use of multi-factor encryption on all personal devices, the implementation of a formal cyber security awareness, training and testing online platform, the implementation of a layered approach to protect our industrial control systems and the performance of periodic audits and penetration testing, we cannot be certain that it will be successful in securing our information and data. There may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. Our exposure to this risk cannot be fully mitigated because of, among other things, the evolving nature of these threats and the effects and consequences of vulnerable third parties. The techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and as a result, we may be unable to detect efforts to disrupt our data and systems in advance. As such threats continue to evolve, we may be required to expend additional resources to continue to change or improve protective measures and to investigate and remediate any security vulnerabilities.

DEVELOPMENT OF NEW PROJECTS

Our ability to successfully develop future growth projects is subject to many risks and uncertainties, including the ability to generate sufficient free cash flows and secure adequate financing to fund the projects; obtaining and maintaining essential permits and approvals from governmental authorities; successful resolution of administrative and legal challenges against permits that have been issued to us and those permits that may be issued in the future (particularly in the case of the Copper World Project); obtaining surface rights agreements, if needed; construction, commissioning and ramp-up risks; scheduling and cost-overrun risks; developing and maintaining good relationships with neighbouring communities, local governments and other stakeholders; and political and social risk.

Significant amounts of capital will be required to construct and operate a new mine, such as the Copper World project. Our capital and operating cost assumptions may be affected by a variety of factors, including project scope changes, supply chain constraints, and general cost escalation common to mining projects globally. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of project infrastructure, and shortages of capital, may also delay or prevent the completion of construction or commencement of production or require the expenditure of additional funds. Moreover, further delays may be caused by additional administrative and legal challenges to the permits for the Copper World project, which may impact our mine plan and development timelines.

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In addition, once a construction decision is made for a major capital project, construction costs and timelines can be impacted by various factors, many of which are beyond our control. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate materials required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates, global capital cost inflation, local in-country inflation and availability of accommodations for the workforce.

Many major mining projects constructed in the last five to ten years have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. We have experienced the impacts of inflation on some of our smaller projects, such as the refurbishment of the New Britannia mill. There can be no certainty that there will be sufficient financing or other transactions available on acceptable terms to fund the construction of Copper World.

DEPLETION OF RESERVES

Subject to any future expansion or other development, production from existing operations at our mines will typically decline over the life of the mine and the risk of the extraction of mineral reserves becoming uneconomic increases. Additionally, upon the closure of our 777 mine in 2022, we have become more heavily reliant on a reduced number of operating projects. As a result, our ability to maintain our current production or increase our annual production of base and precious metals and generate revenues therefrom will depend significantly upon our ability to discover or acquire new deposits, bring new mines into production successfully and to expand mineral reserves at existing mines. Exploration and development of mineral properties involve significant financial risk. Very few properties that are explored are later developed into operating mines.

Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure; current and future expectations for metal prices; political and social stability; the cost of any required surface rights, particularly in the regions where we operate in Peru; obtaining and maintaining a social license to operate; and government regulation, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and the cost of any legal or administrative challenges related thereto. Even if we identify and acquire what we believe to be an economically viable ore body, several years may elapse until first production.

During this time, we may incur significant expenses to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. We cannot provide assurance that our exploration or development efforts, including those at our Copper World project and our planned activities at Maria Reyna and Caballito, will result in any new commercial mining operations or yield new mineral reserves to replace or expand current mineral reserves.

PROCESSING, TAILINGS AND INSURANCE

Mining operations, including exploration, development and production of mineral deposits and tailings disposal, generally involve a high degree of risk and are subject to conditions and events beyond our control. Our operations are subject to all of the hazards and risks normally encountered in the mining industry, including adverse environmental conditions; industrial and environmental accidents; metallurgical and other processing problems; unusual or unexpected rock formations; ground or slope failures; structural cave-ins or slides; flooding or fires; seismic activity; rock bursts; equipment failures; and periodic interruptions due to weather conditions, as well as intentional acts by individuals or groups who intend to harm or disrupt our operations. These risks could result in the destruction of mines or processing facilities, the failure of tailings management facilities and damage to infrastructure, causing partial or complete shutdowns, personal injury or death, environmental or other damage to our properties or the properties of others, monetary losses and potential legal liability. Although we conduct extensive maintenance and monitoring and incur significant costs to maintain our mines, equipment and infrastructure, including our tailings management facilities, unanticipated failures or damage may occur that cause injuries, production loss or environmental pollution and resulting legal and economic liability, which may be significant. We may be at a heightened risk of such anticipated failures or damage in Manitoba, where some of our mines, equipment and infrastructure, including our tailings management facilities, were built over 80 years ago and, in the case of FFTIA, were based on the upstream construction design method.

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As part of our risk management process for tailings, Hudbay has established an Independent Peer Review Board and developed a Tailings Governance Charter to oversee the governance and management of our tailings facilities (see "Tailings Management Facilities").

Likewise, as processing facilities age or are re-commissioned, such as our Stall and New Britannia mills, the risk of unexpected shutdowns and reduced availability increases. Any inability to provide adequate feed to our processing facilities or maintain the availability of our processing facilities could adversely impact our profitability and impair the viability of our operations.

Our insurance will not cover all the potential risks associated with our operations. In addition, although certain risks are insurable to an extent, no assurance can be given that such insurance will continue to be available or that we will be able to maintain insurance to cover these risks at economically feasible premiums. Insurance against risks such as non-sudden or non-accidental emissions pollution due to exploration and production is not generally available to us on acceptable terms. Business interruption due to pandemics, strikes, riots or other similar disruptive events is generally not covered by business interruption insurance. Losses from uninsured events may cause us to incur significant costs.

RECLAMATION AND MINE CLOSURE COSTS

The ultimate timing and costs for future removal and site restoration could differ from current estimates. Our estimates for this future liability are subject to change based on updated closure plans, amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. In addition, regulatory authorities in various jurisdictions require us to post financial assurances to secure, in whole or in part, future reclamation and restoration obligations in such jurisdictions based on the approved closure plans. Changes to the amounts required, as well as the nature of the collateral to be provided, including as a result of updated closure plans, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Any capital resources we utilize for this purpose will reduce the resources available for our other operations and commitments. Although we accrue for future closure costs based on current disturbance, we do not necessarily reserve cash for these obligations or otherwise fund these obligations in advance or immediately upon the commencement of closure. By way of example, to preserve flexibility for potential future operations, our closure plans for Flin Flon involved putting certain assets on care and maintenance for a period of time, thereby deferring certain closure costs. As a result, we will have significant cash expenditures when we close and restore our metallurgical complex in Flin Flon completely. The financial assurance we are required to provide in the meantime may increase in the future.

As of December 31, 2022, on an undiscounted basis, the total estimated environmental obligations related to our Flin Flon operations were approximately US$282.5 million.

RECRUITMENT, RETENTION AND LABOUR RELATIONS

The success of our operations and development projects depends in part on our ability to attract and retain geologists, engineers, metallurgists and other personnel with specialized skills and knowledge about the mining industry in the geographic areas in which we operate. The success of our operations in Snow Lake, Manitoba and southern Peru, in particular, depends in part on our ability to attract new skilled personnel to work for us in these geographic areas. Additionally, due to the closure of our 777 mine in 2022, the success of our operations in Snow Lake will also depend on our ability to continue to effectively train workers who have relocated from Flin Flon to Snow Lake.

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We also depend on a number of key management and operating personnel, and our success will largely depend on the efforts of these individuals and our ability to retain them. In addition, we also compete for the technical expertise and labour to find, develop, and operate such properties.

There can be no assurance that our business will not suffer from a work stoppage at any location where we operate. At Constancia, we have a minority union with less than 40% of our workforce unionized, and while we do not currently believe any labour discussions will result in a strike or work stoppage, there can be no assurance that such events will not occur from time to time. If a strike or work stoppage occurred at Constancia, while we believe we could continue operating, we would have a reduced workforce, and it may adversely affect our production efficiency.

In addition, from time to time, we may temporarily suspend or close certain of our operations, and we may incur significant labour and severance costs due to a suspension or closure. Further, temporary suspensions and closures may adversely affect our future access to skilled labour, as laid-off employees may seek employment elsewhere.

GOVERNMENTAL APPROVALS, PERMITTING AND ENVIRONMENTAL REGULATION

Our activities are subject to various laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances, protection of the environment and other matters. Government approvals and permits are currently required in connection with all of our operations, and further approvals and permits will be required in the future. Specifically, our ability to develop Phase I of the Copper World project in Arizona will continue to be dependent on, among other things, the receipt of all required state permits.

The success of our efforts to obtain and maintain permits is contingent upon many variables outside of our control, including the public consultation process undertaken by regulatory agencies. Obtaining and complying with governmental permits may increase costs and cause delays. There can be no assurance that all necessary permits will be obtained and, if obtained, that the time and costs involved will not exceed our estimates or that we will be able to maintain such permits as a result of, among other things, conditions imposed or legal challenges. To the extent such approvals are required and not obtained or maintained, our operations may be curtailed, or we may be prohibited from proceeding with planned exploration, development, or operation of mineral properties. Currently, the greatest risk of this occurring is in connection with our Copper World project in Arizona.

Environmental regulation continues to evolve, requiring stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There can be no assurance that existing or future environmental regulation will not materially adversely affect our business, financial condition and results of operations. There is contamination on properties that we own or owned or for which we have or have had care, management or control and, in some cases, on neighbouring properties, that may result in remediation requirements, fines and personal injury or natural resource damage claims, which could result in material costs. We could be held responsible for investigative-cleanup costs relating to presently unknown contamination on our properties. We may also acquire properties with environmental risks. Any investigative and remediation costs for known or unknown contamination or future releases of hazardous or toxic substances at our properties or related to our activities could be material.

Although we believe that our operations are currently carried out in material compliance with applicable laws and regulations, no assurance can be given that new laws and regulations will not be enacted or that existing laws and regulations will not be amended or applied in a manner that could have a material adverse effect on our business, financial condition and results of operations, including laws governing our tailings storage facilities. Any failure to comply with such laws and regulations may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage relating to mining activities, and we may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, which costs could be material.

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TRANSPORTATION AND INFRASTRUCTURE

At our mines in northern Manitoba and Saskatchewan, we are dependent upon a single railway and certain short-line rail networks to transport products from the Flin Flon metallurgical complex for further processing or to our customers. In Peru, concentrate production from the Constancia mine must travel approximately 450 kilometres by road to the Port of Matarani. The method and route of ore and concentrate transportation to our processing facilities and for sale give rise to a number of risks, including road safety and community and environmental risks. See "Energy and Other Consumable Prices and Availability" above.

We may have similar dependencies at future mining and processing operations. Inability to secure reliable and cost-effective transportation and other infrastructure, or disruption of these services due to community or political protests (as was the case with community protests in Peru), weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our operations. If transportation for our products is or becomes unavailable, our ability to market our products could suffer. In addition, increases in our transportation costs, relative to our competitors, could make our operations less competitive and could adversely affect our profitability.

CLIMATE CHANGE

Governments and regulatory bodies at the international, national, regional and local levels have introduced or may introduce legislative changes to respond to the potential impacts of climate change, and it appears there is an increased commitment by the Canadian federal government to do so. Additional government actions in different jurisdictions to regulate (and price) climate change related measures, including regulations on carbon emissions and energy and water use to achieve net-zero emissions by 2050, as well as the achievement of our own internal greenhouse gas reduction targets, could increase the direct and indirect costs of our operations and may have a material adverse effect on our business. Potentially, additional rules or regulations in the United States at the state or federal level may be forthcoming with respect to greenhouse gas emissions and/or "cap and trade" legislation and could impact the economics of our future projects. If metal consuming economies implement carbon border adjustments, the relative competitiveness of our operations and the direct customer for our concentrates could be impacted.

In addition, there is increased investor attention on climate change, sustainability and environmental, social and governance ("ESG") issues more generally. Notwithstanding our commitment to conducting our business in a socially responsible manner and to adopt a greenhouse gas reduction strategy, to the extent mining companies fall out of favour with some investors due to the industry's real or perceived impacts on climate change and we are unable to achieve our greenhouse gas reduction targets, this could negatively affect our shareholder base and access to capital.

In addition, our operations are subject to the physical risks of climate change, which may include:

  Increased extreme weather events: Our current operations are located in geographical areas where typical weather can be hazardous. Constancia is situated in an area susceptible to seismic activity and El Niño and La Niña weather systems and the Copper World project is vulnerable to extreme dry heat.  The Manitoba operations are predisposed to cold temperatures, heavy snowfall and the inherent risks associated with sudden and drastic changes in temperature, as well as forest fires at times when drought-like conditions exist. An increase in extreme weather events at our operations, including increased frequency and severity of storms, winds and changes in precipitation and temperatures, could result in unanticipated challenges and may adversely affect our operations.
  Rising sea levels: A change in sea level can disrupt supply shipping channels, impacting both the transportation of equipment and resources to our operations and the delivery of our products to smelters and other purchasers.
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  Water availability: Climate change may adversely affect water availability in arid locations, including the Southwestern United States (where our Copper World and Mason projects are located). Water scarcity and shortage can lead to pressure and government action to reduce industrial water consumption, which may restrict the use of existing water rights.

Despite efforts to anticipate and mitigate the hazards and risks of climate change, the above risks and other factors may impact production forecasts, results of operations, financial condition, corporate strategy and share price.

PUBLIC HEALTH THREATS

An outbreak of infectious disease, a pandemic or a similar public health threat (such as COVID-19 and any variants thereto), or a fear of any of the foregoing, could cause operating, supply chain and project development stoppages and delays and disruptions, labour shortages, reduced product demand, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). The possibility of a global recession arising from a public health threat and attempts to control it may impact metals demand and prices and could reduce available liquidity options. As a result, we may experience production below estimated levels, increased costs or significantly reduced revenue. This can lead to a material adverse effect on the financial performance, liquidity and results of operations.

TITLE TO MINERAL PROPERTIES

Although we believe we have taken reasonable measures to ensure valid title to our properties, there can be no assurance that title to any of our properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims, and aboriginal land claims, and title may be affected by, among other things, undetected defects or unforeseen changes to the boundaries of our properties by governmental authorities.

In addition, a portion of the Copper World project and certain other of our mining properties in the United States are located on unpatented mine and millsite claims located on U.S. federal public lands. The right to use such claims is granted under the United States General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. While we believe there are no material defects in title of the applicable portion of the Copper World project lands, there can be no assurance that all of our unpatented mine and millsite claims (including those forming part of the Copper World project) will remain valid and available for development.

ANTI-BRIBERY LEGISLATION

We are subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. We are also subject to Canada's Corruption of Foreign Public Officials Act ("CFPOA"), which prohibits corporations and individuals from giving or offering to give a benefit of any kind to a foreign public official, or any other person for the benefit of the foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Our Peru-based operations are also subject to local anti-bribery and anti-corruption laws including without limitation Law No. 30424, which imposes criminal liability for local and foreign bribery, money laundering, terrorism financing and related crimes, and Legislative Decree No. 1385 which sanctions private corruption.

Our international activities, including our Constancia mine and exploration activities elsewhere in South America, create the risk of unauthorized payments or offers of payments by our employees, consultants or agents to foreign persons. While we have implemented safeguards that are intended to prevent these practices, our existing safeguards and any future improvements to such safeguards may not be completely effective, and our employees, consultants or agents may engage in conduct for which we might be held responsible. Any failure to comply with the FCPA, the CFPOA and applicable laws and regulations in Peru and other foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on us and our share price.

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MINERAL RESOURCE AND RESERVE ESTIMATES

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and the future cash flows that might be derived from their production. Estimates of mineral reserves and mineral resources, and future cash flows necessarily depend upon a number of variable factors and assumptions, including, among other things, ability to achieve anticipated tonnages and grade, geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning metals prices, exchange rates, interest rates, inflation, operating costs, development and maintenance costs, reclamation costs, and the availability and cost of labour, equipment, raw materials and other services required to mine and refine the ore. In addition, there can be no assurance that mineral resources will be converted into mineral reserves and that mineral recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. This is heightened in the case of Lalor, which has substantial inferred mineral resources. For these reasons, estimates of our mineral reserves and mineral resources in our public disclosure, and any estimates of future cash flows may vary substantially from our actual results.

Failure to achieve production, cost or life-of-mine estimates could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Likewise, the failure to produce marketable mineral concentrates from our operations, or the presence of deleterious elements in our mineral concentrate products, may adversely impact our ability to generate revenues from our production. We are at an increased risk of this at our Constancia operations, where the presence of lead and zinc in certain parts of the ore body requires us to blend production in order to sell marketable copper concentrate. Our actual production, costs and the productive life of a mine may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, revisions to mine plans, risks and hazards relating to mining and availability of and cost of labour and materials. As a mine matures, the risks that may cause actual production to vary from previous estimates increases and the extraction of mineral reserves may become uneconomic.

There are a number of potential indicators that could trigger non-financial asset impairment or reversal of impairment in the future. One such potential indicator is a change to the life of mine ("LOM") plan for an asset. LOM plans incorporate management's best estimates of key assumptions which include future commodity prices, the value of mineral resources not included in the LOM plan, production based on current estimates of recoverable reserves, discount rates, future operating and capital costs and future foreign exchange rates.

REPUTATIONAL RISK

As a result of the increased usage and reach of social media and other internet platforms used to create and publish user-generated content, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Publicity adverse to us, including as a result of such user-generated content, could result from the actual or perceived occurrence of any number of events (for example, with respect to the handling of environmental matters, community relations or litigation), whether true or not. Although Hudbay seeks to mitigate this risk through a number of measures, there can be no assurance that the Company's reputation will not be harmed. Reputation loss may lead to increased challenges in developing and maintaining community relations and decreased investor confidence and could ultimately have a material adverse impact on Hudbay.

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POST-RETIREMENT OBLIGATIONS

We have assets in defined benefit pension plans which accumulate through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans. Our liabilities under defined benefit pension plans are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material. We also have substantial commitments for post-retirement health and other benefits for which no specific funding arrangements are in place.

CREDIT RISK

We mitigate credit risk relating to customers of our copper, zinc and precious metals by carrying out credit evaluations on our customers and making a significant portion of sales on the basis of financial letters of credit. If customers default on the credit extended to them our liquidity and cash flows could be materially adversely affected. Further, we may enter into offsetting derivative contracts for which we do not obtain collateral or other security. In the event of non-performance by counterparties in connection with such derivative contracts, we are further exposed to credit risk.

DIVIDEND PAYMENTS

The Senior Unsecured Notes impose certain restrictions on our ability to make restricted payments, including common dividends. Our ability to make future dividend payments will be subject to compliance with the covenants contained in our debt agreements along with other liquidity considerations. At all times, the declaration of dividends is subject to the discretion of our Board of Directors and our Board of Directors may determine to cease our past practice of making dividend payments at any time.

MARKET PRICE OF COMMON SHARES

Our share price may be significantly affected by changes in commodity prices or in our financial condition or results of operations. Other factors unrelated to our performance that may have an effect on the price of our common shares include a lessening in trading volume, shareholder activism and general market interest in our securities and the size of our public float. As a result of any of these factors, the market price of our common shares may fall and otherwise may not accurately reflect our long-term value. Securities class action litigation has been brought against companies following periods of volatility in the market price of their securities (including in the context of shareholder activism campaigns) and issuers listed on U.S. stock exchanges (as we are), in particular, have been subject to increasing shareholder litigation. We may in the future be the target of similar litigation.

GROWTH STRATEGY AND ACQUISITION INTEGRATION

We evaluate growth opportunities and continue to consider the acquisition and disposition of exploration, development and operating properties and other mineral assets to achieve our strategy. We, from time to time, engage in discussions in respect of both acquisitions and dispositions, and other business opportunities, but there can be no assurance that any such discussions will result in a successfully completed transaction. In addition, in the event of any such acquisition, there can be no assurance that the acquired business will be successfully integrated into our current operations.

"PASSIVE FOREIGN INVESTMENT COMPANY" UNDER THE U.S. INTERNAL REVENUE CODE

We do not believe we are a "passive foreign investment company" under Section 1297(a) of the U.S. Internal Revenue Code ("PFIC") for the current taxable year. If we derive 75% or more of our gross income from certain types of ''passive'' income (such as rents, royalties, interest, dividends, and other similar types of income), or if the quarterly average value during a taxable year of our ''passive assets'' (generally, assets that generate passive income) is 50% or more of the average value of all assets held by us, then the PFIC rules may apply to U.S. taxpayers that hold our common shares (regardless of the extent of their ownership interest in us). Several ''look-through'' rules apply in determining PFIC status, including that a 25% or more owned subsidiary corporation's income and assets will be deemed those of its parent for purposes of the PFIC rules. Thus, a sufficiently active subsidiary may allow a parent corporation to avoid PFIC status, depending on the circumstances. Whether we are considered a PFIC for a specific taxable year is a factual determination that must be made annually at the end of that taxable year. As a result, our status in the current and future years will depend on the composition our gross income, our assets and activities in those years and our market capitalization as determined on the end of each calendar quarter, and there can be no assurance that we will or will not be considered a PFIC for any taxable year.

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If we are classified as a PFIC during any portion of a U.S. taxpayer's holding period for our common shares, as determined for U.S. federal income tax purposes, such taxpayer would be subject to adverse U.S. federal income tax consequences under the PFIC rules. In such case (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three- year period or shorter holding period for our common shares) and realized gain on the sale, exchange or other disposition of our common shares will be treated as ordinary income and generally will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. taxpayer's holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would generally be subject to tax at the U.S. taxpayer's regular ordinary income rate for the current year and would not be subject to the interest charge discussed in (c) below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. Where a company that is a PFIC meets certain reporting requirements, a U.S. taxpayer may be able to mitigate certain adverse PFIC consequences described above by making a "qualified electing fund" ("QEF") election to be taxed currently on its proportionate share of the PFIC's ordinary income and net capital gains. If we determine that we are a PFIC for any taxable year, we will determine at that time whether we will comply with the necessary accounting and record keeping requirements that would allow a U.S. taxpayer to make a QEF election with respect to us. We have no obligation to determine whether we are a PFIC and may not make any such determination.

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

We are authorized to issue an unlimited number of common shares, of which there were 262,047,562 common shares issued and outstanding as of March 29, 2023 (being the final trading day prior to the date of this AIF).

Holders of common shares are entitled to receive notice of any meetings of our shareholders, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive, on a pro-rata basis, such dividends, if any, as and when declared by our board of directors at its discretion from funds legally available therefor. Upon our liquidation, dissolution or winding up, holders of common shares are entitled to receive, on a pro-rata basis, our net assets after payment of debts and other liabilities, in each case, subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PREFERENCE SHARES

We are authorized to issue an unlimited number of preference shares, none of which were issued and outstanding as of March 29, 2023 (being the final trading day prior to the date of this AIF).

Preference shares may from time to time be issued and the Board of Directors may fix the designation, rights, privileges, restrictions and conditions attaching to any series of preference shares. Preference shares shall be entitled to preference over the common shares and over any other of our shares ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of our liquidation, dissolution or winding up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs. Preference shares may be convertible into common shares at such rate and upon such basis as the Board of Directors in their discretion may determine. No holder of preference shares will be entitled to receive notice of, attend, be represented at or vote at any annual or special meeting, unless the meeting is convened to consider our winding up, amalgamation or the sale of all or substantially all of our assets, in which case each holder of preference shares will be entitled to one vote in respect of each preference share held. Holders of preference shares will not be entitled to vote or have rights of dissent in respect of any resolution to, among other things, amend our articles to increase or decrease the maximum number of authorized preference shares, increase or decrease the maximum number of any class of shares having rights or privileges equal or superior to the preference shares, exchange, reclassify or cancel preference shares, or create a new class of shares equal to or superior to the preference shares.

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SENIOR UNSECURED NOTES

On September 23, 2020, we issued $600 million aggregate principal amount of 6.125% senior unsecured notes due 2029 (the "2029 Notes"). The proceeds of this offering were used to redeem $400 million of our outstanding 7.250% senior unsecured notes due 2023 (the "2023 Redeemed Notes") and to pay any related premium, costs, and expenses for general corporate purposes. The 2029 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2023 Redeemed Notes.

On March 8, 2021 we issued $600 million aggregate principal amount of 4.50% senior unsecured notes due 2026 (the "2026 Notes"). The proceeds of this offering were used to redeem $600 million of our outstanding 7.625% senior unsecured notes due 2025 (the "2025 Redeemed Notes"). The 2026 Notes have extended maturity dates, significantly reduced interest costs and a more flexible covenant structure as compared to the 2025 Redeemed Notes.

The 2026 Notes and the 2029 Notes (together, the "Senior Unsecured Notes") are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Rosemont and Mason projects and certain newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development. The Senior Unsecured Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness and make restricted payments in certain circumstances.

On or after April 1, 2023 (in the case of the 2026 Notes), or April 1, 2024 (in the case of the 2029 Notes) we may redeem the Senior Unsecured Notes, at our option in whole or in part, at the redemption prices (expressed as percentages of the principal amount of such series of the Senior Unsecured Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable date of redemption, if redeemed during the twelve-month period beginning on April 1 of each of the years indicated below:

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2026 Notes		2029 Notes
Year	Percentage	Year	Percentage
2023	102.250%	2024	103.063%
2024	101.125%	2025	102.042%
2025 and thereafter	100.000%	2026	101.021%
		2027 and thereafter	100.000%

CREDIT RATINGS

The following table sets out the latest credit ratings received from Standard and Poor's Ratings Services ("S&P"), Moody's Investors Services ("Moody's"), and from Fitch Ratings ("Fitch").

Credit Rating Organization
	S&P	Moody's	Fitch
Corporate Credit Rating	B	B1	BB-
Senior Unsecured Notes	B	B2	BB-

S&P

In March 2022, S&P affirmed its issuer credit and issue-level ratings of 'B' for Hudbay, affirmed its '3' recovery rating and affirmed its outlook of stable.

S&P's corporate credit rating (or issuer rating) is a forward-looking opinion about an obligor's overall creditworthiness in order to pay its financial obligations. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation.

S&P's corporate credit ratings are on a rating scale that ranges from AAA (highest quality) to D (lowest quality). The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P's rating system, an issuer rated 'B' currently has the capacity to meet its financial commitments, but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments. A 'B' rating is the sixth highest of ten categories in S&P's rating system.

Regarding the issue-level rating, according to S&P's rating system, S&P's issue credit ratings are based, in varying degrees, on its analysis of the following considerations: (i) likelihood of payment; (ii) nature of and provisions of the financial obligation; and (iii) protection afforded by, and relative position of, the obligation in the event of bankruptcy or reorganization. S&P's issue-level ratings are similarly on a rating scale that ranges from AAA (highest quality) to D (lowest quality), with the ratings from 'AA' to 'CCC' having plus (+) or minus (-) modifiers. According to S&P's rating system, an issue rated 'B' indicates that the obligor has the capacity to meet its financial commitments on the obligation, but adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation. A 'B' rating is the sixth highest of ten categories in S&P's rating system.

S&P's recovery ratings focus solely on expected recovery in the event of a payment default of a specific issue, and utilize a numerical scale that runs from 1+ to 6. The recovery rating is not linked to, or limited by, the corporate credit rating or any other rating, and provides a specific opinion about the expected recovery. A '3' recovery rating indicates S&P's expectations of meaningful (50%-70%) recovery in the event of default.

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Moody's

In July 2022, Moody's upgraded our corporate family rating to 'B1' (from 'B2'), our unsecured notes to 'B2' (from 'B3'), and our probability of default rating to 'B1-PD' (from 'B2-PD'). Moody's reaffirmed our speculative grade liquidity rating of 'SGL-2', and our Stable outlook.

Moody's issuer and issue-level credit ratings are on a rating scale that ranges from Aaa (highest quality) to C (lowest quality). Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks on the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. According to Moody's credit rating system, obligations rated 'B' are considered speculative and are subject to higher credit risk. A 'B' rating is the sixth highest of nine categories in Moody's rating system.

Moody's speculative grade liquidity ratings are on a rating scale that ranges from SGL-1 (best liquidity) to SGL-4 (weakest liquidity). According to Moody's speculative grade liquidity rating system, an issuer with an SGL-2 rating possesses good liquidity and is likely to meet its obligations over the coming 12 months through internal resources but may rely on external sources of committed financing. According to the system, the issuer's ability to access committed sources of financing is highly likely based on Moody's evaluation of near-term covenant compliance.

Moody's corporate family ratings are long-term ratings that reflect the likelihood of a default on a corporate family's contractually promised payments and the expected financial loss suffered in the event of default. A corporate family rating is assigned to a corporate family as if it had a single class of debt and a single consolidated legal entity structure.

A probability of default rating is a corporate family-level opinion of the relative likelihood that any entity within a corporate family will default on one or more of its long-term debt obligations.

Moody's long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody's speculative grade liquidity ratings are opinions of an issuer's relative ability to generate cash from internal resources and the availability of external sources of committed financing, in relation to its cash obligations over the coming 12 months.

Fitch

In March 2022, Fitch Ratings upgraded Hudbay's Long-Term Issuer Default Rating to 'BB-' from 'B+' and affirmed our Rating Outlook as Stable. Fitch also upgraded our rating to 'BB-'/'RR4' from 'B+'/'RR4' for our Senior Unsecured Notes, being the 2029 Notes issued in September 2020 and the 2026 Notes issued in March 2021.

Fitch's credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested.

Fitch defines "investment grade" and "speculative grade" as shorthand to describe the categories 'AAA' to 'BBB' (investment grade) and 'BB' to 'D' (speculative grade), respectively, in-line with general industry practice. Investment grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories either signal a higher level of credit risk or that a default has already occurred. Credit ratings express risk in relative rank order, which is to say they are ordinal measures of credit risk and are not predictive of a specific frequency of default or loss.

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Fitch's credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. However, in terms of payment obligation on the rated liability, market risk may be considered to the extent that it influences the ability of an issuer to pay upon a commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of index-linked bonds).

Fitch Long-Term issuer default ratings, as well as issue-level ratings, are on a rating scale that ranges from AAA (highest quality) to C (lowest quality). Within rating categories, Fitch may use modifiers. The modifiers "+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to 'AAA' ratings and ratings below the 'CCC' category.

The instrument rating for an issuer's debt (whether secured, senior unsecured, or subordinated) is notched from the issuer's or guarantor's IDR. Rated entities with IDRs of 'BB–' and above usually have senior unsecured instrument ratings at the same level as the IDR, reflecting average (around 40%) rates of recovery across all sectors. For entities rated 'B+' and below, Fitch undertakes a 'bespoke' analysis of recovery upon default for each instrument. The resulting instrument rating reflects the Recovery Rating ("RR") (graded from 'RR1' to 'RR6'), and is notched from the IDR accordingly. Fitch divides the spectrum of recovery percentages from 0% to 100% within the six categories of RRs.

The credit ratings and stability ratings we received from S&P, Moody's and Fitch are not a recommendation to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by any such credit rating organization. S&P, Moody's and Fitch each charged us a fee in respect of the credit ratings service they provided.

DIVIDENDS

Since September 2013, we have paid a semi-annual dividend in March and September of C$0.01 per share. At all times, the declaration of dividends is subject to the discretion of our Board of Directors.

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MARKET FOR SECURITIES

PRICE RANGE AND TRADING VOLUME

Our common shares are listed on the TSX and the NYSE under the symbol "HBM". The volume of trading and the high and low trading price of our common shares on the TSX and NYSE during the periods indicated are set forth in the following table.

Trading of Common Shares on TSX				Trading of Common Shares on NYSE
Period (2022)	High (C$)	Low (C$)	Volume (common shares)	High ($)	Low ($)	Volume (common shares)
January	10.47	8.67	21,870,183	8.39	6.79	23,614,451
February	10.68	9.03	22,072,794	8.44	7.04	25,425,371
March	11.17	9.26	30,176,067	8.75	7.23	32,822,056
April	10.28	7.65	26,287,251	8.23	5.98	27,429,455
May	8.34	6.48	27,669,811	6.52	4.96	33,408,775
June	7.82	5.05	24,626,442	6.20	3.91	30,668,801
July	5.50	4.07	22,657,830	4.24	3.08	35,344,726
August	6.49	4.40	25,491,339	5.02	3.41	35,294,902
September	6.15	5.04	23,109,697	4.74	3.70	22,999,758
October	6.22	5.00	30,239,496	4.57	3.62	30,108,787
November	7.69	5.24	35,945,697	5.74	3.88	41,295,890
December	7.92	6.72	24,805,182	5.88	4.92	45,016,990

On March 29, 2023 (being the final trading day prior to the date of this AIF), the closing prices of our common shares on the TSX and NYSE were C$6.85 and $5.04 per common share, respectively.

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DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Carol T. Banducci Mississauga, Ontario, Canada	Director since: May 4, 2017 Committee membership: • Audit Committee (Chair) • Compensation and Human Resources ("CHR") Committee	Ms. Banducci retired as Executive Vice President and Chief Financial Officer of IAMGOLD Corporation on March 31, 2021. She joined IAMGOLD in July 2007, and, as EVP and CFO she was involved with developing and driving strategy and capital allocation and oversaw all aspects of the company's finance, information technology and investor relations functions. She is currently a corporate director.
Igor Gonzales London, England	Director since: July 31, 2013 Committee memberships: • Environmental, Health, Safety and Sustainability ("EHSS") Committee • Technical Committee	Mr. Gonzales has more than 30 years of experience in the mining industry. He joined Appian Capital as Chief Operating Officer in June 2020 following over three years as President and CEO of Sierra Metals. Prior to that, he was with Compañia de Minas Buenaventura S.A.A. from November 2014 to May 2017, serving as Vice President of Operations and Barrick Gold Corporation from 1998 to 2013, serving as President of Barrick Gold South America for seven years, and later as Executive Vice President and Chief Operating Officer.
Richard Howes Chelmsford, Ontario, Canada	Director since: May 7, 2019 Committee memberships: • CHR Committee • Technical Committee	Mr. Howes was appointed President and CEO of Reunion Gold Corporation, effective January 1, 2023. Mr. Howes retired as President and Chief Executive Officer of Dundee Precious Metals Inc. in May 2020. He joined Dundee Precious Metals in early 2009 as General Manager and Executive Director. In 2010 he was appointed Executive Vice President and Chief Operating Officer and in 2013 was appointed Chief Executive Officer. He is a Professional Mining Engineer with extensive open pit and underground experience and executive management and board experience.
Sarah B. Kavanagh Toronto, Ontario, Canada	Director since: July 31, 2013 Committee memberships: • EHSS Committee (Chair) • Corporate Governance and Nominating ("CGN") Committee	Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from June 2011 through May 2016. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.
Carin S. Knickel Golden, Colorado, United States	Director since: May 22, 2015 Committee memberships: • CHR Committee (Chair) • CGN Committee	Ms. Knickel served as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. She joined ConocoPhillips in 1979 and held various senior operating positions in wholesale marketing, refining, transportation and commercial trading as well as leadership roles in planning and business development throughout her career in the U.S. and Europe. She is currently a corporate director.
Peter Kukielski Toronto, Ontario, Canada	Director since: May 7, 2019 Committee memberships: • None	Mr. Kukielski was appointed President and Chief Executive Officer in January 2020 after serving as Interim Chief Executive Officer since July 2019. Mr. Kukielski was President and Chief Executive Officer of Nevsun Resources Ltd. from May 2017 until its acquisition in December 2018. From 2013 to 2017, Mr. Kukielski was Chief Executive Officer of Anemka Resources and from 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal. From 2006 to 2008, Mr. Kukielski was the Chief Operating Officer of Teck Resources. From 2001 to 2006, he was with Falconbridge (originally Noranda) in senior roles, including Chief Operating Officer.

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George E. Lafond Victoria, British Columbia, Canada	Director since: May 10, 2022 Committee memberships: • EHSS Committee • CGN Committee	Mr. Lafond was appointed to Hudbay's Board of Directors in May 2022 and is currently an independent strategic advisor. He is a citizen of the Saskatchewan Muskeg Lake Cree Nation in Treaty Six Territory and was appointed by the Government of Canada as the Treaty Commissioner of Saskatchewan. Mr. Lafond currently advises the Saskatchewan Indian Institute of Technology. In 2016, he received the Saskatchewan Order of Merit and in 2022, he received Queen Elizabeth II's Platinum Jubilee Medal.
Stephen A. Lang Columbia, Missouri, United States	Director since: October 3, 2019 Committee memberships: • CHR Committee • Technical Committee	Mr. Lang was appointed Chair of Hudbay's Board of Directors in October 2019. He was Chief Executive Officer of Centerra Gold Inc. from 2008 to 2012 and served as Centerra's Board Chair from 2012 to 2019. Mr. Lang has also held positions at Stillwater Mining Company, Barrick Gold Corporation, Rio Algom Limited and Kinross Mining Corporation. He is currently a corporate director.
Daniel Muñiz Quintanilla Madrid, Spain	Director since: May 7, 2019 Committee memberships: • Audit Committee • EHSS Committee	Mr. Muñiz Quintanilla was a member of the Board of Directors and Executive Vice President of Southern Copper, previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V. and also acted as Chief Financial Officer of Grupo Mexico. He is currently a corporate director.
Colin Osborne Burlington, Ontario, Canada	Director since: May 2018 Committee memberships: • Technical Committee (Chair) • EHSS Committee	Mr. Osborne is President and Chief Executive Officer of Samuel Son & Co. Limited, a $5 billion company focused on providing metal solutions to a variety of end markets. He joined Samuel Son & Co. in August 2015 and was recently elected to its board of directors. From October 2007 through June 2015, Mr. Osborne was Chief Executive Officer and President of Vicwest Inc., and prior to that he was Chief Operating Officer at Stelco Inc. where his duties included overseeing mining operations.
David S. Smith West Vancouver, British Columbia Canada	Director since: May 7, 2019 Committee memberships: • CGN Committee (Chair) • Audit Committee	Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers. He is currently a corporate director.

The term of office for each director of the Company will expire upon the completion of the next annual meeting of shareholders of the Company.

Our executive officers as at the date of this AIF are listed below.

EXECUTIVE OFFICERS

Peter Kukielski Toronto, Ontario, Canada President and Chief Executive Officer	For biographical information for Mr. Kukielski, refer above to the heading "Board of Directors".
Eugene Lei Toronto, Ontario, Canada Chief Financial Officer	Mr. Lei was appointed Chief Financial Officer in October 2022 and is responsible for providing strategic financial and capital markets leadership to the Company. Since joining Hudbay in 2012, Mr. Lei has progressed through several senior management roles and executive responsibilities, most recently serving as Senior Vice President, Corporate Development and Strategy. Prior to joining Hudbay, Mr. Lei was Managing Director, Mining at Macquarie Capital Markets Canada, working as an advisor on global and domestic mergers and acquisitions and equity capital markets offerings.

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André Lauzon Toronto, Ontario, Canada Chief Operating Officer	Mr. Lauzon was appointed Chief Operating Officer on January 4, 2022. Mr. Lauzon was previously Vice President, Arizona Business Unit from 2018 to 2021, following almost two years in the role of Vice President, Manitoba Business Unit. Mr. Lauzon has experience with both open pit and underground mines. He has worked in and supported projects and mines in a wide range of challenging locations and conditions, including Voisey's Bay in Newfoundland, Turkey, Alaska, Australia, Indonesia, Brazil, northern Ontario and the United States.
Patrick Donnelly Oakville, Ontario, Canada Senior Vice President, Legal and Organizational Effectiveness	Prior to being appointed to his current role as Senior Vice President, Legal and Organizational Effectiveness effective May 30, 2022, Mr. Donnelly served as Vice President, General Counsel for eight years. Prior to joining Hudbay in 2008, Mr. Donnelly practiced corporate and securities law at Osler, Hoskin & Harcourt LLP.

Javier Del Rio Tucson, Arizona, United States Senior Vice President, South America and USA

Mr. Del Rio was appointed Senior Vice President, South America and USA in March 2023. Mr. Del Rio previously served as Vice President, South America and USA, following over five years as Vice President, South America Business Unit from 2017 to 2022. Mr. Del Rio also previously served as Executive Director, Business Development – South America from 2010 to 2017. Mr. Del Rio has over 30 years of mining experience and has held management positions in business planning, optimization process, and business analysis with Newmont Mining Corporation in the United States and Peru.

Olivier Tavchandjian Canmore, Alberta, Canada Senior Vice President, Exploration and Technical Services

Mr. Tavchandjian was appointed Senior Vice President, Exploration and Technical Services in March 2023. Mr. Tavchandjian joined Hudbay in September 2017 and prior to his current role, served as Hudbay’s Vice President, Exploration and Technical Services. Mr. Tavchandjian brings 30 years of experience in mineral resource and mineral reserve estimation and reporting, exploration, strategic and life of mine planning, technical support to operations and corporate development. Prior to joining Hudbay, Mr. Tavchandjian was VP, Resource Evaluation for Anemka Resources, the mining portfolio company of a large private investment firm.

Peter Adamek Toronto, Ontario, Canada Vice President, Finance	Mr. Adamek was appointed Vice President, Finance in May 2019, responsible for overseeing financial reporting and information systems and technology. Since joining Hudbay in 2010, Mr. Adamek has held several progressively senior management roles, most recently as CFO for the Arizona Business Unit. Mr. Adamek has over 20 years of experience in a broad range of fields including corporate finance, capital markets, equity research and public audit. Prior to joining Hudbay, Mr. Adamek worked in equity research with RBC Capital Markets.
Candace Brûlé Pickering, Ontario, Canada Vice President, Investor Relations	Ms. Brûlé was appointed Vice President, Investor Relations in November 2021. She joined Hudbay in 2010 with a focus on corporate development and worked closely with the operational and technical teams to execute the acquisition of Constancia. Ms. Brûlé has over 15 years of experience in capital markets, corporate development and investor relations in the mining sector. She started her career in global mining investment banking at Macquarie Capital Markets.
Robert Carter Flin Flon, Manitoba, Canada Vice President, Manitoba Business Unit	Mr. Carter was appointed Vice President, Manitoba Business Unit in April 2022. Prior to his current role, Mr. Carter served as the General Manager of our Manitoba mines since 2018 and previously held various other positions with the Company, including Manager of the Lalor mine in Manitoba and Director of Business Development and Technical Services in our corporate office. He has nearly 25 years of mining industry experience in technical, operational and senior leadership roles.
David Clarry Toronto, Ontario, Canada Vice President, Corporate Social Responsibility	Mr. Clarry joined Hudbay in 2011. From 2009 to 2011 he worked through his own firm, Innotain Inc., providing consulting services to the mining and energy industries. Prior to that, he spent 18 years with Hatch Ltd., an international engineering and consulting firm, ultimately serving in the role of Director - Climate Change Initiatives.
Jon Douglas Toronto, Ontario, Canada Vice President and Treasurer	Mr. Douglas joined Hudbay in 2015. Prior to joining Hudbay, he was Chief Financial Officer of Barrick Gold Corporation's global copper business unit. Prior to that he was Senior Vice President and Chief Financial Officer of Northgate Minerals Corporation for over ten years.

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Warren Flannery Toronto, Ontario, Canada Vice President, Business Planning and Reclamation	Mr. Flannery joined Hudbay in February 2023. Prior to joining the Company, Mr. Flannery was the Head of Mining, Technical at CIBC Global Mining, responsible for leading the assessment of mining operations for financing packages and M&A reviews. Mr. Flannery has nearly 30 years of experience in mine operations, planning and project development and nearly 10 years of experience in capital markets.
Mark Gupta Toronto, Ontario, Canada Vice President, Corporate Development	Mr. Gupta was appointed Vice President, Corporate Development in 2022. Since joining Hudbay in 2014, he has served in various corporate development roles. Mr. Gupta left Hudbay briefly in 2021 to serve as Lead Principal, Business Development at BHP, but returned to Hudbay in 2022 as Executive Director, Capital Planning and Operations Strategy before being appointed to his current role. Prior to first joining Hudbay in 2014, Mr. Gupta worked in various investment banking roles and holds a Chartered Financial Analyst designation.

As of March 29, 2023 (the final trading day prior to the date of this AIF), our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 728,900 common shares, representing less than 0.3% of the total number of common shares outstanding.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

Stephen A. Lang was a director of Hycroft Mining Corporation ("Hycroft"), (formerly Allied Nevada Gold Corp.) which, on March 10, 2015, together with certain of its direct and indirect subsidiaries, filed voluntary petitions of relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Delaware Bankruptcy Court"). On October 8, 2015, Hycroft's Plan of Reorganization was approved by the Delaware Bankruptcy Court, and effective October 22, 2015, Hycroft completed its financial restructuring process and emerged from Chapter 11 bankruptcy.

Carin S. Knickel was a director of Whiting Petroleum Corp. ("Whiting") which, on March 31, 2020, together with certain of its subsidiaries, commenced voluntary Chapter 11 cases under the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the "Texas Bankruptcy Court"). On September 1, 2020, Whiting announced that it has successfully completed its financial restructuring and emerged from Chapter 11 protection. Whiting officially concluded its reorganization after completing all required actions and satisfying the remaining conditions to its Plan of Reorganization.

Igor Gonzales and Daniel Muñiz Quintanilla are directors of Gatos Silver, Inc. ("Gatos"). On April 1, 2022, the Ontario Securities Commission issued a management cease trade order against the CEO and CFO of Gatos ordering each such executive officer to cease trading in the securities of Gatos until Gatos completed its annual continuous disclosure filings for the year ended December 31, 2021 as required by Ontario securities laws. Additional management cease trade orders were issued by the Ontario Securities Commission on April 12, 2022 and July 7, 2022 in connection with certain other delays in Gatos' financial reporting. Such management cease trade orders remain in effect as of the date of this AIF.

CONFLICTS OF INTEREST

To the best of our knowledge, there are no known existing or potential conflicts of interest among or between us, our subsidiaries, our directors, officers or other members of management, as a result of their outside business interests, except that certain of our directors, officers, and other members of management serve as directors, officers, promoters and members of management of other entities and it is possible that a conflict may arise between their duties as a director, officer or member of management of Hudbay and their duties as a director, officer, promoter or member of management of such other entities.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the CBCA, and such individuals are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. In addition, our Code of Business Conduct and Ethics requires our directors and officers to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and our interests.

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AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, monitoring the performance and independence of our external auditors, monitoring the performance of our internal audit function and the design and ongoing review of our risk management system. The Audit Committee is also responsible for reviewing our annual audited consolidated financial statements, unaudited consolidated quarterly financial statements and management's discussion and analysis of results of operations and financial condition for annual and interim periods prior to their approval by the full board of directors. There was no instance in the year ended December 31, 2022 where our board of directors declined to adopt a recommendation of the Audit Committee.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to our board of directors. A copy of the current Audit Committee charter is attached hereto as Schedule C.

COMPOSITION

As at December 31, 2022, the Audit Committee consisted of Carol T. Banducci (Chair), Daniel Muñiz Quintanilla and David S. Smith.

Relevant Education and Experience

Each member of the Audit Committee is independent and financially literate within the meaning of NI 52-110 and has experience as a Chief Financial Officer of a publicly traded company. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member.

Ms. Banducci retired as Executive Vice President and Chief Financial Officer of IAMGOLD Corporation on March 31, 2021. She joined IAMGOLD in July 2007, and, as EVP and CFO, she was involved with developing and driving strategy and capital allocation and oversaw all aspects of the company's finance, information technology and investor relations functions. From 2005 to 2007, Ms. Banducci was Vice President, Financial Operations of Royal Group Technologies. Previous executive finance roles include Chief Financial Officer of Canadian General-Tower Limited and Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America. Ms. Banducci has extensive finance experience in capital markets, statutory and management reporting, audit, budgeting, capital programs, treasury, tax, acquisitions and divestments, pension fund management, insurance and information technology. She holds a Bachelor of Commerce degree from the University of Toronto.

Mr. Muñiz Quintanilla was a member of the Board of Directors and Executive Vice President of Southern Copper, previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V. and also acted as Chief Financial Officer of Grupo Mexico. In the past, he worked at the Law Firms Cortes, Muniz y Nunez Sarrapy, Mijares, Angotia Cortes y Fuentes, and Baker & McKenzie. He holds a Masters degree in Business Administration from Instituto de Empresa and a Masters degree in Financial Law from Georgetown University.

Mr. Smith has more than 35 years of experience in financial and executive leadership roles, including by serving as the Chief Financial Officer and Executive Vice President of Finning International Inc. ("Finning") from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. (now Barrick) in various senior positions and 4 years with PriceWaterhouseCoopers. He is currently a corporate director. Mr. Smith holds a Bachelor's of Science degree in Business Administration, Accounting from California State University, Sacramento and has completed the Institute of Corporate Directors, Directors Education Program (ICD.D).

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POLICY REGARDING NON-AUDIT SERVICES RENDERED BY AUDITORS

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor's independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for twelve months. The Chair of the Audit Committee has been delegated authority to pre-approve, on behalf of the Audit Committee, the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed C$50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

REMUNERATION OF AUDITOR

The following table presents, by category, the fees billed by Deloitte LLP as external auditor of, and for other services provided to, the Company for the fiscal years ended December 31, 2022 and 2021, respectively.

Category of Fees	2022	2021
Audit fees	C$2,417,063	C$2,405,438
Audit-related fees	C$114,396	C$202,539
Tax fees	-	-
All other fees	C$97,500	C$80,000
Total	C$2,628,959	C$2,687,977

"Audit fees" include fees for auditing annual financial statements and reviewing the interim financial statements, as well as services normally provided by the auditor in connection with our statutory and regulatory filings.

"Audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees", including audit work related to our pension, benefit and profit sharing plans.

"All other fees" are fees for services other than those described in the foregoing categories. Management presents regular updates to the Audit Committee of the services rendered by the auditors as part of the Audit Committee's oversight regarding external auditor independence and pre-approved service authorizations.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

LEGAL PROCEEDINGS

Hudbay is subject to three claims in the Ontario Superior Court in connection with its previous ownership of the Fenix project in Guatemala through its subsidiary at the time, Compañía Guatemalteca de Níquel S.A. ("CGN").

The first action was served in 2010. The plaintiff, Angelica Choc, asserts a claim of negligence against Hudbay and wrongful death, among other claims, against CGN in connection with the death of her husband Adolfo Ich Chaman on September 27, 2009. The plaintiff claims that the head of CGN security shot and killed Mr. Chaman during a confrontation between members of local communities, who were unlawfully occupying CGN property, and CGN personnel. The aggregate amount of the claim is C$12 million.

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In the second action, served in 2011, eleven plaintiffs claim that they were victims of sexual assault committed by CGN security and members of the Guatemalan police and army during court ordered and state implemented evictions in January 2007 (before the project was acquired by Hudbay). These claims are asserted against Hudbay and its subsidiary at the time HMI Nickel Inc. The aggregate amount of the claims is C$55 million.

The plaintiff in the third action, German Chub Choc, claims that he was shot and permanently injured by the head of CGN security during the same events that gave rise to the claim brought by Ms. Choc. This action was served in October 2011. The aggregate amount of the claim is C$12 million.

We believe that all of the claims with respect to the Fenix project are without merit.

We are not aware of any litigation outstanding, threatened or pending against us as of the date hereof that would reasonably be expected to be material to our financial condition or results of operations.

REGULATORY ACTIONS

We have not: (a) received any penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the financial year; (b) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; and (c) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as may be otherwise disclosed in this AIF, since January 1, 2020, none of our directors, executive officers or 10% shareholders and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is TSX Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of our business, the following are the material contracts we entered into (i) within the last financial year or (ii) between January 1, 2002 and the beginning of the last financial year, which are still in effect:

1. the Precious Metals Purchase Agreement dated August 8, 2012, as amended, with Wheaton Precious Metals (previously Silver Wheaton), whereby we agreed to sell a portion of the precious metals production from our 777 mine to Wheaton Precious Metals;

2. the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013, as amended, with Wheaton Precious Metals (International) Ltd. ("Wheaton International", previously Silver Wheaton (Caymans) Ltd.), whereby we agreed to sell 100% of the silver production and 50% of the gold production from our Constancia mine to Wheaton International;

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3. the Amended and Restated Precious Metals Purchase Agreement, dated as of February 8, 2019 between HudBay Arizona (Barbados) SRL, Hudbay, Wheaton International and Wheaton Precious Metals;

4. the Indenture dated as of September 23, 2020 with U.S. Bank National Association, as trustee, governing the Senior Unsecured Notes expiring in 2029;

5. the Indenture dated as of March 8, 2021 with U.S. Bank National Association, as trustee, governing the Senior Unsecured Notes expiring in 2026;

6. the Fifth Amended and Restated Credit Facility with the lenders party thereto from time to time and the Canadian Imperial Bank of Commerce, as administrative agent, dated as of October 26, 2021, as amended, providing for a four-year $300 million revolving credit facility; and

7. the Third Amended and Restated Credit Facility with the lenders party thereto from time to time and the Canadian Imperial Bank of Commerce, as administrative agent, dated as of October 26, 2021, as amended, providing for a four-year $150 million revolving credit facility.

QUALIFIED PERSONS

The scientific and technical information contained in this AIF has been approved by Olivier Tavchandjian, P.Geo., our Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

Olivier Tavchandjian, P.Geo., our Senior Vice President, Exploration and Technical Services, is an expert who has prepared certain technical and scientific reports for us. As at March 29, 2023 (being the final trading day prior to the date of this AIF), to our knowledge, Mr. Tavchandjian beneficially owns, directly or indirectly, less than 1% of our outstanding securities and has no other direct or indirect interest in our Company or any of its associates or affiliates.

The auditor of the Company is Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, as applicable, is contained in our management information circular dated April 5, 2022. Additional financial information is provided in our financial statements and management's discussion and analysis for the fiscal year ended December 31, 2022.

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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SCHEDULE A: GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms used in this annual information form.

"mineral reserves"
That part of a measured or indicated mineral resource which could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the qualified person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term "mineral reserve" need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals. Mineral reserves are subdivided into proven mineral reserves and probable mineral reserves. Mineral reserves fall under the categories of proven mineral reserves and probable mineral reserves.

"preliminary economic assessment"	Means a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources;

"proven mineral reserves"	That part of a measured mineral resource that is the economically mineable part of a measured mineral resource, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"probable mineral reserves"	That part of an indicated and in some circumstances a measured mineral resource that is economically mineable demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"mineral resources"	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources fall under the categories of measured mineral resource, indicated mineral resource and inferred mineral resource.

"measured mineral resource"	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

"indicated mineral resource"	That part of a mineral resource for which quantity, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"inferred mineral resource"	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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SCHEDULE B: MATERIAL MINERAL PROJECTS

CONSTANCIA MINE

Project Description, Location and Access

We own a 100% interest in the Constancia mine in southern Peru. Constancia includes the Constancia and Pampacancha deposits and is located approximately 600 kilometres southeast of Lima. Geographic coordinates at the centre of the property are longitude 71° 47' west and latitude 14° 27' south.

We acquired Constancia in March 2011 through our acquisition of all of the outstanding shares of Norsemont Mining Inc. ("Norsemont"). We own a 100% interest in the 66 mining concessions (covering an area of 43,536 hectares) that comprise Constancia, all of which are duly registered in the name of our wholly-owned subsidiary, HudBay Peru S.A.C. Most of the known mineralization is located in the claims Katanga J, Katanga O, Katanga K, and Peta 7, though small mineralized outcrops are common throughout the area. All the mining concessions are currently in good standing. The annual concession fee payments of $3.00 per hectare are due on June 30 each year.

We have entered into life-of-mine agreements with the neighboring communities of Chilloroya and Uchucarcco. These agreements provide us the surface rights required for operations at both the Constancia and Pampacancha mine sites and specify our commitments to these local communities over the course of the mine life. In particular, the community agreements contemplated cash payments for the land access rights, as well as funds for facilitation of development projects and investment for local enterprises. The agreements also outline ongoing annual investments in community development including medical, educational and agricultural services and contemplate a bi-annual review of certain of the social development terms.

Hudbay has obtained approval of a third amendment to the Environmental and Social Impact Assessment (ESIA) (ESIA MOD III) that will allow for the optimization of the water balance and management plan, an alternate road for transportation of the concentrate, improvements to the TMF dike design criteria and other benefits. With the ESIA MOD III approved, the specific permitting processes and mine closure plan amendments will commence.

The Ministry of Energy and Mines authorized the start of the exploitation activities for the Pampacancha pit in December 2020.

Constancia and Pampacancha are subject to the following tax regime and agreement concerning mineral production:

1.  Peruvian Tax Regime

Constancia is subject to the Peruvian tax regime, which includes the mining tax, mining royalty, 8% labour participation, corporate tax and IGV/VAT. The Special Mining Tax ("SMT") and the Mining Royalty ("MR") were introduced in late-2011 for companies in the mineral extractive industries. Both the SMT and the MR are applicable to mining operating income based on a sliding scale with progressive marginal rates. The effective tax rate is calculated according to the operating profit margin of the Company. Based on Constancia's expected life-of-mine operating profit margin, the effective SMT and MR tax rates are projected to be 2.90% and 2.90% of operating income over the life of the mine. The MR is subject to a minimum of 1% of sales during a given month.

2.  Precious Metals Stream Agreement

100% of the silver production and 50% of the gold production from Constancia and Pampacancha is subject to our stream agreement with Wheaton Precious Metals, as described in this AIF.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

Constancia and Pampacancha are accessible from Lima by flying to either Arequipa or Cusco and then proceeding by paved and gravel highway to the mine site, which in each case takes approximately seven hours. The closest town is Yauri (population 23,000), which is approximately 80 kilometres by road from the mine site. Copper concentrate is transported via Yauri to the Matarani port, which is approximately 460 kilometres by road from the mine site.

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10° Celsius and rise to 20° Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the mine site.

Elevations on the property range from 4,000 to 4,500 metres above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for animals and at lower elevations for some limited subsistence agriculture. Water resources are readily available from a number of year-round streams near the mine site.

The infrastructure includes the waste rock facility, tailings management facility, water management system, electrical power supply and transmission and improvements to the roads and port. The primary road to the site consists of a 70 kilometre sealed road (National Route PE-3SG) from Yauri to the Livitaca turn-off and approximately 10 kilometres of unsealed road (CU-764) from the Livitaca turn-off to site. These roads (and bridges) have been upgraded, as necessary, to meet the needs for construction and life of mine use.

The combined maximum demand for electricity by Constancia and Pampacancha is estimated to be 96 MW with an average load of 85 to 90 MW in the next 5 years. Electricity is supplied via the 220 kV Tintaya substation located about 70 kilometres from the mine site and a dedicated transmission line from this substation to Constancia.

Copper concentrate is shipped from the Constancia site via road (~490 kilometers) and arrives at the Matarani port in trucks. These trucks are equipped with a hydraulically operated covered-box hinged at the rear, the front of which can be lifted to allow the concentrate to be deposited in the concentrate shed assigned to Hudbay by TISUR, the port operator. These trucks can load up to 37 tonnes of Cu Concentrate.  All concentrates are dumped into an enclosed receiving system specially designed for Hudbay. This receiving system includes sampling platforms, dump and screening hoppers, dust scrubbers, car wash system and a conveyor underground system that leads into an existing stacking system.  Pier C has been assigned to Hudbay and has a 75 thousand tonne capacity, with a minimum of 30kt guaranteed.  A chute from the shed will feed a conveyor system in a tunnel below. This feeds a tubular conveyor with a capacity of 1200 metric tonnes per hour capacity. The same conveyor and ship loading equipment is shared with other copper concentrate exporters.

History

The original Constancia property, consisting of 13 concessions, was obtained by Norsemont pursuant to an option agreement with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"). Norsemont acquired an initial 51% interest in the property from Rio Tinto in November 2007 and in March, 2008, Norsemont acquired the remaining 19% interest held by Rio Tinto. Norsemont acquired the 30% interest in the project from Mitsui Mining and Smelting Company Limited Sucursal Del Peru ("Mitsui") and 23 additional concessions were obtained by Norsemont in 2007 and 2008.

The San Jose prospect (which forms part of the Constancia deposit) was explored by Mitsui during the 1980s. Exploration consisted of detailed mapping, soil sampling, rock chip sampling, and ground magnetic and induced polarization surveys with several drill campaigns. Drilling was mainly focused on the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,200 metres) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,200 metres).

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In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 kilometres, open in several directions, with some copper enrichment below a widespread leach cap developed in both porphyry and skarn.

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, and surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,500 metres.

Geological Setting, Mineralization, and Deposit Types

The Constancia deposit is a porphyry copper-molybdenum system which includes copper-bearing skarn mineralization. This type of mineralization is common in the Yauri-Andahuaylas metallogenic belt where several porphyry Cu-Mo-Au prospects have been described but not exploited. Multiple phases of monzonite and monzonite porphyry have intruded a sequence of sandstones, mudstones and micritic limestone of Cretaceous age. Structural deformation has played a significant role in preparing and localising the hydrothermal alteration and copper-molybdenum-silver-gold mineralization, including skarn formation. The skarn component of the mineralization is more prevalent along the Yanak fault on the western margin of the Constancia deposit. Recent drilling conducted in 2019-2020 has confirmed a 300m extension of both high grade skarn and shallow porphyry mineralization to the north of deposit into the Constancia North area. In 2021, Hudbay completed an internal positive scoping study which resulted in an inferred mineral resource estimate of 6.5 million tonnes at 1.2% copper in two high grade skarn lenses located below the open pit in the Constancia Norte area. The study concluded these two lenses could be mined by underground methods once the open pit has reached its final configuration in this area..

The Pampacancha deposit is a porphyry related skarn system, with copper-bearing skarn mineralization. This type of mineralization is common in the Yauri-Andahuaylas metallogenic belt where several skarn deposits have been developed, including Corocohuayco in the Tintaya District and Las Bambas.

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

1. Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small);

2. Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant);

3. Supergene digenite-covellite-chalcocite (rare native copper) in the monzonite (significant);

4. Mixed secondary sulphides/chalcopyrite in the monzonite (significant); and

5. Oxide copper mineralization (volumetrically small).

Molybdenite, gold and silver occur within all these mineralization types.

Two areas of porphyry-style mineralization are known within the project area, Constancia and San José. At Constancia, mineralization is deeper than that observed at San José which occurs at surface. The mineralized zone extends about 1,200 metres in the north-south direction and 800 metres in the east- west direction.

The Pampacancha deposit is located approximately three kilometers southeast of the Constancia porphyry. The stratigraphy unit in the area is the massive, gray micritic limestone of Upper Cretaceous Ferrobamba Formation; this unit in contact with the dioritic porphyry generates a magnetite skarn, hosts economic mineralization of Cu-Au-Mo.

The intrusive rocks are Oligocene age unmineralized basement diorite. Diorite porphyry is recognized as the source for skarn mineralization, which in turn is cut by mineralized monzonite intrusions which provide minor local increases in Cu-Au mineralization. Skarn Cu-Au mineralization is best developed at the upper and lower margins of the limestone body.

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Epithermal mineralization of the low sulphidation quartz-sulphides Au + Cu style, accounts for common supergene enriched Au anomalies, and along with other features such as hydrothermal alteration and veins typical of near porphyry settings.

Exploration

A geophysical Titan-24 survey was completed in July 2011 to the south of the Constancia deposit. In late 2013, an aeromagnetic and radiometric helicopter geophysical survey was carried out over an area of 80 square kilometers near Constancia.

A mapping and geochemical sampling program was completed between 2007 to 2014, where 20,789 hectares were mapped. Of the 20,789 hectares, 8,905 were mapped on Hudbay mining concessions, which represent 80% of the mining rights in the area.

Future exploration efforts are anticipated to focus on the Maria Reyna, Caballito and Kusiorco prospective satellite properties located within trucking distance of the Constancia mill, as described in this AIF. In August 2022, Hudbay executed an exploration agreement with the community of Uchucarco which allowed the company to start exploration activities over the Caballito property and a large portion of the Maria Reyna and Kusiorco properties.

Drilling

Extensive drilling has been conducted at the Constancia and Pampacancha deposits since the early 2000s. The most recent drilling programs were completed by Hudbay, with prior drilling programs conducted by Rio Tinto and Norsemont Mining. The various drilling campaigns conducted at Constancia and Pampacancha totaled 225,000 meters of drilling with approximately 93% of the drilling being conducted by diamond drilling (coring) methods and only 7% done by reverse circulation (RC).

Out of the total drilling completed over the two deposits, 551 holes (156,590) at Constancia and 290 holes (68,080m) at Pampacancha were used to conduct grade estimation within the mineralized envelopes and to report the current mineral resource and mineral reserve estimates.

Sampling and Analysis and Security of Samples

The sample preparation, analysis, security procedures and data verification processes used in the exploration campaigns on the Constancia mine prior to our acquisition were reviewed through the documentation available in previously filed technical reports and we have determined that the sampling methodology, analyses, security measures and data verification processes were adequate for the compilation of data at Constancia and Pampacancha and such processes continue to be used by us.

1,849 and 633 bulk density measurements were respectively used for the resource block models of Constancia and Pampacancha. These measurements were conducted at ALS Chemex, Certimin and Bureau Veritas laboratories using the paraffin wax coat method. These measurements are representative of the different rock and mineralization domains recognized to date.

During the Hudbay drilling campaigns conducted between 2011 and 2015, blanks were inserted into the sample stream as per geologist instruction at approximate intervals of every 30 samples. Standard references were prepared with material obtained from the Constancia and Pampacancha deposits by us and were analyzed and certified by Acme labs. Duplicates were obtained by splitting half core samples, obtaining two quarter core sub-samples, one quarter representing the original sample and the other quarter representing the duplicate sample. Duplicates were inserted approximately every 30 samples.

Between 2017 and 2019, 14% of blanks and 5% of standards were inserted at site, prior to dispatching the core boxes to Certimin, Bureau Veritas or SGS laboratories. In addition, 10% of all the pulps samples and 6% of all the coarse reject samples were reclaimed. 50% were resent to the initial laboratory and the other 50% were sent to an umpire lab for duplicate analysis. 5% of blanks, 5% of standards and 5% of duplicates were added to the re-analysis streams.

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During the 2019-2020 drilling campaign, all the samples were prepared at the Constancia mine laboratory and dispatched to Bureau Veritas for ICP analysis. 15% blanks and 5% standards were inserted at site, before samples preparation and after samples preparation, to monitor both the sample preparation and the assaying. Finally, coarse and pulp rejects were reclaimed and re-assayed at Bureau Veritas Lima. Selected pulps were also dispatched to an umpire lab (SGS Lima). The inserted blanks and standards analyzed by Bureau Veritas and SGS were submitted as "blind".

During the 2021-2022 drilling campaign, the samples were mostly prepared at the Constancia mine laboratory and only a small part was sent to Certimin laboratory due to time constraints. 72% of the samples were assayed at the Constancia mine laboratory which is operated by Bureau Veritas while the remaining 28% were assayed at Certimin. 15% blanks and 5% standards were inserted at site, before samples preparation and after samples preparation, to monitor both the sample preparation and the assaying. 6% of coarse and 6% of pulp rejects were reclaimed and re-assayed at Bureau Veritas Lima, (i.e . umpire lab). Inserted blanks and standards analyzed by Bureau Veritas Lima were submitted as "blind".

Data Validation

Assay data was delivered in digital form by the laboratories. Checks for inconsistent values were made by the senior geologist before data was uploaded.

All lithological, alteration, geotechnical and mineralization data was logged on paper logs that were later entered in spreadsheets from where they were imported into the database. The data entry spreadsheets have a number of built-in logical checks to improve the validity of the database. We checked collar positions visually on plans and down-hole surveys were validated by examining significant deviations.

In 2017, 17 holes representing over 4,167 metres of sampling previously drilled by Norsemont and Hudbay and covering the full extent of the Constancia reserve pit were twined in order to further investigate the impact of suspected losses of fine material in the original drilling both on grade estimation and on the metallurgical model. The 2017 twin hole program evidenced an under-estimation bias in the copper grade in the historical drilling for the supergene portion of the Constancia deposit. A robust correction was developed to address this grade bias.

In 2020, Hudbay conducted a systematic revalidation of the drillhole database used in the MineSight software for resource modeling by comparing 5% of the entire database to the original laboratory certificates. From the 4089 samples tested, only 4 samples were found to have different values than in the original certificates representing 0.09% of the total and therefore the database can be considered very reliable. A comparison with the previous version of the resource modelling database used between 2014 and 2019 evidenced that element precision had been truncated to the second decimal place in the past resulting in an under-estimation in gold grade in the 2019 database and no significant differences for the other metals of economic interest. The under-estimation in gold grade is close to 10% and has been corrected, contributing to an improvement in the gold grade in the updated mineral resource and mineral reserve estimates.

Mineral Processing and Metallurgical Testing

The metallurgical responses of Constancia ore (ex: Hypogene, Supergene, Skarn, Mixed and High Zinc) is acceptable in terms of treatment rate, recovery and molybdenum and copper concentrate grades. For example, the copper grade in the final concentrate is higher than 26%, with acceptable levels of zinc, lead, iron, etc. The molybdenum concentrate produced is over 47% molybdenum with low contents of copper, lead, iron, etc. Metallurgical test work performed at laboratory and plant levels with Hypogene, Skarn, Supergene, High Zinc and Mixed ore from different polygons have enabled the operator to identify different reagents which show better performance according to each type of ore treated. Engineering studies continue to evaluate the addition of Pebble Crushers to the comminution circuit to address the increase in ore hardness of the hypogene ore.

Metallurgical testwork was finalized in 2021 for the Pampacancha ore and has confirmed the ore recovery and throughput assumptions currently used in the Life of Mine plan. Ore hardness (100 samples) and flotation response (40 samples) variability testing was completed on samples distributed throughout the mineable reserve.

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For the production year 2022, the Constancia plant achieved an average copper recovery of 85.0%. Copper recoveries over the remaining life of mine are expected to average within the range of 86% to 89%, with variation based on ore type and processing plant flow sheet improvements currently in progress.

Mineral Resource and Mineral Reserve Estimates

The mineral resource and mineral reserve estimates for the Constancia and Pampacancha properties are effective January 1, 2023. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

Resource estimations for the Constancia and Pampacancha deposits are based on the most up to date geological interpretations and geochemical results from the drilling data currently available. Multi pass ordinary kriging interpolation setup was used to interpolate the grades in the block model while honouring the geology.

In 2022, a reconciliation between the reserve model and the reported production from the Constancia and Pampacancha mines as credited by the mill continued to show close results for tonnes and grade within less than 6% except for the gold grade, which had a negative variation exceeding expectations. This was mostly due to a local grade estimation discrepancy for the material mined during the month of December at Pampacancha. The resource model for Pampacancha has been updated incorporating the 2022 infill drilling results and using this new resource model for the December reconciliation, grade estimates for all metals were back within less than 5% of mill credit.

The component of the mineralization within the block model that meets the requirements for reasonable prospects of economic extraction was based on the application of a Lerchs-Grossman cone pit algorithm.

The mine production plan contains 535.2 million tonnes of waste and 474.8 million tonnes of ore, yielding a waste to ore stripping ratio of 1.1 to 1.0. An average life of mine mining rate of 67.3 million tonnes per annum, with a maximum of 83.0 million tonnes per annum through the first 15 years, will be required to provide the assumed nominal process feed rate of approximately 31.0 million tonnes per annum. The ore production schedule for the life of mine shows average grades of 0.30% Cu, 84 g/t Mo, 0.06 g/t Au and 3.0 g/t Ag.

Reconciliation of Reserves and Resources

Both the Constancia and Pampacancha resource models were updated in 2022 to incorporate results from the 2022 infill drill programs for each pit. The mine plans were also adjusted to account for 2022 mining depletion, delays in stripping at Pampacancha due to road blockades, a change in mining sequence at Constancia to account for the offload of a section of the pit close to the Baratina fault and other minor adjustments.

Overall, these changes resulted in minor modifications to the total mineral reserve estimates tonnage and grade mined over the life of the mine with the total quantity of both copper and gold being within approximately 1% of last year's estimate after accounting for the 2022 mining depletion.

The changes in measured and indicated mineral resource estimates are also modest with a slight increase of 4% in copper content. The tonnage of open pit inferred mineral resource estimates remains but at lower grade due to recent drilling results at Pampacancha and to some conversion to measured and indicated categories. The underground inferred mineral resource estimates for Constancia Norte remain unchanged.

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A year-over-year reconciliation of the estimated mineral reserves and resources at Constancia and Pampacancha is presented in the tables below.

Constancia Mine and Pampacancha Deposit - January 1, 2023
Mineral Reserve Reconciliation	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
(Proven & Probable)
A 2022 Mineral Reserve	521,000,000	0.31	87	3.09	0.065	1,599,000
B 2022 Depletion (from Reserve)	(31,400,000)	0.37	112	3.6	0.114	(115,000)
C (A-B) = Depleted Reserve	489,600,000	0.31	86	3.06	0.062	1,498,000
D 2023 Mineral Reserves	492,200,000	0.30	84	3.0	0.059	1,485,000

Mineral Resource Reconciliation (exclusive of Mineral Reserves) Measured & Indicated	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
E 2022 Mineral Resource	252,600,000	0.23	64	2.23	0.048	572,000
F 2022 Gain (Drilling)	15,800,000	0.20	147	1.33	0.001	31,000
G (E+F) = 2023 Mineral Resource	268,400,000	0.22	69	2.18	0.045	603,000

Mineral Resource Reconciliation	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
Open Pit (Inferred)
H 2022 Open Pit Resource	57,800,000	0.30	80	2.96	0.081	174,000
I Gain/(Loss) - Drilling	25,000,000	0.15	76	0.30	0.048	37,500
J Gain/(Loss) - Conversion/Remodel	(25,200,000)	0.23	70	2.80	0.130	(58,000)
K 2023 Open Pit Resource (H+I+J)	57,600,000	0.27	83	1.88	0.045	157,000

Mineral Resource Reconciliation	Tonnes	Cu (%)	Mo (g/t)	Ag (g/t)	Au (g/t)	Cu (t)
Underground (Inferred)
L 2022 Underground Resource	6,500,000	1.20	69	8.62	0.140	78,000
M 2023 Underground Resource	6,500,000	1.20	69	8.62	0.140	78,000

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources are exclusive of mineral reserves and do not have demonstrated economic viability.

3. Long term metal prices of $3.60 per pound copper, $12.00 per pound molybdenum, $1,650 per ounce gold and $22.00 per ounce silver were used to estimate open pit mineral reserves and resource.

4. Open pit mineral reserves and resources are estimated using a minimum NSR cut-off of $6.40 per tonne while the underground inferred resource of Constancia Norte is based on a 0.65% Cu cut-off grade.

5. Metallurgical recoveries are applied by ore type and assumed to be 86% on average for the life of mine.

Mining Operations

The Constancia mine is a traditional open pit shovel/truck operation with two deposits: Constancia and Pampacancha. The operation consists of open pit mining and flotation of sulphide minerals to produce commercial grade concentrates of copper and molybdenum. Silver and a small quantity of payable gold reports to the copper concentrate. The Pampacancha deposit exhibits higher grades of copper and gold.

To match the production requirements, operations are conducted from 15 metre high benches using large-scale mine equipment, including: 10-5/8-inch-diameter rotary blast hole drills, 27 cubic metre class hydraulic shovels, 19 cubic metre front-end loaders, and 240 ton off-highway haul trucks.

Processing and Recovery Operations

In 2022, the processing plant achieved its nominal throughput capacity of 89,340 tonnes per day of ore (30.52 million tonnes per annum at 93.6% plant availability).

The primary crusher, belt conveyors, thickeners, tanks, flotation cells, mills and various other types of equipment are located outdoors and are not protected by buildings or enclosures. To facilitate the appropriate level of operation and maintenance, the molybdenum concentrate bagging plant, copper concentrate filters and concentrate storage are housed in clad structural steel buildings.

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The processing plant has been laid out in accordance with established good engineering practice for traditional grinding and flotation plants. The major objective is to make the best possible use of the natural ground contours by using gravity flows to minimize pumping requirements and to reduce the height of steel structures.

An instrumentation plan has enhanced the processing plant's performance with various initiatives implemented at different sub-process levels. These initiatives include video cameras at the apron feeder and belts, froth cameras at the flotation cells and a particle-size analyzer, all of which have been installed and commissioned. These initiatives were part of an overall automation plan integrated into the processing plant system.

Capital and Operating Costs

Growth capital expenditures include several projects at the mine and process plant while sustaining capital expenditures include capital required for major mining equipment acquisition, rebuilds, and major repair. The cost also includes site infrastructure expansion (Tailings Management Facility, Waste Rock Facility, etc.) and process plant infrastructure.

The forecasted life of mine capital and operating costs are set out in the Constancia Technical Report. Cost inflation, changes to the mine plan and other factors may cause these costs to fluctuate over the life of mine and, as such, Hudbay provides three year production guidance each year based on current assumptions. A guidance range for capital and operating costs is provided on an annual basis and the 2023 cost guidance was set out in Hudbay's news release dated February 23, 2023.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

Exploration, Development and Production

The Constancia mine commenced initial production in the fourth quarter of 2014 and achieved commercial production in the second quarter of 2015 while the Pampacancha mine achieved commercial production in the third quarter of 2021.

In addition, as described in the AIF, we acquired a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility in 2018. Community agreements have been concluded with the community of Uchucarco in 2022 and with the community of Quehuincha in 2018 allowing Hudbay to start exploration activities on significant portions of the highly prospective Caballito, Maria Reyna and Kusiorco properties. The activities included necessary archeological, environmental and geological base line studies to support drill permit applications in 2023.

LALOR AND OTHER SNOW LAKE ASSETS

Project Description and Location

Lalor is a gold, zinc and copper mine near the town of Snow Lake in the province of Manitoba. Lalor is located approximately 200 kilometres mostly by paved highway east of Flin Flon, Manitoba. Lalor commenced initial ore production from the ventilation shaft in August 2012 and commenced commercial production from the main shaft in the second half of 2014.

The town of Snow Lake is a full-service community with available housing, hospital, police, fire department, potable water system, restaurants and stores. To house non-local employees during their work rotations, the Company provides a camp located in town which services Hudbay employees and contractors for the mine and mill operations. Other infrastructure in the area includes provincial roads, a 115 kV Manitoba Hydro power grid within four kilometres of Lalor and Manitoba Telecom land line and cellular phone service.

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As described in this AIF, Hudbay operates two processing facilities in the Snow Lake area that process ore production from the Lalor mine The Stall concentrator produces zinc and copper concentrates and our recently refurbished New Britannia mill produces copper concentrate and gold/silver doré.

Following the closure of the Flin Flon zinc plant in mid-2022, the zinc concentrates produced from the Stall mill are sold to market.

In February 2019, Hudbay announced the discovery of the 1901 deposit located less than 1,000 metres from the existing ramp between the former Chisel mine and Lalor and benefiting from the proximity of existing infrastructure. In 2020 and 2021, Hudbay conducted infill drilling, metallurgical testing and a pre-feasibility study that confirmed the technical and economic viability of the indicated and measured portion of the mineral resource estimates at 1901 and highlighted the exploration potential to increase both the mineral resource and mineral reserve estimates through the discovery of a copper-gold rich feeder lens. In 2022, Hudbay drilled eight additional holes to test the extension of the main gold zone, for a total of 5,375m.

The WIM deposit was acquired by Hudbay in 2018 for approximately C$0.5 million. WIM is a copper-gold deposit that starts from surface and is located approximately 15 kilometres by road north of the New Britannia mill. Access is currently via a winter road, and so a year-round gravel road is required for accessing WIM from New Britannia. Powerlines along the access road will also be required to feed the underground electrical distribution system.

The New Britannia mine is a former producing gold mine that produced approximately 600,000 ounces between 1949 and 1958 and an additional 800,000 ounces between 1995 and 2005. Significant mineral resources remain accessible at New Britannia as well as in the nearby Birch and 3 Zone with some investment in the existing mining infrastructure, such as rehabilitating the existing portal and ramp development at 3 Zone.

3 Zone is currently accessible via road and located approximately 3 kilometres (by road) northwest of New Britannia mill. Like WIM, 3 Zone requires powerlines along the access road, and year-round maintenance to the access road to site. Other surface infrastructure needed to support mining activities at WIM and 3 Zone include maintenance and warehouse facilities, fuel farms and storage tanks, and a mine safety and crew lineup space and changehouse. It is envisaged that the main administration offices will be centralized at either the New Britannia mill or Lalor mine site.

Pen II is a low tonnage and high-grade zinc deposit that starts from surface and is located approximately 6 kilometres by road from the Lalor mine. Access is currently via winter road, with potential for an all-weather road to be established north of Lalor mine.

The Watts deposit is located approximately 100 kilometres by road from the Stall mill and is near existing Manitoba Hydro powerlines. It is between 50 and 900 metres below surface, and in 2019 Hudbay conducted a limited drill program which successfully extended the known high grade copper mineralization along the strike of the ore body.

For all the properties mentioned above, Hudbay owns a 100% interest. Aside from a 1.5% royalty on 3 Zone, there are no other royalties payable other than those potentially payable to the province. Surface rights are held under general permits and are sufficient for purposes of our development plans.

In 2020, Hudbay exercised its buy back right to regain 51% ownership of the Talbot deposit that had been optioned to Rockcliff Metals Corp. ("Rockcliff") in 2014. The Talbot deposit is located approximately 200km southeast of the Stall and New Britannia mills. Rockcliff conducted several drilling campaigns between 2014 and 2019 that led to the declaration by Rockcliff of a NI 43-101 indicated mineral resource estimate of 2.2 million tonnes at 2.3% Cu, 2.1 g/t Au, 1.8% Zn, 36 g/t Ag and inferred mineral resource of 2.4 million tonnes at 1.1% Cu, 1.9 g/t Au, 1.7% Zn, 25.8 g/t Ag. Hudbay has the right to extend its ownership to 65% by incurring expenses related to the development of the project and for the purpose of this report relies on the mineral resource estimates reported by Rockcliff.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

At Lalor, the current project infrastructure includes a 3.5 kilometre main access road that was constructed in 2010 from provincial road 395 and provides access from the Chisel North mine site to the Lalor site. This access road includes a corridor with freshwater/discharge pipelines, tailings/discharge pipelines for the Paste Plant and a main hydro line. Access to the site is off paved provincial highway 392, which joins the town of Snow Lake and provincial highway 39 and provides access to Flin Flon.

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities. The project area is approximately 300 metres above sea level, consisting of ridged to hummocky sloping rocks with depressional lowlands, and has gentle relief that rarely exceeds 10 metres. The area of Lalor and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict.

We commissioned a 2,000 US gallon per minute water treatment plant in 2008 at Chisel Lake, approximately eight kilometres from Lalor, where water from the Lalor mine is treated in the Water Treatment Plant along with water from the Chisel Open Pit.

Tailings production associated with the Lalor mine is impounded in the Anderson Tailings Impoundment Area ("TIA") and a capacity expansion has been approved to accommodate our planned future operations.

Power for the site is being transmitted at 25 kV from the Lalor substation located at the Chisel North minesite via a 3.5 kilometre transmission line.

History

The Snow Lake area has a long exploration and mining history. Exploration in the Lalor-Chisel area has been occurring since the 1950s and the Chisel Basin area has hosted four past producing mines. This basin is also the host of the Lalor deposit. Lalor commenced initial ore production from the ventilation shaft in August 2012, only five years after its initial discovery hole and achieved commercial production from the main shaft in the third quarter of 2014.

Gold was first discovered in 1914 approximately 20 kilometres to the southeast of Snow Lake and in 1917, the Moose Horn-Ballast claims produced the first gold in Manitoba. First mine construction at the New Britannia site started in 1945 and in March 1949, the mine was opened as the Nor-Acme mine. Production continued until 1958. 4.9 million tonnes were mined at an average grade of 4.4 g/t and Nor-Acme mill recovered approximately 610,000 ounces of gold during this production period. TVX and High River formed a joint venture to reopen the mine and TVX became the operator. Full production from the main shaft was achieved in August 1996. Through various transactions, Kinross became the operator of the New Britannia mine-mill complex. Production ceased at the end of September 2004 and the mill was put on care and maintenance in 2005 due to a low gold price environment after producing 1.6 million ounces of gold.

Geological Setting

The Snow Lake deposits including Lalor are all located within the Trans-Hudson Orogen of the Flin Flon Greenstone Belt. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks.

The volcanogenic massive sulphide (VMS) deposits located near the town of Snow Lake have been subdivided into two different groups: Cu-Zn-rich (Cu-Zn, Cu-Zn-Au) and Zn-Cu-rich (Zn-Pb-Cu-Ag) types. The Cu-Zn-rich deposits mainly occur in the Anderson sequence and the Zn-Cu-rich deposits occur in the Chisel sequence. The Watts and Talbot deposits, located east-southeast of the town of Snow Lake lies in the eastern portion of the Flin Flon-Snow Lake Greenstone belt and is a stratabound accumulation of sulphides that precipitated in a depositional environment similar to the base metal deposits of the Snow Lake mining camp.

Mineralization of the lode-gold vein-type deposits are hosted in the Amisk group mafic and felsics volcanic rocks which are structurally controlled and associated with shear zones, faults, fold hinges and axial planes that host simple to complex vein systems. The mineralization is associated with lithological contacts of contrasting properties in the sequence of interlayered volcanic and volcaniclastic rocks.

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Drilling

At Lalor, over 5,345 drill holes totaling more than 786,395 metres were included in the Lalor database to support the mineral resource and mineral reserve estimates.

Drilling supporting the 1901, Watts, Pen II and Wim mineral resource and mineral reserve estimates totals 80,875 metres, 25,000 metres, 2,000 metres and 43,000 metres, respectively.

For the New Britannia resource estimates including the 3 Zone and Birch zones, over 730,000 metres of drilling completed after 1995 was used. Drilling at all properties is a combination of NQ and BQ diamond drill holes, surveyed with either Reflex downhole tools or Gyro for deeper/longer holes.

Mineralization

The Lalor deposit and its associated 1901 satellite zone are interpreted as a gold enriched volcanogenic massive sulphide ("VMS") deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. The depositional environment for the mineralization is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

The Lalor VMS deposit is isoclinaly folded and flat lying, with zinc mineralization beginning at approximately 600 metres from surface and extending to a depth of approximately 1,400 metres. The mineralization trends about 320° to 340° azimuth and dips between 30° and 45° to the northeast. It has a lateral extent of about 1,400 metres in the north-south direction and 780 metres in the east-west direction. Sulphide mineralization is pyrite, sphalerite and chalcopyrite. The current interpretation suggests the deeper copper-gold lens tends to have a much more linear trend to the north than the rest of the zones. Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alterations. These silicified areas often correlate with disseminated stringer chalcopyrite, pyrrhotite and pyrite, whether together or independent of each other. This footwall gold mineralization is typical of VMS footwall feeder zones with copper-rich disseminated and vein style mineralization overlain by massive zinc-rich zones. The gold bearing lithologies remain open down plunge to the north and northeast.

The WIM deposit comprises a stratabound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium to coarse grained pyrite, pyrrhotite, chalcopyrite and minor sphalerite. The VMS mineralization extends from surface to 720 m below surface with a strike length of 725 m with an average thickness of 10 m. The WIM deposit is conformable to stratigraphy, trends to the northwest at a N310º azimuth, a 40-45º dip towards the northeast and a plunge of 40º to the north.

The Snow Lake Gold Properties including No. 3 and Birch zones belong to the quartz-carbonate vein gold subtype of orogenic lode gold deposits. This subtype of gold deposits consists of simple to complex quartz carbonate vein systems associated with brittle-ductile rock behaviour, corresponding to intermediate depths within the crust, and compressive tectonic settings.

At Watts, sulphide intersections can be up to 23m in core length, with a lateral extent of approximately 1,200m. Diamond drilling has intersected mineralization at depths of 850m below surface. Mineralization was intersected and interpreted as three lenses; Main Lens, Main Footwall Lens, and East Lens comprised of coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. The sulphides have generally been recrystallized to a coarse grain size, but sections of finer grained sulphides do occur.

The Pen II deposit comprises a stratabound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium to coarse-grained sphalerite, pyrite, pyrrhotite and minor chalcopyrite. The mineralization extends from surface to 500 m below surface. The current strike length of the deposit is 400 m with an average thickness of 4 m. The deposit is conformable to stratigraphy, trends to the northeast at a N40º azimuth, a 45-65º dip towards the northwest.

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Sampling Methods

As per Hudbay's standard procedures in Snow Lake, drill core is logged, sample intervals selected and marked clearly on the core. The majority of exploration core is cut in half with a diamond saw and a representative portion of the hole is kept. Definition and delineation core is whole core sampled. All samples are placed in a plastic bag with its unique sample identification tag. The average length for the sample intervals is 0.9 metres. The core was photographed before samples were split and bagged for shipment before dispatch to the laboratories.

Sampling and Analysis

Sample preparation has been conducted at three different laboratories over time. Prior to 2016, a total of 160,804 drill core samples were analyzed at the Hudbay laboratory in Flin Flon. Copper, zinc, and silver were digested in aqua regia and analyzed by ICP-OES. Gold was determined by lead-collection fire assay fusion, for total sample decomposition, followed by atomic absorption spectroscopy (AAS) analysis. Fire assays were performed on 15 to 30g subsample pulps to avoid problems due to potential nuggetty gold. All samples with gold values (AAS) > 10 g/t were re-assayed using a gravimetric finish.

Since September 2016, nearly all samples are prepared and assayed at Bureau Veritas in Vancouver. All drill core samples have been sent for analysis at Bureau Veritas while the SGS laboratory in Vancouver was used as the umpire laboratory for quality control purposes. Copper, zinc and silver were digested in aqua regia and analyzed by inductively coupled plasma optical emission spectrometry (ICP-OES) and more recently in 2016 by inductively coupled plasma mass spectrometry (ICP-MS). Samples with copper and zinc over the upper limit of detection (ULD) were analyzed by titration, whereas those samples with silver values over the ULD were analyzed by fire assay and gravimetric finish. Gold was determined by fire assay followed by atomic absorption spectroscopy (AAS).

The sampling methodology, analyses and security measures used by the previous owners at New Britannia have been documented in the Technical Report produced by Genivar for Alexis Resources in 2011 and available on SEDAR. Most of the drill cores and chips assays from 1995 to 2003 from the New Britannia mine were completed at the on-site mill laboratory using a fire assay/atomic absorption finish (FA/AA) method. Standard, blank and duplicate assay samples were added to each batch of 21 samples for drill core and to each batch of 24 samples for chip samples. The sampling and analytical procedures conformed to the industry standards at the time, and these were adequate to ensure a representative determination for the type of gold mineralization identified on the property. In 2019, 6 holes drilled by Hudbay at 3 Zone confirmed previous drilling results.

As of January 1, 2023, a total of 109,597 density measurements were collected by Hudbay. These measurements were performed at the Flin Flon laboratory, Bureau Veritas laboratory or at Hudbay logging facility, using a non-wax-sealed immersion technique to measure the weight of each sample in air and in water and pycnometry methods.

Quality Assurance and Quality Control

Quality Assurance and Quality Control samples were inserted into the sample stream. Hudbay's practice in Lalor involves insertion of the following every 100 samples; 2 blanks, 5 duplicates, 5 standards. The exploration team in 1901 inserts 5 blanks, 5 duplicates and 5 standards per 100 samples.

Results from the QA/QC program for standards, blanks, duplicates and external checks show that the program has been working effectively for the Lalor, 1901, Watts, Pen II and Wim properties, meeting industry standards and the data used provides a representative and unbiased basis for resource modeling purposes.

Security of Samples

Security measures taken to ensure the validity and integrity of the samples collected consist of a chain of custody of drill core from the drill site to the core logging area. All facilities used for core logging and sampling are located on the mine site and all sample splitting and shipping activities are conducted by technicians under the supervision of Hudbay geologists. The sample results are stored on a secure mainframe based Laboratory Information Management System (LIMS). The diamond drill hole database is stored on the secure Hudbay network, using the acQuire database management system with strict access rights.

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Mineral Processing and Metallurgical Testing

The Stall concentrator is an operating plant running at steady state and, as a result, several of the initial metallurgical test results and assumptions have been revised to reflect the operating experience and performance of the plant over the past six years of operation in processing the ore produced from the Lalor mine. The Stall concentrator is producing a copper concentrate grade of 18 to 20% copper at 83 to 85% recovery and a zinc concentrate grade of 51% zinc at 90 to 93% recovery. 55 to 62% of the gold and silver are recovered in the copper concentrate as co-products. Over the life of the Lalor mine, copper, gold and silver grade will increase and the average zinc grade will decrease. This trend will partially be offset in 2026, when the 1901 deposit is expected to enter production to feed Stall with zinc rich mineralization.

Extensive metallurgical testing was conducted in 2019 and 2020 to demonstrate the technical viability and economic benefits of some changes to the process flowsheet of the Stall mill to improve metal recoveries and/or concentrate grade from historical performance. The main changes to the flowsheet planned to be implemented in 2023 include the addition of Jameson cells to increase copper rougher and cleaner capacity, the addition of a talc pre-flotation circuit, an increase in the zinc circuit cleaning capacity and froth washing and an increase in recovery of free gold through the addition of a Knelson gravity concentrator on the copper regrind cyclone underflow. In addition, further testwork is underway to include a lead recovery stage into the sequential flotation circuit. Although the benefits of this addition have not yet been incorporated into the present life of mine plan, Hudbay anticipates a short payback on this additional limited investment at Stall.

In 2020 a metallurgical testwork program was conducted by Blue Coast Research to cover composites representing low grade, medium grade and high grade of the two zinc rich lenses of the 1901 deposit. A subsample of each of the composite samples was ground to a p80 of 100µm and submitted for mineralogical analysis. Mineralogical analysis and flotation tests were completed on each of the six composites and confirmed that the metallurgical performance of the Stall concentrator for the Lalor base metal lenses was applicable to the 1901 deposit, including the potential benefit of a lead recovery stage in the flotation circuit.

The Snow Lake operations life of mine plan includes the processing of gold ore at the Company's New Britannia mill, which achieved commercial production in November 2021. As described in this AIF, Hudbay has completed the refurbishment of the New Britannia mill, including the addition of a copper flotation circuit, to optimize processing of the Lalor gold and copper gold ores.

Commissioning of the New Britannia mill commenced in July 2021 and achieved commercial production in November 2021. Initial problems with the rod mill liner package and cyanide destruction circuit reduced plant availability until field rectifications were completed. After rectification work was completed, the New Britannia mill achieved and exceeded the steady state design throughput of 1,500 tonnes per day as well as expected copper, gold and silver recoveries.  Going forward, a throughput of 1,650 tonnes per day is assumed without negative impact on metal recovery.

Metallurgical testwork conducted in 2019 on WIM and 3 zone has confirmed that this mineralization is also amenable to successful beneficiation at the New Britannia mill. Four composites were created for each deposit and submitted for mineralogical, comminution and flotation as well as leach test work and gravity concentration in the case of 3 Zone. These tests have been used to confirm the copper, gold and silver recoveries applied in the life of mine plan for these two satellite deposits.

Mineral Resource Estimates

The mineral resource and mineral reserve estimates for the Lalor mine and all the other Snow Lake deposits are effective January 1, 2023. Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

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The mineral resources for Lalor, 1901, Watts, WIM, 3 Zone and Pen II are estimated either as base metal lenses or gold zones and classified as Measured, Indicated or Inferred resources, as described in the most recent technical report.

The construction of the mineralized envelopes was based on the type of mineralization intersected.

The resource is based on integrated geological and assay interpretation of information recorded from diamond drill core logging and assaying and underground mapping and is comprised of the following steps: exploratory data analysis, high-grade capping (when required), and estimation and interpolation parameters consistent with industry standards.

The block models were updated using both infill and exploration drilling conducted up until July 2022 using the methodology documented in the March 2021 Lalor and Snow Lake Operations Technical Report and validated to ensure appropriate honouring of the input data by the following methods:

  Visual inspection of the ordinary kriging ("OK") block model grades in plan and section views in comparison to composites grade;

  Comparison between the nearest neighbour and the OK methods to confirm the absence of global bias in the model; and

  Smoothing correction to remove the smoothing effect of the grade interpolation where necessary.

Hudbay uses a stringent approach to establish the potential for economic extraction of its resource reporting for underground deposits. With this approach, the potential for economic extraction of the mineral resource estimates are reported within the constraint of a 'stope optimization envelope'. This excludes small isolated individual blocks above the economic cut-off criteria from the resource estimate and includes some 'geological dilution' that would need to be included in the economic envelope to maintain minimum spatial continuity requirements to define mineable shapes.

The parameters used as input to define the stope optimization envelope cover all the relevant technical and economic constraints including minimum stope and waste pillar dimensions and a NSR value calculation for each block based on anticipated metal recoveries, long-term metal price forecast and operating and capital costs based on the 2023 Lalor mine and Stall and New Britannia concentrator budgets. Two NSR values are calculated for each block to assess and compare the value of the blocks going to the Stall mill (no material difference between the two) or going to the new Britannia mill. The mineral resource estimates are reported to ensure that each potential stope would cover all its associated operating mining and milling costs.

For the former New Britannia, mine and its satellite gold deposits, the historical resource estimates performed by Kinross and by Alexis Minerals followed a conventional and industry standard approach and have been independently validated in 2018 by WSP Engineering ("WSP"). The cut-off grades for the resource have been estimated over a 6-ft. minimum true width with a variable cut-off by zone. The variation in the cut-off grade is related to new mining versus remnant mining.  Given that WSP had to rely on historical documentation for some of the technical information supporting the estimation of the mineral resource estimates, the tonnes and grades previously estimated by Kinross and Alexis Minerals as measured and indicated resources were downgraded to an inferred category. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Reserve Estimates

The current mineral reserves were estimated based on a life of mine ("LOM") plan prepared using Deswik mine design software that generated mining inventory based on stope geometry parameters and mine development sequences. Appropriate dilution and recovery factors were applied based on cut and fill and longhole open stoping mining methods with a combination of paste and unconsolidated waste backfill material.

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The following steps were followed in developing the reserve estimates at Lalor, 1901, WIM and 3 Zone:

  Calculate two payable (NSR) values for each individual block in the resource model depending on whether processing would occur at the Stall concentrator or at the New Britannia concentrator, using long-term metal prices, concentrator recoveries, metal payability and downstream smelter treatment and refining costs assumptions.

  Design stopes in the Deswik Stope Optimizer, considering depleted mineral resources, existing workings, resource categories and mine and mill operations costs. Dilution and recovery are estimated and applied at this step. Stopes are designed for both the Stall concentrator option and the New Britannia concentrator option.

  Considering grades, value and location in the mine, assign stopes to either Stall or New Britannia concentrator.

  Establish stope economics using a secondary NSR calculation where, along with mine and mill operations costs, mine capital, waste development and offsite administration costs are applied to each stope.

  Assign whether stopes can be upgraded to mineral reserves based on resource classification.

  Design ore development required for mining the reserves. Deplete development from the stopes. Interrogate grades of designed development for inclusion in mineral reserves. Sequence and schedule development and stope production for input to a financial Life of Mine (LOM) study to support mineral reserve economics.

The above methodology takes into consideration the different ore types and the milling options for the mine's future production and considers the various ore types found at these deposits.

The mineral reserve estimates exclude the mined out mineral resources, non-recoverable pillars (rib, post and sill) within mined out areas, mineral resources that are sterilized or not recoverable due to previous mining and stopes based on inferred mineral resource estimates.

Reconciliation of Reserves and Resources

Other than as disclosed in this AIF, there are no known metallurgical, environmental, permitting, legal, taxation, socio-economic, marketing or political issues that could reasonably be expected to materially impact the mineral resource and mineral reserve estimates.

The 2023 reserve estimates of 15.3 Million tonnes is 3% (400kt) lower than in 2022 after accounting for mining depletion with resource to reserve conversion offset by mineability and economic re-evaluation in remnant areas of the mine. The 2023 inferred mineral resource estimate of 2.2 Million tonnes for base metal lenses represent a loss of 0.37 million tonnes and is due to the re-evaluation of the potential for economic extraction of sill pillars at Lalor. The gold and copper/gold inferred mineral resource estimate remains essentially unchanged from 2022 with the addition of 0.5M tonnes at 1901 through exploration drilling being offset by resource to reserve conversion at Lalor.

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Lalor Mine and 1901 - January 1, 2023
Mineral Reserve Reconciliation	Tonnes	Cu (t)	Zn (t)	Au (oz)	Ag (oz)
(Proven & Probable)
A 2022 Mineral Reserve	17,200,000	109,000	601,000	2,150,000	15,896,000
B 2022 Production (from Reserve)	1,490,000	11,000	47,000	191,000	1,051,000
C (A-B) = Depleted Reserve	15,710,000	98,000	554,000	1,958,000	14,845,000
D 2023 Reserve update	15,300,000	94,000	506,000	1,857,000	13,668,000
E (D-C) Gain/(Loss)	(410,000)	(4,000)	(48,000)	(101,000)	(1,177,000)

Mineral Resource Reconciliation	Tonnes	Cu (t)	Zn (t)	Au (oz)	Ag (oz)
Base Metal (Inferred)
F 2022 Mineral Resource	2,630,000	7,000	152,000	128,000	2,509,000
G 2023 Resources update	2,260,000	7,000	127,000	122,000	2,327,000
H (G-F) Gain/(Loss)	(370,000)	0	(26,000)	(6,000)	(182,000)

Mineral Resource Reconciliation	Tonnes	Cu (t)	Zn (t)	Au (oz)	Ag (oz)
Gold Zones (Inferred)
I 2022 Mineral Resource	5,430,000	84,000	17,000	875,000	4,735,000
J 2023 Resources update	5,360,000	77,000	15,000	881,000	4,047,000
K (J-I) Gain/(Loss)	(70,000)	(7,000)	(1,000)	5,000	(687,000)

Notes:

1. Totals may not add up correctly due to rounding.

2. Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

3. Mineral resources in the above table does not include mining dilution or recovery factors.

4. Long term metal prices of $1.20 per pound zinc, $1,650 per ounce gold, $3.60 per pound copper, and $22.00 per ounce silver with an exchange rate of 1.33 C$/US$ were used to estimate mineral reserves and resources.

5. Lalor mineral reserves are estimated using NSR cut-off ranging from C$137 to C$168 per tonne, assuming a long hole mining method and depending on the mill destination.

6. 1901 mineral reserves are estimated using a minimum NSR cut-off of C$166 per tonne, assuming the material is mined via post pillar cut-and-fill methods and is processed at the Stall mill.

7. Individual stope gold grades at Lalor were capped at 10 grams per tonne, as a prudent estimate until reserves-to-mill reconciliations can establish support for the recovery of high-grade gold. This capping method resulted in an approximate 3% reduction in the overall gold reserve grade at Lalor.

8. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold mineral resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

The mineral reserve and resource estimates presented in this AIF for WIM, 3 Zone, Pen II, Watts, New Britannia Mine and Talbot remain unchanged from the prior year and are effective January 1, 2023. As a result, a detailed reconciliation has been omitted.

Mining Operations: Mine Planning

Lalor mine is a multi-lens, flat lying orebody with ramp access from surface and shaft access to the 955 metre level. Internal ramps located in the footwall of the orebody provide access between mining levels, with the mine currently developed to the 1,240 meter level in the Copper Gold lens 27. Stopes are accessed by cross cuts from the major mining levels.

Power is provided to the mine via power cables located in the production shaft. The Chisel North mine ventilation system in sequence with the Lalor mine Downcast Raise, the Access Ramp and the Lalor mine Production Shaft provide a total of 955,000 cfm for ventilation purposes. Mine ventilation air is heated by direct fired propane heaters located at each of the intakes. Lalor mine's fresh water source is Chisel Lake. Mine water reports to the water treatment plant at Chisel Lake where it is treated and released. All water within the mine is collected in intermediary collection sumps and proceeds to the main collection areas via drain lines, drain holes or drainage ditches.

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In 2022, Lalor achieved a total of 1.5 million tonnes of production while the mine continued ramp-up activities and Hudbay transitioned personnel and equipment from Flin Flon to Snow Lake following the closure of the 777 mine in June 2022.The life of mine plan continues to be based on steady state mine production of 5,300 tpd and gradually replacing 600tpd of trucking by hoisting 100% of the mine's production

Mining is done using mobile rubber tired diesel equipment. Load haul dump ("LHD") units vary from 8 to 10 cubic yards. Trucks are currently 42 to 65 tonne units that haul both ore and waste. Autonomous operation of a LHD loader underground is also completed from surface by tele-remote monitoring. Ore is directed to rock breakers located near the production shaft at the 910 metre level, where it is sized to 0.55 metre and conveyed to the shaft for hoisting to surface by two 16 tonne capacity bottom dump skips in balance. Hoisted ore is hauled by truck to the Chisel North mine site, crushed to less than 0.15 metre and stockpiled. Crushed ore is loaded by front end loader to tractor trailers and hauled to Hudbay concentrators. Waste rock is disposed of as backfill underground.

Lateral advance is made in 4 m long segments (rounds), with typical dimensions of 6 metre wide by 5 metre high. Lateral drilling is completed with two boom electric hydraulic jumbo drills, each round requires approximately 80 holes. Following mucking, standard ground support is installed. Mine services, including compressed air, process water and discharge water pipes, paste backfill pipeline, power cables, leaky feeder communications antenna and ventilation duct are installed in main levels and stope entrances.

Two main mining methods are used at Lalor mine, cut and fill and longhole open stoping. Cut and fill methods include: mechanized cut and fill, post pillar cut and fill and drift and fill. Longhole open stoping methods include: transverse, longitudinal retreat and uppers retreat. Each mining area is evaluated to determine the most economic stoping method. In general where the dip exceeds 35° and the orebody is of sufficient thickness, longhole open stoping is used and lateral cut and fill mining methods are used in flatter areas. Approximately 74% of the mineral reserves are to be mined using the longhole open stoping methods, 19% through the cut and fill methods and 7% via development in ore. All stope mining is done using emulsion explosives.

The production is supported by a hoisting plant capable of 6,000 tonnes per day, transitioning to more bulk mining methods with additional mining fronts and implementing technology and automation processes to improve mining efficiencies, developing ore passes and transfer raises to reduce truck haulage cycle times from the upper portions of the mine. In addition, a paste backfill plant was commissioned in 2018.

Ore is received at the Stall concentrator, approximately 16 kilometres east of Lalor mine, and offloaded onto a dedicated stockpile at the mill depending on ore type. Ore is crushed in campaigns through a two-stage external crushing plan where the final product size is less than 19 millimeters. Ore crushed for processing through the Stall concentrator is directly conveyed to the fine ore bins or stockpiled. Ore crushed for processing through New Britannia is stockpiled ahead of haulage to the New Britannia concentrator.

Crushed ore is conveyed to Stall's two sequential rod and ball mill combinations operating parallel with each other. The mills feed a sequential flotation process where a bulk rougher copper concentrate is floated first. The copper rougher concentrate is reground, followed by three stages of cleaning producing a concentrate grading approximately 21% copper. The copper concentrate is either thickened and filtered to remove water, and is conveyed to concentrate storage onsite, or is pumped to the New Britannia filtration circuit. The stored copper concentrate is then loaded on to semi-tractor trailer trucks for transport to Flin Flon for transport by rail to third party smelters.

The tails from the copper circuit feed the zinc flotation circuit which produces a zinc rougher concentrate. This is followed by three stages of zinc cleaning which produces a concentrate grading approximately 51% zinc. Zinc concentrate is thickened and filtered and is conveyed to concentrate storage.  After the Flin Flon zinc plant closure in mid-2022, Hudbay commenced selling the zinc concentrates produced from the Stall mill to market. Like the copper concentrate, the zinc concentrate is loaded on to semi-tractor trailer trucks for transport to Flin Flon for transport by rail to customers. Final tails from the Stall concentrator are currently pumped to the Anderson Tailings Impoundment Area ("TIA") for permanent disposal.

Crushed ore that is hauled to the New Britannia concentrator is side dumped into a loading pocket and conveyed to the fine ore bin. No stockpiling capacity is present at the New Britannia site. The crushed ore is conveyed to the single rod and ball mill line. The mill feeds a single flotation circuit where a copper concentrate is produced. The copper concentrate is thickened and filtered to remove water and is dropped into the concentrate storage on site. The tails from the flotation circuit feeds the tails leach circuit which produces a gold silver doré. The tails leach circuit utilizes a carbon-in-pulp flowsheet from which the tailings are treated to remove residual cyanide before pumping to the Anderson Tailings Impoundment Area ("TIA") for permanent disposal.

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The paste plant is located northeast of the existing headframe complex at the Lalor mine and delivery capacity of the paste can achieve 165 tonnes per hour solids (tails) or 93 cubic metres per hour paste. The paste plant is designed to fill voids left by mining of approximately 4,500 tonnes per day. Taking into account waste generated from development in the LOM and the plan not to hoist waste from underground the combined paste/waste backfilling capacity is approximately 6,000 tonnes per day. The paste plant is capable of varying the binder content in the paste to provide flexibility in the strength gain of the paste where higher and early strength may be required depending on mining method.

Tails required for paste are diverted to the Anderson booster pump station. Capacity of the pumping station range from 110 to 130 tonnes per hour to allow for some variation in the output of tailings from the concentrator. The tailings are directed into the Anderson TIA when not required for the paste plant.

Two pipelines are installed between the Anderson booster pump station and the paste plant located at Lalor mine site, approximately a 13 kilometre distance. Paste is delivered underground via one of two - nominal 8 inch diameter, cased boreholes from surface to the 780 metre level the mine. Only one borehole is required during normal operation, with the second borehole available as a spare in the event of a plug or excessive wear on the primary hole.

A network of underground lateral piping and level to level boreholes transfer the paste from the base of the discharge hopper to the required underground locations.

Permitting and Environmental

The permits required for the current Lalor operation, including the Lalor mine, Stall concentrator, New Britannia concentrator and Anderson tailings facility have all been issued and remain valid.

At this time, there are no known environmental concerns which could adversely affect Hudbay's ability to operate the Lalor mine. Since the mine site is nearby existing facilities in the Snow Lake area, the Lalor mine was able to utilize infrastructure, services, and previously disturbed land associated with permitted, pre-existing and current mining operations in the Snow Lake area. The Lalor mine and associated projects are designed to minimize the potential impact on the surrounding environment by keeping the footprint of the operations as small as possible and by using existing licensed facilities for the withdrawal of water and disposal of wastes.

Initial proposals for baseline work at WIM have been prepared by AECOM. Once complete these environmental studies will form the basis of the required approvals needed to advance this project should it be deemed viable.

3 Zone is part of the New Britannia site. Significant environmental studies of the area are available, and additional environmental assessments would be utilized to augment our understanding of the property and any potential offsite impacts. Approvals to advance this project would be through Provincial regulators as part of an alteration of the existing Environment Act Licence for the property.

The 1901 deposit would leverage all existing surface and underground development near Lalor operations. Significant environmental baseline work has recently been conducted by AECOM and in conjunction with the significant amount past studies will be used to gain approvals for this development should it prove viable.

Based on Hudbay's long-term (more than 50 years) mining experience in the Snow Lake region, and baseline studies to date, there is no known First Nation or Aboriginal hunting, fishing, trapping or other traditional use of the land in the zone of potential influence for the Lalor mine and associated facilities. Post closure, all water quality and earthen structures will be monitored and inspected in order to ensure the sites' conditions meet the applicable regulatory requirements.

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Capital and Operating Costs

The capital expenditures required to execute the LOM plan at Lalor and 1901 includes pre-production mine development for 1901, and the sustaining capital required to continue capitalized mine development activity and to replace/acquire mining equipment. The 1901 mine development plan is scheduled to start in 2024, followed by ramp-up to the maximum production rate in 2026. It is also envisaged that additional synergies with Lalor will exist and so reductions in mine equipment costs and personnel requirements are factored into the cost profile.

Other remaining capitalized expenditures included in the LOM plan relate to milling and environmental activities and growth projects such as the Stall mill recovery improvement program (discussed under "Mineral Processing and Metallurgy" above).

The forecasted life of mine capital and operating costs are set out in the Snow Lake Technical Report. Cost inflation, changes to the mine plan and other factors may cause these costs to fluctuate over the life of mine and, as such, Hudbay provides an annual guidance range each year based on current assumptions. The 2023 cost guidance is set out in Hudbay's news release dated February 23, 2023.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

Exploration, Development and Production

Since 2014, one exploration drift and one exploration ramp were developed at Lalor for a total of 1,891 metres. The development was undertaken to establish underground platforms to conduct exploration drilling on targets that could not be drilled from existing mine infrastructure.

Since 2017, exploration drilling at Lalor has both focused on adding and converting inferred mineral resource estimates with a strong emphasis on confirming the continuity of the gold mineralization.

Hudbay commenced a winter drill program in January 2023 with four drill rigs testing the down-dip gold and copper extensions of the Lalor deposit, which is the first time we have completed step-out drilling in the deeper zones at Lalor since the initial discovery of the gold and copper-gold zones in 2009 and 2010. One additional drill rig is testing a geophysical anomaly located within 400 metres of existing Lalor underground infrastructure. Four drill holes have been completed during the winter drill program and assay results from base metal and copper-gold mineralized intercepts identified from core logging are pending as of the date hereof.

With the inclusion of the New Britannia mill, net revenue at Lalor will shift from primarily zinc to primarily gold, positioning Lalor as a primary gold mine with significant zinc, copper and silver by-products. Revenue from precious metals through the remaining life-of-mine is expected to be approximately 65% of total revenue. Significant zinc and copper revenue provides diversified commodity exposure.

WIM and 3 Zone mine operations are scheduled for 24 hours per day, 365 days per year, with initial production from WIM scheduled to commence in 2030. A combined mining rate between 1,200 and 1,500 tonnes per day will match the New Britannia mill capacity and will provide an additional 8 years of operating life after the Lalor mine ceases operation. From 2030 to 2038, New Britannia is expected to operate at average feed grades of 2.2 grams per tonne gold and 1.3% copper, as the Lalor feed is replaced by WIM and 3 Zone.

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WIM and 3 Zone Capital and Operating Cost Profiles

The WIM mine development plan contemplates construction activities occurring in 2029, followed by commissioning in 2030 and ramp-up to the maximum production rate by end of 2031. The capital expenditures required for refurbishing the existing mining infrastructures at 3 Zone have been grouped with the WIM sustaining capital expenditure and are estimated to be C$164 million, in aggregate from 2029 to 2037.

WIM and 3 Zone will be traditional long hole underground mining operation with waste backfill and ramp access. Ore from both deposits will be trucked using the same haul road to the New Britannia mill which is located 15 kilometres from WIM and 3 kilometres from 3 Zone. It is envisaged to use some of the spare equipment from Lalor as well as an already existing workforce. Given the short distance to the town of Snow Lake, there will be no need for an additional camp.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

COPPER WORLD

Project Description, Location and Access

The Copper World project (the "Project") is located within the historic Helvetia-Rosemont Mining District that dates back to the 1800's. The deposit lies on the northern end and western foothills of the Santa Rita Mountain range approximately 30 miles (50 km) southeast of Tucson, in Pima County. The land is located in Townships 17, 18 and 19 South, Ranges 15 and 16 East, Gila & Salt River Meridian, Pima County, Arizona. The Project geographical coordinates are approximately 31º 86'N and 110º 77'W. Access to the Project is from Santa Rita and Helvetia Roads from the west and Highway 83, over and across Forest Service roads from the east.

The core of the Project mineral resource is contained within the 132 patented mining claims and mill sites that in total encompass an area of 2,004 acres (811 hectares) (the "Patented Claims"). Surrounding the Patented Claims is a contiguous package of 1,866 unpatented mining claims and mill sites with an aggregate area of more than 22,416 acres (9,072 hectares) (the "Unpatented Claims"). Associated with the Patented Claims and Unpatented Claims are 80 parcels of fee (private) land consisting of approximately 3,301 acres (1,336 hectares) (the "Associated Fee Lands"). The area covered by the Patented Claims, Unpatented Claims and Associated Fee Lands totals approximately 27,721 acres (11,218 hectares).

The patented mining claims are considered to be private lands that provide the owner with both surface and mineral rights. The patented mining claim block, including the core of the mineral resource, is monumented in the field by surveyed brass caps on short pipes cemented into the ground. The fee lands are located by legal description recorded at the Pima County Recorder's Office. The patented claims and Associated Fee Lands are subject to annual property taxes amounting to a total of approximately $8,800.

Mineral Rights on US Forest Service and Bureau of Land Management ("BLM") lands have been reserved to Copper World, Inc., via the unpatented claims that surround the patented claims. Wooden posts and stone cairns mark the unpatented claim corners, end lines and discovery monuments, all of which have been surveyed. The unpatented claims are maintained through the payment of annual maintenance fees of $155.00 per claim, for a total of approximately $165,000 per year, payable to the BLM.

There is a 3% NSR royalty on all 132 patented claims, 603 of the unpatented claims, and one parcel of the Associated Fee Lands with an area of approximately 180 acres.

As discussed in the body of this AIF, the Copper World Project consists of the seven recently discovered Copper World deposits, along with the East deposit, and Hudbay's ownership in the Project is subject to a precious metals stream agreement with Wheaton Precious Metals.

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History

The first recorded mining activity in the Helvetia-Rosemont mining district occurred in 1875. The Helvetia-Rosemont mining district was officially established in 1878. Production from mines on both sides of the Santa Rita ridgeline supported the construction and operation of the Columbia Smelter in Helvetia and the Rosemont Smelter in Old Rosemont. Copper production from the district ceased in 1961 after production of about 438,000 tons of ore containing 36,766,000 pounds of copper, 1,130,000 pounds of zinc and 361,600 ounces of silver.

By the late 1950s, the Banner Mining Company (Banner) had acquired most of the claims in the area and had drilled the discovery hole into the East deposit. In 1963, the Anaconda Mining Co. acquired options to lease the Banner holdings. Their exploration program demonstrated that a large-scale porphyry/skarn existed at the East deposit. Regional exploration also identifies targets at the Broadtop Butte and Peach-Elgin prospects.

In 1973, Anaconda Mining Co. and Amax Inc. formed a 50/50 partnership to form the Anamax Mining Co. In 1977, following years of drilling and evaluation, the Anamax joint venture generated a resource estimate of about 445 million tons of sulfide mineralization averaged 0.54% copper using a cut-off grade of 0.20% copper. In addition to the sulfide material, 69 million tons of oxide mineralization averaging 0.45% copper was estimated.

In 1979, Anamax carried out a resource estimate for the Broadtop Butte deposit located about a mile north of the East deposit. Their mineral estimate identified 9 million tons averaging 0.77% copper and 0.037% molybdenum. In 1985, Anamax ceased operations and liquidated their assets.

Asarco purchased the patented and unpatented mining claims in the Helvetia-Rosemont mining district from real estate interests in August 1988 and renewed exploration of the Peach-Elgin and initiated engineering studies on the East deposit. In 1999, Grupo Mexico acquired the Helvetia-Rosemont property through a merger with Asarco. 2004, Grupo Mexico sold the property to a Tucson developer.

In April 2005, Augusta purchased the property from Triangle Ventures LLC. Over the next several years, Augusta continued to evaluate the mineral potential and refine the economics of developing this resource.

Following the acquisition of the Project, Hudbay conducted infill drilling campaign between September 2014 and November 2015 in further efforts to gain a better understanding of the geological setting and mineralization of the East deposit and to collect additional metallurgical and geotechnical information. Drilling conducted by Hudbay was used in combination with previous drilling campaigns to build resource models that supported a Feasibility Study completed and documented in the 2017 Technical Report. The 2017 Technical Report included an estimate of the mineral reserves and mineral resources at the East deposit that is now considered to be a historical estimate.

After significant exploration success on its patented mining claims in 2020 and ongoing litigation uncertainty regarding the project design set forth in the 2017 Feasibility Study, Hudbay began to evaluate alternative design options to unlock value within this prospective district. This included remodeling the 2017 mineral resources, incorporating the new mineral resources from successful exploration results and completing new metallurgical testing work, which led to a comprehensive review of the mine plan, process plant design, tailings deposition strategies and permitting requirements for the new project.

This culminated in the release of a preliminary economic assessment of our 100%-owned Copper World project in July 2022 (the "PEA").

Geological Setting, Mineralization, and Deposit Types

The deposits are located in the Laramide belt, a major porphyry province that includes a number of other world class deposits. The deposits are located in the northern block of the Santa Rita Mountains dominated by Precambrian granite with slices of Paleozoic and Mesozoic sediments and small stocks and dikes of quartz monzonite or quartz latite porphyry that are related to porphyry copper and skarn mineralization. Tertiary faulting has significantly segmented the original stratigraphy juxtaposing mineralized and unmineralized rocks. Mineralization occurs as both copper oxides and sulfides in skarns and in the intrusive porphyry.

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Genetically, skarns form part of the suite of deposit styles associated with porphyry copper centers. The skarns were formed as the result of thermal and metasomatic alteration of Paleozoic carbonate and to a lesser extent Mesozoic clastic rocks. Near surface weathering has resulted in the oxidation of the sulfides in the overlying Mesozoic units at the East deposit and near surface Paleozoic units at Copper World.

Mineralization is mostly in the form of primary (hypogene) copper, molybdenum and silver bearing sulfides, found in stockwork veinlets, and disseminated in the altered host rock at depth. Near surface, along structural zones, and in quartzite units oxidized copper mineralization is present. The oxidized mineralization occurs as mixed copper oxide and copper carbonate minerals. Locally, enrichment of supergene chalcocite and associated secondary mineralization are found in and beneath the oxidized mineralization.

Exploration

In October 2020, Hudbay resumed exploration drilling on targets at its Copper World private land claims located north and west of the East deposit. The drill program included drilling of targets proximal to the historic mines in the Broadtop Butte and Peach areas as well as greenfield drilling over the Elgin, Copper World (now referred to as the "West" deposit) and Bolsa areas.

In 2021, Hudbay expanded its exploration drilling efforts on its private land claims located northwest of the East deposit, now defined as the Copper World areas where small scale copper mining had been conducted between the late 19th century until the 1960's. Drilling confirmed the occurrence of both oxide and sulfide copper mineralization over 7 deposits including: Bolsa, Broad Top Butte, Copper World, Peach South Limb, North Limb, and Elgin deposits. The copper mineralization starts in most cases near surface and contains higher grades at shallower depth than at the East deposit. Hudbay continued to drill in 2022 with a focus on infill drilling to support the future conversion of mineral resource to mineral reserve estimates.

Drilling

Extensive drilling has been conducted at the Copper World deposits by several successive property owners. The most recent drilling was by Hudbay, with prior drilling campaigns completed by Banner Mining Company, Anaconda Mining Co., Anamax, ASARCO and Augusta. In total, 244,260 metres of drilling have been completed on the property. These drill holes were drilled using a combination of churn, percussion, reverse circulation and diamond drilling (coring) methods.

In all of the Hudbay's drilling campaigns, efforts were consistently made to obtain representative samples by drilling either H-size (2.5 inch or 63.5 mm diameter) or N-size (1.9 inch or 47.6 mm diameter) core. Reverse circulation drilling performed under Hudbay's ownership were excluded from mineral resource estimates in skarn mineralization due to a sampling representativity issue. Some limited reverse circulation drilling conducted in the porphyry mineralization was retained as valid and used for resource modeling purposes..

Sampling, Analysis, and Data Verification

The Sampling, Analysis and Data Verification results has been discussed in length in the last technical report published on SEDAR in 2022, therefore, only a high-level description will be presented here.

Sample preparation, security, and analytical procedures used by Augusta and Hudbay since 2005 meet current industry accepted standards. QA/QC procedures including the use of certified reference material, blanks and interlaboratory checks on pulp duplicates have resulted in acceptable precision, accuracy, and contamination level. Statistical comparisons and database entry checks of older historical drilling data did not identify any significant biases or database quality issues. Specific gravity was measured in laboratories using water displacement on core and validated with box weight measurements to derive in-situ density estimates for each mineralization domain.

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Mineral Processing and Metallurgical Testing

Numerous metallurgical tests were performed, notably confirmation: testing of the tests conducted by Augusta, comminution, JK drop-weight, SAG Power Index and Bond ball mill work index tests to assess the hardness of the material, mineralogical and metallurgical testing of the oxide material on the Peach, Elgin and Broadtop Butte deposits and also on the East deposit transitional zone mineralization where copper occurs as secondary copper sulfides and copper oxides.

The test work demonstrated that copper-molybdenum separation was achievable but due to the limited amount of test work done to date, Molybdenum recovery estimates are based on industry benchmarking and assume 50% recovery to a 50% molybdenum concentrate.

Through the course of all the mineral processing and metallurgical testing, no deleterious elements were found to have a negative impact on plant performance or on the marketable value of the copper and molybdenum concentrates to be produced at the Project.

On the basis of the body of testwork that exists, including both the historical testwork, and the testing programs completed by Hudbay since the acquisition of the property, forecasts of recovery, concentrate grade and quality, as well as characteristics of the resultant tailing product have been developed. Metal recovery regressions were established for each deposit as a function of the ratio between copper in oxides and total copper.

Mineral Resources Estimate

Hudbay used three-dimensional models of lithological units and mineralization envelopes constructed in Leapfrog Geo™ software using an 'implicit modeling' approach. A wireframe model of the 0.10% Cu grade shell was also constructed in Leapfrog Geo™. The selection of this copper grade thresholds for modelling was based on visual inspection of the spatial and statistical grade distribution. The grade shell includes mineralization grading less than 0.10% Cu where it was deemed necessary in order to maintain a smooth and continuous three-dimensional envelope. The different lithological units were grouped into four structural domains which were further divided into mineralized envelopes based on the dominance of oxide or sulfide copper mineralization within the 0.10% Cu grade shell.

Drill core assay intervals for copper (Cu), soluble copper (CuSS), molybdenum (Mo), and silver (Ag) were composited down hole into a fixed length of 25ft. The composite intervals were back-tagged with a copper grade-shell code based on the wireframe models to be used during grade estimation. Visual checks were conducted to ensure back-tagging worked as expected.

The block model consists of non-rotated regular blocks of 50ftx50ftx50ft as a reasonable proxy for the anticipated Selective Mining Unit (SMU) during open pit mining. All the individual blocks in the model were assigned a mineralized envelope code using the wireframes prepared in Leapfrog™. Within each mineralized envelope, blocks were assigned a dry bulk density based on the mean value of in-situ density measured from core box weights and validated with laboratory measurements.

The Cu, CuSS, Mo and Ag block grade values were interpolated using an Ordinary Kriging (OK) estimator with a three-pass estimation approach with each successive pass having greater search distances and less restrictive sample selection requirements. A firm boundary approach within each mineralized envelope was employed for all metals.

The block model grade estimates were validated by Hudbay through visual inspection comparing composite grades to block grades, statistical checks, and selectivity checks. During its review, Hudbay identified an opportunity to reduce the inherent smoothing of the kriged model. This correction was implemented separately by mineralized envelope based on grade distribution and also by areas with consistent drilling density.

A Lerchs Grossman analysis was performed using the block models constructed by Hudbay. Several economic analyses were developed for nested pit shells. The purpose of this assessment was to evaluate free discounted cash flow, revenue, stripping ratio, development, sustaining capital, and as guidance for internal phases, recoveries by processing route and by deposit. The base-case pit shell retained for resource reporting corresponds to a revenue factor of 1.0 with an assumed copper price of $3.45/lb to ensure potential for economic extraction of the mineral resource estimates.

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Mining Operations

The mine will be a traditional open pit shovel and truck operation with bench heights of 50 and 100 feet, and 255- ton capacity haul trucks for material and waste movement.

The mining sequence follows a two-phase approach, where the first phase of production considers the exploitation of the pits and their associated infrastructure over a footprint requiring only state and local permits for 16 years (plus one year of pre-stripping). During this period, all waste, tailings, and leach pads are disposed within the limits of Hudbay's private land properties. After this first phase, it is assumed that all necessary permits have been obtained in order to mine and deposit tailings and waste also on unpatented mining claims for a second production phase. The open pits are mined in a sequence consisting of 17 mining phases for a total lifetime of 44 years, plus one additional year of pre-stripping. The three Copper World pits will measure 5,600 ft on average in diameters with an average depth of 520 ft while the final East pit size will measure approximately 8,200 ft in diameter and have a depth of approximately 2,250 ft. Through the life of mine 1,486 million tons of economic material and approximately 2,437 million tons of waste will be extracted, yielding a life of mine stripping ratio of 1.64 (including pre-stripping material).

Pit design and production were conducted using a NSR optimization model in order to select the optimum processing method that maximizes NPV for each mining block extracted from the open pits taking into consideration land restriction both for mining and for the connected actions of waste, leach pads and tailings depositions as well as the maximum capacity of the various components of the processing facilities.

An important constraint on the mine production schedule during Phase I is the limited space for disposing waste rock, tailings, and economic material on leach pads. In addition, some of the waste rock can only be disposed after mining has been completed at the Elgin and West pits. These important constraints result in a sub-optimum mining sequence from a strict economic standpoint but allow the mine to operate in a sustainable manner during Phase I for 17 years until federal permits are in place. Securing these permits earlier would unlock significant benefits to the project by removing these important constraints on the mining schedule allowing more tons and/or better grade to enter the mine plan earlier than currently planned.

Processing and Recovery Operations

The processing facilities include an oxide leach and solvent extraction and electro-winning (SX/EW) facility, a sulfide concentrator, a concentrate leach facility and an acid plant. The capacity of the sulfide concentrator during Phase I is 60,000 tons per day of sulfide material while the tonnage of Run of Mine (ROM) leached material is 20,000 tons per day. In year 17, the sulfide throughput will increase to 90,000 tons per day for the duration of Phase II.

The oxide leach and SX/EW facility follows a conventional process involving ROM leaching, solvent extraction and electrowinning. The sulfide mill consists of conventional crushing, grinding, flotation, molybdenum separation, concentrate dewatering and tailings dewatering. The sulfide concentrate produced in the sulfide mill is further processed in the concentrate leach facility via atmospheric leach tanks to produce a pregnant leach solution (PLS) which is combined with the PLS from the oxide leaching circuit. The combined PLS is treated by SX/EW to produce copper cathode. For the purpose of the PEA, atmospheric leach tanks were selected as the preferred technology. In addition, the concentrate leach facility comprises sulfur flotation, dewatering, and purification to produce a sulfur concentrate which is processed through an acid plant, along with additional purchased sulfur, to create 410 kt/a of sulfuric acid. The solids residue is further treated in a precious metals recovery step. Fugitive heat from the acid plant is recovered and used for power generation.

Capital and Operating Costs

The total project capital costs are estimated to be $1,966 million including $401 million in contingency. The LOM sustaining capital costs are estimated to be $1,498 million excluding capitalized stripping and $2,065 million including capitalized stripping. The capital cost estimate is considered to be a Class 5 estimate as defined by AACE Recommended Practice 47R-11 for the mining and mineral process industry.

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The economic viability of the Project has been evaluated using the metal prices outlined below and cost projections based on the 2022 PEA study. The metal prices used in the economic analysis are based on a blend of consensus metal price forecasts from over 30 well known financial institutions and Wood Mackenzie.

Metal Price Assumptions:

Spot Copper: $3.50 (per pound)

Spot Molybdenum: $11.00 (per pound)

Spot Silver: $22.00 (per ounce)

Streamed Silver: $3.90 (per ounce), subject to a 1% escalation after 3 years

Based on the cash flow model results, the Project has an unlevered after-tax NPV10% of $1,296M, an after-tax IRR of 18%, a payback period of 5.3 Years, and an annual average EBITDA of $492M at a long-term copper price of $3.50/lb. Phase I has a stand-alone NPV10% of $741M and an after-tax IRR of 17% while Phase II adds $555M to the NPV10% with an incremental after-tax IRR of 49% entirely funded through cash flow from operation during Phase I.

SUMMARY OF KEY METRICS (at $3.50lb Cu)
METRIC	UNIT	Phase I	Phase II	LOM
Valuation Metrics (Unlevered)[1]
Net present value @ 8% (after-tax)	$ millions	$1,097	$947	$2,044
Net present value @ 10% (after-tax)	$ millions	$741	$555	$1,296
Internal rate of return (after-tax)%		17%	49%	18%
Payback period	# years	5.3	1.7	-
EBITDA (annual avg.)[2]	$ millions	$438	$530	$497
Project Metrics
Growth capital	$ millions	$1,917	$885	$2,802
Construction length	# years	3.0	2.0	-
Operating Metrics
Mine life	# years	16.0	28.0	44.0
Cu cathode - mined resources (annual avg.)[3]	000 tonnes	86.4	101.3	95.9
Cu cathode - total (annual avg.)[3]	000 tonnes	98.7	123.3	114.3
Copper recovery - sulfide to cathode	%	77.3	80.1	79.2
Copper recovery - oxide to cathode	%	59.0	58.7	58.9
Sustaining capital (annual avg.)	$ millions	$33	$35	$34
Cash cost[4]	$/lb Cu	$1.15	$1.11	$1.12
Sustaining cash cost[4]	$/lb Cu	$1.44	$1.42	$1.43

Notes: "LOM" refers to life-of-mine total or average.

1. Calculated assuming the following commodity prices: copper price of $3.50 per pound, copper cathode premium of $0.01 per pound (net of cathode transport charges), silver stream price of $3.90 per ounce and molybdenum price of $11.00 per pound. Reflects the terms of the existing Wheaton Precious Metals stream, including an upfront deposit of $230 million in the first year of Phase I construction in exchange for the delivery of 100% of silver produced.

2. EBITDA is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please refer to the company's most recent Management's Discussion and Analysis.

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3. The mine plan assumes external concentrate is sourced in years when spare capacity exists at the SX/EW facility in order to maximize the full utilization of the facility. Copper cathode production from mined resources excludes the production from external concentrate. Average annual copper cathode production from external concentrates is approximately 12,000 tonnes in Phase I and 22,000 tonnes in Phase II. There remains the potential to replace external copper concentrate with additional internal feed.

4. Cash cost and sustaining cash cost, net of by-product credits, per pound of copper produced from internally sourced feed and excludes the cost of purchasing external copper concentrate, which may vary in price or potentially be replaced with additional internal feed. Byproduct credits calculated using the following commodity prices: molybdenum price of $11.00 per pound, silver stream price of $3.90 per ounce and amortization of deferred revenue as per the company's approach in its quarterly financial reporting. By-product credits also include the revenue from the sale of excess acid produced at a price of $145 per tonne. Sustaining cash cost includes sustaining capital expenditures and royalties. Cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further details on why Hudbay believes cash costs are a useful performance indicator, please refer to the company's most recent Management's Discussion and Analysis.

Exploration, Development and Production

Following the release of the Copper World PEA, we have continued to execute our strategy to de-risk the project. Pre-feasibility activities for Phase I of the Copper World project are well-advanced and are expected to support the conversion of mineral resources to mineral reserves and optimize the layout and sequencing of the mineral processing facilities, in addition to evaluating other upside opportunities. A pre-feasibility study for Phase I of the Copper World project is expected to be released in mid-2023.

The information presented in this section is forward looking information. See "Cautionary Statement on Forward-Looking Information" and "Risks and Uncertainties" in this AIF.

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SCHEDULE C: AUDIT COMMITTEE CHARTER

HUDBAY MINERALS INC.

(THE "COMPANY")

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee is appointed by the Board of Directors to assist the Board of Directors in its oversight and evaluation of:

• the quality and integrity of the financial statements of the Company,

• the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

• the qualification, independence and performance of the Company's independent auditor,

• the appointment, independence and performance of the Company's head of the internal audit function,

• the design and ongoing review of the Company's risk management system, and

• the performance of the Company's Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication among the independent auditor, the internal audit function, the Company's Chief Financial Officer and other financial senior management, other employees and the Board of Directors concerning accounting, auditing and risk management matters.

The Audit Committee is directly responsible for the recommendation of the appointment and retention (and termination) and for the compensation and the oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor or the internal audit function regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company. Also, the Audit Committee is directly responsible for the approval of the appointment and retention (and termination) and the oversight of the work of the internal audit function.

The Audit Committee is not responsible for:

• planning or conducting audits,

• certifying or determining the completeness or accuracy of the Company's financial statements or that those financial statements are in accordance with generally accepted accounting principles.

Each member of the Audit Committee shall be entitled to rely in good faith upon:

• financial statements of the Company represented to him or her by senior management of the Company or in a written report of the independent auditor to present fairly the financial position of the Company in accordance with generally accepted accounting principles; and

• any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

The fundamental responsibility for the Company's financial statements and disclosure rests with senior management.

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REPORTS

The Audit Committee shall report to the Board of Directors on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit Committee shall include any issues of which the Audit Committee is aware with respect to the quality or integrity of the Company's financial statements, its compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance and independence of the Company's internal audit function and changes in risks over which the Audit Committee has oversight.

The Audit Committee also shall prepare, as required by applicable law, any audit committee report required for inclusion in the Company's publicly filed documents.

COMPOSITION

The members of the Audit Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors on the recommendation of the Company's Corporate Governance and Nominating Committee. The appointment of members of the Audit Committee shall take place annually at the first meeting of the Board of Directors after a meeting of shareholders at which directors are elected, provided that if the appointment of members of the Audit Committee is not so made, the directors who are then serving as members of the Audit Committee shall continue as members of the Audit Committee until their successors are appointed. The Board of Directors may appoint a member to fill a vacancy that occurs in the Audit Committee between annual elections of directors. Any member of the Audit Committee may be removed from the Audit Committee by a resolution of the Board of Directors. Unless the Chair is elected by the Board of Directors, the members of the Audit Committee may designate a Chair by majority vote of the members of the Audit Committee.

Each of the members of the Audit Committee shall meet the Company's Categorical Standards for Determining Independence of Directors and shall be financially literate (or acquire that familiarity within a reasonable period after appointment) in accordance with applicable legislation and stock exchange requirements. No member of the Audit Committee shall:

• accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries1 (other than remuneration for acting in his or her capacity as a director or committee member) or be an "affiliated person"2 of the Company or any of its subsidiaries, or

• concurrently serve on the audit committee of more than three other public companies without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board of Directors and their determination that such simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee (which determination shall be disclosed in the Company's annual management information circular).

Notes:

1 A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).

2 An "affiliate" of a person is a person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

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RESPONSIBILITIES

Independent Auditor

The Audit Committee shall:

• Recommend the appointment and the compensation of, and, if appropriate, the termination of the independent auditor, subject to such Board of Directors and shareholder approval as is required under applicable legislation and stock exchange requirements.

• Obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit Committee and the Board of Directors.

• Oversee the work of the independent auditor, including the resolution of any disagreements between senior management and the independent auditor regarding financial reporting.

• Pre-approve all audit and non-audit services (including any internal control-related services) provided by the independent auditor (subject to any restrictions on such non-audit services imposed by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators).

• Adopt such policies and procedures as it determines appropriate for the pre-approval of the retention of the independent auditor by the Company and any of its subsidiaries for any audit or non-audit services, including procedures for the delegation of authority to provide such approval to one or more members of the Audit Committee.

• Provide notice to the independent auditor of every meeting of the Audit Committee.

• Approve all engagements for accounting advice prepared to be provided by an accounting firm other than independent auditor.

• Review quarterly reports from senior management on tax advisory services provided by accounting firms other than the independent auditor.

• Review expense reports of the Chairman and the Chief Executive Officer.

Internal Audit Function

The Audit Committee shall:

• Approve the appointment and, if appropriate, the termination of the head of the internal audit function.

• Obtain confirmation from the head of the internal audit function that he or she is ultimately accountable, and will report directly, to the Audit Committee.

• Oversee the work of the internal audit function, including the resolution of any disagreements between senior management and the internal audit function.

• Approve the internal audit function annual plan.

• Review quarterly reports from the head of the internal audit function.

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The Audit Process, Financial Statements and Related Disclosure

The Audit Committee shall:

• Meet with senior management and/or the independent auditor to review and discuss,

• the planning and staffing of the audit by the independent auditor,

• before public disclosure, the Company's annual audited financial statements and quarterly financial statements, the Company's accompanying disclosure of Management's Discussion and Analysis and earnings press releases and make recommendations to the Board of Directors as to their approval and dissemination of those statements and disclosure,

• financial information and earnings guidance provided to analysts and rating agencies: this review need not be done on a case by case basis but may be done generally (consisting of a discussion of the types of information disclosed and the types of presentations made) and need not take place in advance of the disclosure,

• any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the selection or application of accounting principles, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company's financial statements,

• all critical accounting policies and practices used,

• all alternative treatments of financial information within IFRS that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

• the use of "pro forma" or "adjusted" non-IFRS information,

• the effect of new regulatory and accounting pronouncements,

• the effect of any material off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise) on the Company's financial statements,

• any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit Committee in connection with certification of forms by the Chief Executive Officer and/or the Chief Financial Officer for filing with applicable securities regulators, and

• the adequacy of the Company's internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel (including any fraud involving an individual with a significant role in internal controls or management information systems) and any special steps adopted in light of any material control deficiencies.

• Review disclosure of financial information extracted or derived from the Company's financial statements.

• Review with the independent auditor,

• the quality, as well as the acceptability of the accounting principles that have been applied,

• any problems or difficulties the independent auditor may have encountered during the provision of its audit services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with senior management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to senior management and the Company's response to that letter or communication, and

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• any changes to the Company's significant auditing and accounting principles and practices suggested by the independent auditor or other members of senior management.

Risks

The Audit Committee shall:

• Recommend to the Board of Directors for approval a policy (the "ERM Policy") that sets out the risk management philosophy of the Company and the expectations and accountabilities for identifying, assessing, monitoring and managing the most significant risks facing the Company (the "Principal Risks") that is developed and is to be implemented by senior management.

• Meet with senior management to review and discuss the Principal Risks that have been assigned to the Audit Committee for monitoring, including business, financial and information technology risks of the Company, including potential emerging risks, and the actions taken by the Company to mitigate those risks.

• Approve a formalized, disciplined and integrated enterprise risk management process (the "ERM Process") that is developed by senior management and, as appropriate, the Board and its Committees, to monitor, manage and report Principal Risks.

• Recommend to the Board of Directors for approval policies (and changes thereto) setting out the framework within which each identified Principal Risks of the Company shall be managed.

• At least semi-annually, obtain from senior management and, as appropriate, with the input of one or more of the Board's Committees, a report specifying the management of the Principal Risks of the Company including compliance with the ERM Policy and other policies of the Company for the management of Principal Risks.

• Review with senior management the Company's tolerance for financial risk and senior management's assessment of the significant financial risks facing the Company.

• Discuss with senior management, at least annually, the guidelines and policies utilized by senior management with respect to financial risk assessment and management, and the major financial risk exposures and the procedures to monitor and control such exposures in order to assist the Audit Committee to assess the completeness, adequacy and appropriateness of financial risk disclosure in Management's Discussion and Analysis and in the financial statements.

• Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board of Directors in a timely fashion.

• Review the adequacy of insurance coverages maintained by the Company.

• At least semi-annually, obtain from senior management a report on information technology matters, including any significant developments related to the Company's information security policies and practices and information technology infrastructure, and the management of related risks.

• Discharge the Board's oversight function in respect of the administration of the pension and other retirement plans of the Company and its affiliates.

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Compliance

The Audit Committee shall:

• Obtain reports from senior management that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics including disclosures of insider and affiliated party transactions and environmental protection laws and regulations.

• Review with senior management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company's financial statements or accounting policies.

• Review senior management's written representations to the independent auditor.

• Advise the Board of Directors with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics.

• Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

• Establish procedures for,

• the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and

• the confidential, anonymous submission by employees of the Company with concerns regarding any accounting or auditing matters.

Delegation

To avoid any confusion, the Audit Committee responsibilities identified above are the sole responsibility of the Audit Committee, unless otherwise directed by the Board of Directors.

INDEPENDENT ADVICE

In discharging its mandate, the Audit Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit Committee determines to be necessary to permit it to carry out its duties.

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